
03024603

## 82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL





REGISTRANT'S NAME Chevalier International Holdings Limited

*CURRENT ADDRESS 22/F., Chevalier Commercial Centre
8 Wang Hoi Road
Kowloon Bay, Hong Kong

**FORMER NAME

**NEW ADDRESS



FILE NO. 82- 4203 FISCAL YEAR 3/31/00

* *Complete for initial submissions only* ** *Please note name and address changes*

*INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:*

| | | | |
|---|---|---|---|
| *12G3-2B (INITIAL FILING)* | ☐ | *AR/S (ANNUAL REPORT)* | ☑ |
| *12G32BR (REINSTATEMENT)* | ☐ | *SUPPL (OTHER)* | ☐ |
| *DEF 14A (PROXY)* | ☐ | | |

OICF/BY: NM

DATE: 7/15/03



其士國際集團有限公司
（於百慕達註冊成立之有限公司）

# CHEVALIER

## INTERNATIONAL HOLDINGS LIMITED



一九九九至二零零零年度年報

ANNUAL REPORT 1999-2000


CHEVALIER
ANNIVERSARY
SINCE 1970

# 目錄





## 財務日誌

| 事項 | 日期 |
|---|---|
| 中期業績公佈 | 一九九九年十二月十七日 |
| 末期業績公佈 | 二零零零年七月二十八日 |
| 截止過戶日期 | |
| 中期 | 二零零零年一月十日至十四日 |
| 末期 | 二零零零年九月十四日至二十日 |
| 股東週年大會 | 二零零零年九月二十二日 |
| 派發股息 | |
| 中期股息每股港幣三仙 | 二零零零年二月十八日 |
| 末期股息每股港幣五仙 | 二零零零年十一月二日 |

## 概要

*(所列帳項均為港幣)*

下列為本集團截至二零零零年三月三十一日止過往五年內之總資產、總負債、股本及業績概況。

| | 1996 | 1997 | 1998 | 1999 | **2000** |
|---|---|---|---|---|---|
| **財政項目** *(百萬元)* | | | | | |
| 總資產 | 8,660 | 11,447 | 10,296 | 5,642 | **4,906** |
| 總負債 | 6,377 | 8,704 | 8,234 | 3,599 | **2,500** |
| 少數股東權益 | 849 | 1,114 | 315 | 295 | **364** |
| 股本及儲備 | 1,434 | 1,629 | 1,747 | 1,748 | **2,042** |
| 股本(發行股數 — 百萬) | 739 | 755 | 1,025 | 1,115 | **1,166** |
| 營業額* | 4,930 | 5,452 | 7,458 | 11,648 | **4,290** |
| 年度溢利 | 145 | 241 | 195 | 153 | **275** |
| **每股計算** | | | | | |
| 盈利 | 18仙 | 29仙 | 22仙 | 15仙 | **24**仙 |
| 股息 | 12.5仙 | 10.5仙 | 9仙 | 5仙 | **8**仙 |
| 資產淨值(按帳面值) | 1.76元 | 1.96元 | 1.71元 | 1.57元 | **1.75**元 |

* *為符合本年度之表達形式,若干對比數字已重新分類列出。*

*標準會計準則第二十四號為證券投資的分類制定新架構,而該標準對本集團從一九九六年起至一九九九年年度之業績及淨資產所採用的處理方式並沒有重大影響。*

**營業額**
(港幣百萬元)


11,648
7,458
5,452
4,930
4,290
1996
1997
1998
1999
2000

**年度溢利**
(港幣百萬元)


275
241
195
153
145
1996
1997
1998
1999
2000

**股本及儲備**
(港幣百萬元)


2,042
1,747
1,748
1,629
1,434
1996
1997
1998
1999
2000

**每股盈利及股息**
(仙)


盈利
股息
29
24
22
18
15
12.5
10.5
9
8
5
1996
1997
1998
1999
2000

## 執行董事

周亦卿 *(主席兼董事總經理)*
O.B.E., Off. Crown (B),
Officier de l'Ordre National du Mérite (F),
The Order of the Sacred Treasure,
Gold Rays with Rosette (Jpn)

郭海生 *(副董事總經理)*

馮伯坤

馮和順

簡嘉翰

黃奇岳

譚國榮

## 獨立非執行董事

Iain Leonard DALE O.B.E.

鄭明訓 J.P.

黃宏發 O.B.E. (Hon.), J.P.

## 秘書

簡嘉翰

## 核數師

德勤•關黃陳方會計師行

香港執業會計師

香港中環干諾道中一一一號

永安中心二十六樓

## 主要往來銀行

香港上海滙豐銀行

上海商業銀行

渣打銀行

中信嘉華銀行

## 律師

齊伯禮律師行

顏施甘百慕達律師行

## 註冊辦事處

Cedar House, 41 Cedar Avenue,
Hamilton, HM12, Bermuda

## 主要營業地點

香港九龍灣

宏開道八號

其士商業中心二十二樓

## 主要股份過戶登記處

Butterfield Corporate Services Limited
Rosebank Centre, 14 Bermudiana Road,
Pembroke, Bermuda

## 香港股份過戶登記分處及過戶代理

標準證券登記有限公司

香港中環干諾道中一一一號

永安中心五樓

## 網址

http://www.chevalier.com

**香港特別行政區政府**
**工務局**

| | |
|---|---|
| 其士（土木工程）有限公司 | — 第一名冊 — 承建商名冊乙組（試用期）港口工程項目 |
| 其士（建築）有限公司 | — 第一名冊 — 樓宇建築（丙組） |
| 其士（機電工程）有限公司 | — 電器裝置（第III組） |
| 其士（環境技術）有限公司 | — 為污水過濾廠供應及安裝機電設備 |
| | — 供應及裝置濾水器 |
| 其士（香港）有限公司 | — 空調及製冷裝置（第II組） |
| | — 工業類電器裝置 |
| | — 柴油發動機的安裝 |
| | — 搬運及起重機械的安裝 |
| | — 升降機及自動梯 |
| | — 機械廠及設備的製造及設立（第II組） |
| | — 供應及裝置抽水系統及相連的水管工程 |
| | — 供應及裝置濾水器 |
| 其士（衛星通訊）有限公司 | — 廣播接收裝置 |
| | — 防盜及保安裝置 — 試用期 |
| | — 供應及安裝音響設備 — 試用期 |
| | — 供應及安裝無線電設備 — 試用期 |
| | — 供應及安裝視像設備 — 試用期 |
| 聯益建造有限公司 | — 第一名冊 — 樓宇建築（丙組）<br>— 水務工程（丙組）<br>— 道路及渠務（甲組）試用期 |

**香港環境保護署**

| | |
|---|---|
| 其士（環境技術）有限公司 | — 空氣質素監察站（設計、建造、操作） |

**機電工程署**

| | |
|---|---|
| 其士（香港）有限公司 | — 建築工地升降機及塔式工作平台（安全）條例 — 註冊承建商 |

**消防署**

| | |
|---|---|
| 其士（機電工程）有限公司 | — 消防裝置承辦商（第二組別） |

**香港電訊管理局**

| | |
|---|---|
| 其士（資訊網絡）有限公司 | — 公共非專利電訊服務牌照 |
| 其士店有限公司 | — 無線電商牌照（放寬限制） |
| Chevalier Q-Mart Limited | — 無線電商牌照（放寬限制） |
| 其士（通訊）有限公司 | — 無線電商牌照（放寬限制） |
| 其士（步步通網絡）有限公司 | — 無線電商牌照（放寬限制） |
| 其士（傳訊服務）有限公司 | — 公共無線電通訊服務牌照 |
| | — 無線電商牌照（放寬限制） |
| 其士（衛星通訊）有限公司 | — 衛星電視共用天線牌照 |

**香港房屋委員會**

| | |
|---|---|
| 其士（建築）有限公司 | — 樓宇承建商（新造工程第二組）<br>保養工程第一組 |
| 其士（機電工程）有限公司 | — 電器承辦商 |
| 其士（香港）有限公司 | — 冷氣及通風系統承建商 |
| | — 備用發電機組保養 |
| 聯益承建有限公司 | — 保養工程第二組（試用） |
| | — 商場改善工程（試用） |
| 富居物業管理有限公司 | — 認可居屋苑物業管理公司名單甲 |
| | — 公共租住屋邨認可物業管理代理登記冊 |

**香港房屋協會**

| | | |
|---|---|---|
| 其士(建築)有限公司 | — | 樓宇承建商(任何價值之工程) |
| 聯益建造有限公司 | — | 認可本地承建商 |

**保險業監理處**

| | | |
|---|---|---|
| 其士保險有限公司 | — | 一般保險牌照 |

**保安及護衛業管理委員會**

| | | |
|---|---|---|
| 其士(香港)有限公司 | — | 保安公司牌照(第III類別) |
| 其士(衛星通訊)有限公司 | — | 保安公司牌照(第III類別) |

**公司註冊處 — 放債人部**

| | | |
|---|---|---|
| 其士三利財務有限公司 | — | 放債人牌照 |
| 啟銓有限公司 | — | 放債人牌照 |

**香港旅遊業議會**

| | | |
|---|---|---|
| 其士旅遊有限公司 | — | 會員証書 |

**香港專業保險經紀協會**

| | | |
|---|---|---|
| 其士(保險顧問)有限公司 | — | 會員 |

**國際航空運輸協會**

| | | |
|---|---|---|
| 其士旅遊有限公司 | — | 認可證書 |

**香港品質保證局**

| | | |
|---|---|---|
| 其士(土木工程)有限公司 | — | ISO9002品質證書CC1438<br>土木工程的建造和保養 |
| 其士(建築)有限公司 | — | ISO9002品質證書CC140<br>樓宇建築 |
| | — | ISO9002品質證書CC270<br>樓宇維修工程 |
| 其士(機電工程)有限公司 | — | ISO9002品質證書CC393<br>樓宇建造的電氣和電氣相關的裝置 |
| 其士(環境技術)有限公司 | — | ISO9001品質證書CC792<br>設計、供應及安裝自來水及污水處理設施 |
| 其士(香港)有限公司 | — | ISO9001品質證書CC242<br>設計、安裝及維修升降機及自動梯系統 |
| | — | ISO9001品質證書CC458<br>空調和通風系統的設計、供應、安裝及維修保養服務(香港) |
| 聯益建造有限公司 | — | ISO9002品質證書CC790<br>樓宇建築、土木工程及維修工程 |
| 聯益承建有限公司 | — | ISO9002品質證書CC259<br>保養、維修及改善工程 |

**新加坡生產力與標準局**

| | | |
|---|---|---|
| 其士新加坡控股有限公司 | — | ISO9001証書<br>電梯與電動扶梯設計、安裝與維修 |

**獎項**

其士(建築)有限公司獲香港房屋委員會頒發的獎項包括：

| | |
|---|---|
| 1992 | 最佳樓宇建築地盤獎亞軍 |
| 1992/3 | 十大承建商，品質表現 |
| 1992/3 | 最佳承建商年獎 |
| 1993/4 | 最佳樓宇建築地盤安全獎 |
| 1993/4 | 最佳樓宇建築承建商，地盤安全獎 |
| 1993/4 | 十大承建商，品質表現 |
| 1993/4 | 最佳承建商年獎 |
| 1995/6 | 三大新工程項目 |
| 1995/6 | 五大新工程承建商 |
| 1995/6 | 最佳工程獎 — 葵涌邨第一期重建 |
| 1996 | 最佳樓宇建築地盤銀獎 |

# 業務
## 架構



升降機及自動梯
機電工程
玻璃幕牆及鋁窗工程
物業發展及投資
其士國際集團有限公司*
商業機器
其士科技控股有限公司*
50.1%
電訊系統
樓宇建築
其士建築集團有限公司*
37.3%
土木工程
其士新加坡控股有限公司**
71.1%
升降機及自動梯

冷氣設備
系統

建材設備

酒店投資

汽車代理

電力及
工業設備

物業管理

財務及
租賃服務

旅遊顧問

環保工程

居屋計劃
物業發展

保險服務

國際貿易

零售

保養服務

互聯網絡
服務

網絡科技

電腦系統

傳呼服務

衛星
接收系統

樓宇保養

管道翻新

道路、渠務
及水務工程

混凝土供應

物業投資

建材供應

* *於香港聯合交易所有限公司上市*

** *於新加坡股票交易所有限公司第一級股票市場上市*

## 業績

截至二零零零年三月三十一日止年度，本集團溢利為港幣二億七千五百萬元，較去年大幅增長達百份之八十。然而，由於年度內並無完成任何私人機構參建居屋計劃(「居屋計劃」)項目，本集團營業額由港幣一百一十六億四千八百萬元減至港幣四十二億九千萬元，跌幅為百份之六十三。每股盈利為港幣二十四仙。



*周亦卿博士 O.B.E., Off. Crown (B), Officier de l'Ordre National du Mérite (F), The Order of the Sacred Treasure, Gold Rays with Rosette (Jpn)*

## 集團重組

為鞏固本集團之資產基礎及簡化行政管理、監管及履約責任，於一九九九年九月十四日，本公司要求其士發展國際有限公司(「其士發展」)向本公司以外的其士發展股東(「計劃股東」)提呈一項透過協議計劃將其士發展進行私有化之建議(「該計劃」)。根據該計劃，所有計劃股東持有之股份已被註銷，以換取每股現金港幣0.94元。該計劃已於一九九九年十二月十日完成。於一九九九年十二月十四日，其士發展股份在香港聯合交易所有限公司(「聯交所」)上市之地位已被撤銷。其士發展成為本公司之全資附屬公司。

## 股息

董事會建議派發末期股息每股港幣五仙(一九九九年：港幣三仙)；連同已派付之中期股息每股港幣三仙(一九九九年：港幣二仙)，截至二零零零年三月三十一日止年度，共派發股息每股港幣八仙(一九九九年：港幣五仙)。

待即將召開之股東週年大會上獲股東批准，股息單將約於二零零零年十一月二日星期四以現金支付，而股東可選擇收取本公司每股面值港幣0.25元之股份(「新股份」)，以代替彼等獲得之部份或全部現金股息(「以股代息計劃」)。配發新股份的數目乃參照由二零零零年九月十四日星期四至二零零零年九月二十日星期三止五個連續交易日在聯交所之每股平均收市價，再經折讓百份之五計算。載有有關以股代息計劃詳情之函件及選擇表格將約於二零零零年十月四日星期三呈遞各股東。此項以股代息計劃，須待聯交所就將擬發行之新股份上市及買賣作出批准，方可作實。

## 業務回顧

*本公司*

雖然香港受到自一九九七年橫掃大部份亞洲國家的金融風暴嚴重影響，甚至陷入經濟衰退，但是，經濟放緩卻為本公司帶來機會以展示其應付難題的實力。本公司之主要業務包括樓宇服務和鋁窗及玻璃幕牆均表現良好。儘管樓宇建築行業需求放緩，該等部門之收益仍錄得穩定的增長。

本年度內，本集團之環保工程部門 ── 其士(環境技術)有限公司在菲律賓成立了一間由其持有百份之八十五權益之附屬公司Chevalier Enviro Services, Inc.，主要在馬尼拉提供單一及有效之醫療廢料處理。此項科技亦已引進香港。


CHEVALIER ENVIRO SERVICES INCORPORATED

*周博士與菲律賓醫院組織秘書長Marina Bringas博士於二零零零年八月為Chevalier Enviro Services, Inc.揭幕*

本財政年度內，由於並無完成任何居屋計劃項目，物業發展及投資之營業額因而大幅下調。在已完成的多個居屋計劃項目中，出售剩餘之商業單位約為港幣二億一千五百萬元。部份尚未出售之商業單位則留作收租用途，連同其他投資物業，合共為本集團帶來穩定的租金收益。現時本集團手頭並無任何居屋計劃項目。

本集團於去年七月及八月在鄭州及長沙開設兩間辦事處。現時，本集團在內地合共開設了十間辦事處，以從事聯絡、推廣及發展本集團之業務。另外，本集團繼續擴展在內地之酒店業務計劃。位於九江之第二間酒店項目 — 其士九江大酒店已於去年四月正式開幕，業務令人滿意。本集團對內地酒店業甚具信心，並會在不久將來在東莞投資第三間酒店。



*其士九江大酒店於一九九九年四月開幕*

## 業務回顧（續）

位於上海之高級住宅樓宇，並由本集團持有百份之六十四權益之"亦園"已於本年一月正式開幕。雖然上海租務市場仍然受壓及主要地區之空置率仍屬偏高，然而，由於中國經濟持續增長，本集團相信上海物業市場在長遠來説將會復甦。

本集團繼續在區內各地拓展其市場地位。除在菲律賓設有辦事處外，於一九九九年七月，本集團在日本設立一間新辦事處。該辦事處將致力尋找新穎及具潛力的產品，以迎合香港及其他海外市場。



位於上海之高級住宅項目 — "亦園"已於一九九九年十二月完竣



位於加拿大多倫多士嘉堡市之 Action Honda

本年度內，位於加拿大之汽車業務尤以代理本田汽車，錄得驕人的增長，收益升幅達百份之五十。為表揚其「滿足客戶需求，追求素質突破」的宗旨，Action Honda屢獲殊榮，包括奪得"Quality Dealer Award"、"High Quality Performance Award"及"Young Owners Loyalty Award"等獎項。位於溫哥華之酒店業務業績令人滿意，為本集團帶來合理收益。

年度內，為貫徹高素質及重視客戶服務之理念，本集團不斷為員工舉辦多個訓練與技巧發展課程，讓員工能與日新月異的科技同步前進，並滿足顧客之需求，以突顯其士商標 —— 優質產品及服務的標誌。

## 業務回顧（續）

### *其士科技控股有限公司（「其士科技」）*
### *（前稱其士（商業系統）國際有限公司）*

由於市場情況不景氣，其士科技集團大部份之業務均受到嚴竣考驗。儘管香港於一九九九年仍處於疲弱的營商環境，其士科技集團營業額由港幣十億九千三百萬元輕微上升百份之八至港幣十一億八千二百萬元。溢利為港幣二千六百萬元及每股基本盈利為港幣三點一仙。



*其士科技集團為纖巧東芝筆記薄型電腦獨家代理*

由於產品價格及品質競爭激烈，其士科技集團須擴展其現有產品及服務，以迎合市場需要，當中包括提供增值服務，如顧問服務、系統整合及應用技術和全面性維修保養服務。互聯網部門亦擴展其業務至應用服務供應商及資料數據中心。


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其士電腦天地
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*其士（資訊網絡）有限公司的網頁*

經營其士店數目縮減至十三間；連同二十間特許經營店，其士店繼續成為香港電訊業務其中一個具規模的零售網絡商。由於科技及市場的推動，令產品及服務不斷創新，因此，該部門業務前景仍屬樂觀。現時其士科技集團擁有九間銷售家居用品之Q-Mart零售店，其士科技集團相信零售業務將逐步復甦，並會繼續擴展其零售網絡業務。

隨着東南亞國家經濟漸漸復甦，其士科技集團於泰國業務尤以電腦及電訊部門已有顯著增長，主要由於泰國之國際貿易收支平衡改善，從而帶動私營及公營消費上升。

### *其士建築集團有限公司（「其士建築」）*

本年度內，物業資產投資仍然十分疲弱，樓宇建築業因此受到嚴竣的影響。一九九九年獲批准可動工興建居住單位之總數目較一九九八年減少百份之四十。因此，其士建築集團營業額由去年港幣二十五億八千萬元減至本年港幣二十三億九千一百萬元，輕微跌幅為百份之七。然而，其經營業績卻有顯著改善，由去年虧損港幣七千八百萬元增長至本年溢利港幣七百八十萬元。每股盈利為港幣三點四一仙。

## 業務回顧(續)

由於市場之新工程數目有限，尤其是私營機構方面，整體營商環境仍競爭激烈。儘管如此，其士建築集團已渡過最困難的時期，經營業績更錄得顯著增長。其士建築將繼續其謹慎的承包商遴選策略，並監察其工程進度以確保工程質素。



位於天水圍一零五區第一期公共屋邨

### *其士新加坡控股有限公司(「其士新加坡」)*

由本公司持有百份之七十一點一權益之附屬公司其士新加坡，其股份於新加坡股票交易所有限公司第一級股票市場上市。年度內，其溢利增加百份之二十五至坡幣四百八十萬元，營業額為坡幣五千四百六十萬元。每股盈利上升至坡幣四點二四仙。此令人滿意的業績主要由於年度內合理化重組經營成本、可預計之虧損撥備轉回、償還全部銀行貸款後減少利息支出及獲得外滙盈利(去年為外滙虧損)。

其士新加坡之升降機及自動梯安裝工程受到一九九八年及一九九九年年初經濟放緩所影響，導致年度內完成升降機及自動梯安裝項目減少。是年度投資物業之租金收入亦輕微下跌約百份之四點九至坡幣一百萬元。

## 財務評述

年度內，本集團視乎需要作出營運資金、透支及貿易融資安排。本集團利用各種財務技巧及工具，包括遠期合約及利率掉期管理其現金、外滙及利率風險。本集團不作投機性的外滙及衍生產品交易，而現時主要的借貸為與抵押融資有關的銀行借貸。

截至二零零零年三月三十一日，本集團總信貸額為港幣十二億七千八百萬元，而未提取餘額為港幣六億九百萬元。此外，截至二零零零年三月三十一日，未償還之貸款為港幣九億九千五百萬元，本集團手頭現金為港幣六億零七百萬元。

本集團於二零零零年三月三十一日以未償還之銀行貸款及股本及儲備計算之債務與資本比率為零點四九。

## 展望

本地生產總值經歷連續五季負增長後，已於一九九九年第二季恢復正增長。隨著零售銷售量上升、來港旅客顯著增加、勞工市場改善及香港特區政府銳意穩定物業價格以加強消費者的信心，本港經濟於二千年已重現生機。縱使復甦步伐仍然緩慢，香港經濟前景仍屬樂觀。

另一方面，經濟不穩卻並無對中國內地構成任何衝擊。過去幾年，其經濟增長持續強勁，統計數據更指出增長將延續至今年。隨著中國加入世界貿易組織（「世貿」）後，標誌着中國正邁向一個市場開放的經濟。加入世貿後，中國便能擴大其國際網絡，而香港作為內地之窗戶，亦能透過其有利位置獲取更多商業機會。憑着我們的業務對中國市場的廣泛覆蓋、獨特的競爭優勢以提供專業知識及增值服務以迎合不斷轉變的環境，吾等深信本集團已作好準備以獲取內地之投資契機。



*由其士集團贊助的「其士千禧煙花迎瑞龍」為千禧年首個大型賀歲煙花滙演*

本集團在過去三年經歷了非常艱苦的時間，其間更突顯本集團的業務策略，以建立(i)長遠收入基礎；(ii)業務多元化及(iii)健全的財政管理系統，該策略能有效地使集團成功過渡亞洲金融危機。吾等在過去三十年已成功採用該策略，並將於未來傾盡全力落實其策略，為股東爭取最高的回報。

在這艱難時期，本人謹藉此對各位董事及全體員工於過去一年的忠誠，努力不懈的態度與全力以赴的工作熱忱，深表謝意。

*主席兼董事總經理*
周亦卿

香港，二零零零年七月二十八日

本集團之主要物業詳列如下：

## (甲)持作投資／自用物業

| 地點 | 用途 | 大約樓面面積 *平方呎* | 契約年期 | 集團所佔權益 *百份率* |
|---|---|---|---|---|
| 香港 | | | | |
| 九龍觀塘成業街十六號 怡生工業中心A座地下 | 工業 | 15,000 | 中期 | 100 |
| 新界粉嶺安樂邨安福街三號 其士貨倉大廈 | 工業 | 118,300 | 中期 | 100 |
| 九龍灣常悅道二十一號 其士工程服務中心 | 工業 | 177,500 | 中期 | 100 |
| 九龍灣宏開道八號 其士商業中心十樓 一零一一至一零一九室、 十九至二十三樓及 佔三份一權益之停車位205個 | 寫字樓及停車場 | 174,600 | 中期 | 100 |
| 渣甸山軒德蓀道九號 | 住宅 | 9,500 | 長期 | 100 |
| 新加坡 | | | | |
| Chevalier House, 23 Genting Road, Singapore 349481 | 工業 | 80,000 | 永久業權 | 71.1 |
| The Blue Building, 10 Genting Road, Singapore 349473 | 工業 | 17,000 | 永久業權 | 71.1 |
| 加拿大 | | | | |
| 4334 Kingston Road, Ontario, MIE 2M8 | 用作汽車經銷之寫字樓、工場及停車場 | 20,200 | 永久業權 | 100 |
| 888 Hamilton Street, Vancouver, B. C. | 酒店 | 86,000 | 永久業權 | 39.8 |
| 14535-14583, Yonge Street, Aurora, Ontario (位於安大略省Aurora市) | 用作汽車經銷之寫字樓、工場及停車場 | 25,000 | 永久業權 | 100 |
| 20 Nugget Avenue, Scarborough, Ontario (位於安大略省士嘉堡市) | 寫字樓、工商及貨車停車場 | 22,460 | 永久業權 | 100 |

| 地點 | 用途 | 大約樓面面積 *平方呎* | 契約年期 | 集團所佔權益 *百分率* |
|---|---|---|---|---|
| 美國 | | | | |
| 430 East Grand Avenue, South San Francisco, CA | 工業／貨倉 | 38,000 | 永久業權 | 100 |
| 中華人民共和國 | | | | |
| 河南省信陽市民權路三三五號 | 酒店 | 129,000 | 中期 | 70 |
| 廣東省廣州市東山廣場十八樓四、五、六及七室 | 寫字樓 | 7,200 | 中期 | 50.1 |
| 泰國 | | | | |
| No. 540 Bamrungmuang Road, Debsirin Sub-district, Pomprab District, Bangkok Metropolis | 寫字樓及陳列室 | 21,300 | 永久業權 | 50.1 |

## (乙)發展中物業

| 地點 | 完成之程度 | 預算完成之日期 | 用途 | 地盤面積 *平方呎* | 發展後大約樓面面積 *平方呎* | 集團所佔權益 *百分率* |
|---|---|---|---|---|---|---|
| 中華人民共和國 | | | | | | |
| 東莞市中心H-1-1及H-1-2地段 | 空置地盤 | 視乎中國政府撥地之日期 | 住宅及商業 | 153,980 | 770,000 | 50 |

## (丙)待售物業

| 地點 | 大約樓面面積 *平方呎* | 契約年期 | 集團所佔權益 *百分率* |
|---|---|---|---|
| 中華人民共和國 | | | |
| 上海市徐滙區18街坊48號地塊亦園 | 370,000 | 長期 | 64 |

## (丁)於中國訂約收購之物業權益

| 地點 | 用途 | 大約樓面面積 *平方呎* | 契約年期 | 集團所佔權益 *百分率* |
|---|---|---|---|---|
| 北京市朝陽區東環南路2號航華科貿中心包括不同層數之若干物業權益 | 寫字樓 | 49,923 | 長期 | 45.2 |

董事會欣然將本公司及本集團截至二零零零年三月三十一日止年度報告書及經審核之帳目提呈列位股東省覽。

## 主要業務

本公司之主要業務為投資控股，而其附屬公司之業務為供應、安裝及保養升降機、自動梯、冷氣系統、機電系統、電力設備及工業設備，環境保護工程，供應及安裝建築材料及設備，汽車銷售、維修及租賃服務，貿易，投資控股，物業發展及投資，提供廣泛的話音與數據通訊設備及服務、系統整合服務及銷售和分銷商業機器。

本集團之營業額及其對本集團經營溢利之貢獻細列如下：

(甲) 以業務分類

| | 營業額<br>*港幣百萬元* | 對扣除財務費用後經營溢利之貢獻<br>*港幣百萬元* |
|---|---|---|
| 供應、安裝及保養升降機及自動梯、冷氣系統、機電系統、電力設備、工業設備及環境保護工程 | 1,737 | 133 |
| 供應及安裝建築材料及設備 | 565 | 90 |
| 汽車銷售、維修及租賃服務 | 385 | 4 |
| 貿易 | 96 | (7) |
| 物業發展及投資 | 245 | 31 |
| 廣泛的話音與數據通訊設備及服務、系統整合服務及銷售和分銷商業機器 | 1,084 | 35 |
| 其他 | 178 | 92 |
| | 4,290 | 378 |

## 主要業務（續）

### （乙）以地區分類

| | 營業額<br>*港幣百萬元* |
|---|---|
| 香港 | 2,736 |
| 中華人民共和國 | 648 |
| 加拿大 | 403 |
| 新加坡 | 269 |
| 美國 | 84 |
| 泰國 | 145 |
| 其他 | 5 |
| | 4,290 |

由於各地區之溢利貢獻並無不正常性質，故並未呈列以地區分類之溢利貢獻。

## 業績及股息

本集團於截至二零零零年三月三十一日止年度之業績載於第31頁之綜合收益表內。中期股息每股港幣三仙已於二零零零年二月十八日星期五以現金支付，而股東可選擇收取本公司每股面值港幣0.25元之股份。董事會現建議派發末期股息每股港幣五仙，惟股東可選擇以股代息。

## 股本

股本之變動載於財務報告附註第29項內。

## 認購股權計劃

有關本公司之認購股權計劃及於年內授予和被行使之認購股權之詳情載於財務報告附註第29項內。

## 儲備

儲備之變動載於財務報告附註第30項內。

## 投資物業

投資物業之變動載於財務報告附註第13項內。

## 物業、廠房及設備

物業、廠房及設備之變動載於財務報告附註第14項內。

## 財務概要

本集團之財務概要載於第2頁。

## 主要客戶及供應商

年度內，本集團之前五大供應商佔本集團進貨額為百份之二十二點二七及前五大客戶佔本集團銷售額為百份之十五點一三，其中最大供應商及最大客戶分別佔本集團進貨額及銷售額為百份之十一點五一及百份之七點二一。除下段「關連交易」披露其士建築集團及其士科技集團簽訂的合約外，本公司各董事及其聯繫人士或任何股東(就董事所知其擁有本公司已發行股本百份之五或以上者)並無在該五大供應商或五大客戶佔有任何權益。

## 物業

本集團之主要物業資料載於第14至15頁。

## 慈善捐款

年度內，本集團捐款予認可慈善機構為港幣705,000元及其他社團為港幣3,294,000元。

## 貸款及化作成本之利息

一年內或隨時須應償還之銀行貸款及其他貸款已列為流動負債，而超過一年期償還之貸款載於財務報告附註第25及26項內。在物業發展計劃中及施工中之工程已包括應佔利息成本為港幣5,723,000元。

## 主要附屬公司、聯營公司及共同控制實體

有關本公司各主要附屬公司、聯營公司及共同控制實體之詳情載於第80至82頁。

## 優先承讓權

本公司細則並無優先承讓權條款，雖然根據本公司之註冊地百慕達之法例，對此並無作出任何限制。

## 購入、出售或贖回證券

於本年度內，本公司或其任何附屬公司並無購入、出售或贖回本公司之任何上市證券。

## 董事

年內及截至本報告日期止，在任董事如下：

*執行董事*

周亦卿博士 *（主席兼董事總經理）*
郭海生先生 *（副董事總經理）*
馮伯坤先生
馮和順先生
簡嘉翰先生
黃奇岳先生
譚國榮先生

*獨立非執行董事*

Iain Leonard DALE先生
鄭明訓先生
黃宏發先生 *（於一九九九年四月一日獲委任）*

根據本公司細則，馮和順先生、黃奇岳先生及譚國榮先生須於即將召開之股東週年大會上告退，均願膺選連任。各獨立非執行董事之告退規定與各執行董事相同。

## 董事於合約內之利益

周亦卿博士、郭海生先生、馮伯坤先生、馮和順先生、簡嘉翰先生及譚國榮先生在其士建築及／或其士科技之若干合約中獲得利益，概因彼等乃其士建築及／或其士科技之董事及／或於該等公司之股本持有實益權益。有關合約細節於下段「關連交易」詳盡披露。

除上文所述以外，本公司或其任何附屬公司於本年底或年度內任何時間，並無簽訂任何可使董事獲得重大利益之合約。

## 關連交易

1. 按聯交所證券上市規則(「上市規則」)詮釋，本集團不時與被列作「關連人士」的其士建築及其士科技進行交易。聯交所已於一九九六年一月三十一日及一九九七年四月二日同意豁免本公司有關之關連交易須嚴格遵守上市規則第十四章的要求。根據該等豁免，當每次本集團與其士建築及其士科技或與其若干附屬公司按一般及日常業務簽訂的關連交易，本公司無需以報章通告及／或通函披露該等關連交易之詳情，亦無需取得獨立股東對該等交易之預先批准。該等關連交易詳情如下：

一、 本公司與其士建築簽署一份協議書，由其士建築集團以一般商業條款不時向本公司之附屬公司購買升降機及自動梯、冷氣設備系統、機電工程系統及建築材料及設備及其有關安裝服務。本公司之全資附屬公司其士(香港)有限公司(「其士香港」)與其士建築之附屬公司其士(建築)有限公司(「其士建築」)達成以下由上市規則列作的關連交易合約：

| 承建商 | 工程性質 | 承判商 | 估計合約金額<br>*港元* | 其士建築集團<br>應佔權益<br>*百份率* |
|---|---|---|---|---|
| 其士建築 | 電力安裝 | 其士香港 | 9,893,000 | 99.67 |

截至二零零零年三月三十一日止年度內，收取上述銷售及完成部份工程之款項約為港幣6,899,000元。

二、 本公司與其士建築達成行政服務協議，由本集團提供會計、庫務、電子數據處理、公司秘書及人事管理服務予其士建築集團。根據該協議，其士建築集團須按照全年之營業額以百份之零點三支付予本公司作為管理服務費用。截至二零零零年三月三十一日止年度內，根據該項協議，其士建築支付予本公司之管理費用為港幣7,172,000元。

## 關連交易（續）

三、 本公司之全資附屬公司以市值租金將下列物業出租予其士建築集團及其士科技集團：

| 業主 | 物業（用途） | 租戶 | 年度租金<br>港元 |
|---|---|---|---|
| 萬珠發展有限公司 | 其士商業中心的部份（寫字樓） | 其士科技 | 2,665,000 |
| | | 其士建築 | 2,127,000 |
| 威方發展有限公司 | 其士貨倉大廈的部份（貨倉） | 其士科技 | 100,000 |
| | | 其士建築 | 163,000 |
| 拔創有限公司 | 其士工程服務中心的部份（寫字樓／貨倉） | 其士科技 | 9,356,000 |
| | | 其士建築 | 439,000 |
| 富特發展有限公司 | 富瑤小築（渡假屋） | 其士科技 | 160,000 |
| | | 其士建築 | 160,000 |

年度內，其士建築集團及其士科技集團就上述租賃支付予本集團之租金分別約為港幣2,889,000元及港幣12,281,000元。

II. 於一九九九年九月十四日，本公司要求其士發展向其母公司以外的其士發展股東（「計劃股東」）提呈一項透過協議計劃將其士發展進行私有化建議（「該計劃」）。根據該計劃，本公司建議所有計劃股東所持股份將會被註銷，以換取每股現金港幣0.94元。該計劃已於一九九九年十二月十日完成。於一九九九年十二月十四日，其士發展股份在聯交所上市之地位已被撤銷。其士發展成為本公司之全資附屬公司。

III. 於一九九九年五月七日，本公司與嘉裕發展有限公司簽訂一份有關金冕有限公司資本重組的協議，以港幣一億五百六十七萬二千元代價出售位於愛秩序灣填海區筲箕灣地段八三九號的居屋計劃項目之所有權益。出售該項目後之淨收益約為港幣一億四百萬元已用作減低銀行借貸及一般營運資金用途。出售該項目為本公司提供變賣投資項目之機會，並在該項目發展初期在無風險及無須投入額外資金下獲得豐厚利益。

## 關連交易(續)

本公司獨立非執行董事認為，截至二零零零年三月三十一日止年度內，本集團達成上述之交易為：

(i) 本集團一般及日常業務；
(ii) 以一般商業條款進行或非較獨立第三者可獲之條款優厚者；
(iii) 對本公司之股東而言均為公平及合理；及
(iv) 在有關豁免書內所述之金額數額內。

## 董事股份及認購股權之權益

截至二零零零年三月三十一日，各董事於本公司及其相聯公司(按證券(公開權益)條例(「公開權益條例」)之定義詮釋)之股本及認購股權中所擁有之權益已根據上市公司董事進行證券交易之標準守則之規定知會本公司及聯交所，或遵照公開權益條例第二十九條之規定載於登記冊內權益如下：



(甲) 本公司權益

*(i) 股份*

| | 普通股股份數目 | | |
|---|---|---|---|
| 董事 | 個人權益 | 家族權益 | 總數 |
| 周亦卿 | 571,711,235* | – | 571,711,235 |
| 郭海生 | 491,083 | – | 491,083 |
| 馮伯坤 | 456,450 | – | 456,450 |
| 簡嘉翰 | 145,200 | – | 145,200 |
| 譚國榮 | 845,078 | 162,365 | 1,007,443 |
| Iain Leonard DALE | 42,016 | – | 42,016 |

* *周亦卿博士實益擁有本公司股份571,711,235股，佔本公司已發行股份約百份之四十九點零五。該等股份已在下段「主要股東」中重述。*

## 董事股份及認購股權之權益（續）

### （甲） 本公司權益（續）

*(ii) 認購股權*

| 董事 | 授出日期 | 行使認購股權之期限 | 就認購股權支付之代價 | 行使認購股權時須支付之每股價格 | 年內已行使認購股權可認購股份之數目 | 尚未行使認購股權可認購股份之數目 |
|---|---|---|---|---|---|---|
| | | | 港元 | 港元 | | |
| 周亦卿 | 04/02/1998 | 03/09/1998－02/09/2001 | 1 | 0.5376 | － | 18,000,000 |
| | 17/12/1999 | 30/06/2000－29/06/2003 | 1 | 0.4880 | － | 8,450,000 |
| 郭海生 | 04/02/1998 | 03/09/1998－02/09/2001 | 1 | 0.5376 | － | 10,000,000 |
| | 17/12/1999 | 30/06/2000－29/06/2003 | 1 | 0.4880 | － | 5,350,000 |
| 馮伯坤 | 04/02/1998 | 03/09/1998－02/09/2001 | 1 | 0.5376 | － | 8,000,000 |
| | 17/12/1999 | 30/06/2000－29/06/2003 | 1 | 0.4880 | － | 5,350,000 |
| 馮和順 | 04/02/1998 | 03/09/1998－02/09/2001 | 1 | 0.5376 | － | 2,200,000 |
| 簡嘉翰 | 04/02/1998 | 04/09/1998－03/09/2001 | 1 | 0.5376 | － | 2,200,000 |
| | 17/12/1999 | 30/06/2000－29/06/2003 | 1 | 0.4880 | － | 5,000,000 |
| 黃奇岳 | 04/02/1998 | 04/09/1998－03/09/2001 | 1 | 0.5376 | － | 1,200,000 |
| | 17/12/1999 | 30/06/2000－29/06/2003 | 1 | 0.4880 | － | 5,000,000 |
| 譚國榮 | 04/02/1998 | 04/09/1998－03/09/2001 | 1 | 0.5376 | － | 1,700,000 |
| | 17/12/1999 | 30/06/2000－29/06/2003 | 1 | 0.4880 | － | 5,000,000 |

認購股權之詳情已載於財務報告附註第29項內。

## 董事股份及認購股權之權益（續）

### （乙） 相聯公司權益

*(i) 股份*

| 董事 | 相聯公司 | 普通股股份數目 個人權益 | 公司權益 | 家族權益 | 總數 |
|---|---|---|---|---|---|
| 周亦卿 | 其士科技 | 32,000,000 | 510,750,666* | – | 542,750,666 |
| | 其士新加坡 | 4,375,000 | 80,000,000* | – | 84,375,000 |
| | 其士建築 | 41,036,489 | 85,417,444* | – | 126,453,933 |
| 郭海生 | 其士科技 | 12,000,000 | – | – | 12,000,000 |
| | 其士建築 | 1,326,437 | – | – | 1,326,437 |
| 馮伯坤 | 其士科技 | 12,900,000 | – | – | 12,900,000 |
| 馮和順 | 其士科技 | 300,000 | – | – | 300,000 |
| | 其士建築 | 295,600 | – | – | 295,600 |
| 簡嘉翰 | 其士科技 | 2,256,000 | – | – | 2,256,000 |
| 譚國榮 | 其士科技 | 2,000,000 | – | 52,000 | 2,052,000 |
| | 其士建築 | 625,796 | – | 7,142 | 632,938 |

* *周亦卿博士實益擁有本公司股份571,711,235股，佔本公司已發行股份約百份之四十九點零五，而本公司則持有其士科技股份510,750,666股、其士新加坡股份80,000,000股及其士建築股份85,417,444股。根據公開權益條例，周博士被視為擁有該等股份之權益，並已知會其士科技、其士新加坡及其士建築。*

## 董事股份及認購股權之權益(續)

### (乙) 相聯公司權益(續)

*(ii) 認購股權*

| 董事 | 相聯公司 | 授出日期 | 行使認購股權之期限 | 就認購股權支付之代價 | 行使認購股權時須支付之每股價格 | 年內已行使認購股權可認購股份之數目 | 尚未行使認購股權可認購股份之數目 |
|---|---|---|---|---|---|---|---|
| | | | | 港元 | 港元 | | |
| 周亦卿 | 其士科技 | 04/02/1998 | 03/09/1998-02/09/2001 | 1 | 0.3376 | - | 14,000,000 |
| | | 17/12/1999 | 30/06/2000-29/06/2003 | 1 | 0.4640 | - | 7,000,000 |
| | 其士建築 | 04/02/1998 | 03/09/1998-02/09/2001 | 1 | 0.3248 | - | 4,400,000 |
| 郭海生 | 其士科技 | 04/02/1998 | 03/09/1998-02/09/2001 | 1 | 0.3376 | 7,000,000 | 4,300,000 |
| | | 17/12/1999 | 30/06/2000-29/06/2003 | 1 | 0.4640 | - | 5,000,000 |
| | 其士建築 | 04/02/1998 | 03/09/1998-02/09/2001 | 1 | 0.3248 | - | 4,000,000 |
| 馮伯坤 | 其士科技 | 04/02/1998 | 03/09/1998-02/09/2001 | 1 | 0.3376 | 10,300,000 | 3,000,000 |
| | | 17/12/1999 | 30/06/2000-29/06/2003 | 1 | 0.4640 | - | 6,550,000 |
| 馮和順 | 其士科技 | 04/02/1998 | 03/09/1998-02/09/2001 | 1 | 0.3376 | - | 2,300,000 |
| 簡嘉翰 | 其士科技 | 04/02/1998 | 04/09/1998-03/09/2001 | 1 | 0.3376 | 2,300,000 | - |
| | | 17/12/1999 | 30/06/2000-29/06/2003 | 1 | 0.4640 | - | 5,000,000 |

除上述外，截至二零零零年三月三十一日，根據公開權益條例第二十八條或第三十一條或附表第一部份之規定，本公司董事及其配偶或其未滿十八歲之子女在本公司或其任何相聯公司中之證券並無任何權益(按公開權益條例之定義)。

## 董事服務合約

並無任何於即將召開之股東週年大會膺選連任的董事與本公司簽訂不可在一年內不作補償(除法定賠償外)而可予以終止之服務合約。

## 管理服務合約

年內並無簽署有關管理及經營本公司或其任何附屬公司全部或大部份業務之重要合約。

## 董事簡介

### 執行董事

周亦卿博士，主席兼董事總經理，現年六十五歲，彼為其士集團之創辦人及其士科技、其士建築及其士新加坡之主席。彼亦為萬順昌集團有限公司、中國聯合銀行及電視廣播有限公司之非執行董事。他於一九九一年獲英女皇授勳O.B.E.勳銜，於一九九三年獲比利時國王頒授Officer in the Order of the Crown勳銜，於一九九六年獲法國政府頒授Officier de l'Ordre National du Mérite勳銜及於一九九八年獲日本天皇頒授The Order of the Sacred Treasure, Gold Rays with Rosette勳銜。周博士被委任為上海市政協委員、中華人民共和國香港特別行政區第一屆推選委員會委員及二零零六年亞運會申辦委員會委員。另外，周博士於一九九五年獲香港理工大學頒授榮譽工商管理博士學位，並於一九九七年獲香港大學頒授榮譽法學博士學位。



郭海生先生，副董事總經理，現年五十歲，於一九七二年加入其士集團，彼為其士科技及其士新加坡之董事及其士建築之副主席。郭先生亦為香港電梯業協會主席及國際電梯工程師協會香港 — 中國分會副主席，並為香港註冊升降機及自動梯工程師；他更被委任為廣州市政協委員。郭先生對業務發展擁有豐富經驗，負責本集團升降機及自動梯、樓宇建築、建築材料及供應、鋁工程、機電服務、土木工程、物業發展及投資項目之策略性籌劃及管理。

馮伯坤先生，董事，現年四十九歲，於一九七四年加入其士集團，彼為其士科技之董事總經理及其士新加坡之董事。馮先生負責其士集團之附屬公司的業務，包括廣泛的話音與數據通訊設備與服務及系統整合技術，亦包括銷售及分銷流動電話手機、商業機器、電腦系統及設備、電話系統及其有關之售後服務的策略性籌劃及運作管理。彼亦積極參與本集團物業投資與項目發展運作、環境之保護工程及北美之汽車及酒店業務。

**董事簡介**(續)

**執行董事**(續)

馮和順先生,董事,現年五十二歲,於一九七零年加入其士集團,彼為其士科技之董事。馮先生負責管理本集團保險業務、財務及租賃業務及業務發展之運作。

簡嘉翰先生,董事及公司秘書,現年四十九歲,於一九八六年加入其士集團,彼為其士科技之董事及公司秘書及其士建築之公司秘書。彼亦為冠華國際控股有限公司之非執行董事。簡先生負責管理其士集團會計及庫務、企業財務、公司秘書及電子數據處理等事務。他獲香港大學頒發理學學士學位,亦為英國特許公認會計師公會資深會員及香港會計師公會會員。

黃奇岳先生,董事,現年七十一歲,於一九八九年加入其士集團,負責其士集團內部審核及項目發展。黃先生為澳洲會計師公會高級會員,並為香港會計師公會資深會員及香港稅務會計師公會資深會員。

譚國榮先生,董事,現年三十九歲,於一九八六年加入其士集團。除參與保險承保、管理物業發展及物業管理部門外,彼亦負責其士集團的法律事務、行政、人力資源管理、公共關係及旅遊代理業務。譚先生獲中國北京大學法律學士學位及香港城市大學文學碩士學位。彼亦為英國特許仲裁學會、英國特許秘書及行政人員公會及香港公司秘書公會之資深會員。

**獨立非執行董事**

Iain Leonard DALE先生,現年六十歲,於一九九二年加入董事會。彼為英國Henderson TR Pacific Investment Trust plc之主席及Vislink plc和Bowman Power Ltd之董事。他為英國Foreign and Commonwealth Office Business Panel之會員,並於一九九七年十一月獲委任為英國業務大使。彼更為British Council's BOND Scheme之主席,負責處理外國商人在英國工業之事務。他曾為一電力設備集團 — Dale Electric International plc及英國政府之South East Asian Trade Advisory Group和Southern Asian Advisory Group之主席。彼曾為British Overseas Trade Board (BOTB)之會員。

## 董事簡介(續)

### 獨立非執行董事(續)

鄭明訓先生，現年六十三歲，於一九九八年加入董事會。鄭先生現任中鍵顧問有限公司合夥人。彼曾出任立法局議員、英之傑太平洋有限公司及洛希爾父子(香港)有限公司之主席。鄭先生並擔任香港及英國多間上市公司之非執行董事職務，現為香港科技大學兼任教授及大學創委會成員。

黃宏發先生，現年五十六歲，於一九九九年加入董事會。黃先生自一九八五年起為立法局／立法會之民選議員。他自一九七零年起任教香港中文大學，現任政治及行政學名譽教授。彼亦為新洲印刷集團有限公司之非執行董事及香港瓦通紙業廠商會名譽會長。黃先生持有香港大學榮譽文學士學位及美國Syracuse University公共行政學碩士學位。

## 退休金計劃

本公司及其在香港之附屬公司為合資格僱員提供界定供款計劃 — 其士集團僱員公積金計劃。本公司若干海外附屬公司為僱員在當地政府中央退休金計劃中注入供款。這些計劃乃由僱主及僱員兩者，分別以僱員薪金百份之三點五至百份之二十比率注入供款。年度內，本集團在該等計劃之總供款為港幣17,144,000元，其中已扣除之已沒收供款為港幣3,222,000元，並已在綜合收益表中扣除。於年度結算日已沒收供款而可用以抵減僱主之未來供款為數港幣1,332,000元。

## 主要股東

於二零零零年三月三十一日，本公司之唯一主要股東為周亦卿博士。根據載錄在公開權益條例第十六(一)條規定設置之登記冊內，周博士擁有本公司股份571,711,235股，約佔本公司已發行股份約百份之四十九點零五。

除上文披露者外，就各董事所知，概無任何人士為登記股東或享有任何權益或有權認購超過或相等於本公司發行股份百份之十。

## 購買股份或債券之安排

除本公司採納之認購股權計劃及授予董事之認購股權外，於本年度任何時間內，本公司或其任何附屬公司並無參與任何安排，使本公司董事透過購買本公司或其他公司之股份或債券而獲得利益。

## 公元二千年問題

本集團已成功過渡公元二千年。所有公元二千年過渡項目已按預期完成，而本集團所有電子系統已完全符合過渡公元二千年之標準。

## 最佳應用守則

除獨立非執行董事之委任並無特定期限外，董事會認為本公司於本年度內均遵守聯交所上市規則附錄十四所載之最佳應用守則之指引。然而，按照本公司細則，彼等須於每次之股東週年大會上輪值告退及膺選連任。



## 核數師

本年度之財務報告經由德勤•關黃陳方會計師行審核完竣，依章告退，惟願意受聘續任。

承董事會命

*主席兼董事總經理*
周亦卿

香港，二零零零年七月二十八日

德勤‧關黃陳方會計師行

Certified Public Accountants
26/F, Wing On Centre
111 Connaught Road Central
Hong Kong

香港中環干諾道中111號
永安中心26樓

Deloitte
Touche
Tohmatsu

致 CHEVALIER INTERNATIONAL HOLDINGS LIMITED股東
*(在百慕達註冊成為有限公司)*

本核數師已將刊於第31頁至第81頁內根據香港公認之會計原則編製之財務報表審核完竣。

## 貴董事及核數師之責任

貴公司董事有責任編製能顯示真實而公正意見之財務報表。在編製此等財務報表時，董事必須貫徹地採用合適之會計政策。

本核數師之責任是根據審核工作之結果對該等財務報表作出獨立意見，並將此意見向股東呈報。

## 核數師意見之依據

本核數師乃根據香港會計師公會所頒佈之審計準則完成是次審核工作。審核工作包括以抽樣調查方式審查與財務報表內所載各數額及披露事項有關之憑證。並包括評估董事於編製該等財務報表時作出之各重大估計及判斷，及衡量究竟其所釐定之會計政策是否適合 貴公司及集團之情況，貫徹地被沿用及充份地予以披露。

本核數師計劃及進行審核工作，均以取得認為必需之資料及解釋為目標，以便能為本核數師提供充份之憑證，就該等財務報表是否存有重要之錯誤陳述，作合理之確定。於作出核數意見時，本核數師並衡量該等財務報表內所載之資料在整體上是否足夠，本核數師相信所作之核數工作已為核數意見建立合理之基礎。

## 核數師意見

本核數師認為上述財務報表足以真實而公正地顯示 貴公司及集團於二零零零年三月三十一日結算時之財務狀況及截至該日止年度集團之溢利及現金流動情況，並根據香港公司條例之披露規定適當編製。

**德勤‧關黃陳方會計師行**
*執業會計師*

香港，二零零零年七月二十八日

# 收益表

截至二零零零年三月三十一日止年度

| | 附註 | 2000<br>港幣千元 | 1999<br>港幣千元 |
|---|---|---|---|
| 營業額 | 4 | **4,289,547** | 11,648,400 |
| 銷售成本 | | **(3,553,537)** | (10,906,140) |
| 毛利 | | **736,010** | 742,260 |
| 其他收益 | 5 | **132,084** | 58,648 |
| 經銷成本 | | **(279,161)** | (302,150) |
| 行政支出 | | **(122,069)** | (131,876) |
| 其他經營支出 | 6 | **(37,347)** | (25,378) |
| 經營溢利 | 7 | **429,517** | 341,504 |
| 財務費用 | 8 | **(51,804)** | (155,315) |
| 所佔聯營公司業績 | | **623** | 37,986 |
| 所佔共同控制實體業績 | | **375** | 22 |
| 除稅前溢利 | | **378,711** | 224,197 |
| 稅項 | 9 | **(80,359)** | (47,917) |
| 除稅後溢利 | | **298,352** | 176,280 |
| 少數股東權益 | | **(23,663)** | (23,669) |
| 本年度溢利 | 10 | **274,689** | 152,611 |
| 股息 | 11 | **(91,886)** | (55,220) |
| 本年度溢利保留 | | **182,803** | 97,391 |
| 每股盈利 | 12 | | |
| 基本 | | **24仙** | 15仙 |
| 攤薄 | | **24仙** | 14仙 |



 

# 綜合資產負債表

二零零零年三月三十一日結算

| | 附註 | 2000 港幣千元 | 1999 港幣千元 |
|---|---|---|---|
| **非流動資產** | | | |
| 投資物業 | 13 | **410,958** | 199,754 |
| 物業、廠房及設備 | 14 | **880,400** | 330,972 |
| 發展中物業 | 15 | **6,279** | – |
| 不計入綜合帳目之附屬公司 | 17 | **–** | 510 |
| 所佔聯營公司權益 | 18 | **82,237** | 375,076 |
| 所佔共同控制實體權益 | 19 | **3,452** | 8,442 |
| 證券投資 | 20 | **35,536** | 44,727 |
| 會所債券 | | **1,869** | 1,869 |
| | | **1,420,731** | 961,350 |
| **流動資產** | | | |
| 存貨 | 21 | **264,142** | 277,449 |
| 待售物業 | 22 | **1,163,495** | 872,623 |
| 應收帳款、存出按金及預付款項 | | **1,127,242** | 2,132,402 |
| 應收未綜合附屬公司之帳款 | | **–** | 595 |
| 聯營公司應收帳 | | **–** | 4,684 |
| 共同控制實體應收帳 | | **39,742** | 12,262 |
| 就合約工程應向客戶收取之款項 | 23 | **148,931** | 218,770 |
| 應收聯營公司之股息 | | **1,710** | 7,057 |
| 證券投資 | 20 | **95,370** | 9,328 |
| 其他無牌價證券短期投資 | | **38,364** | 296 |
| 存於信託人之現金 | | **–** | 255,057 |
| 現金及銀行存款 | | **607,033** | 889,901 |
| | | **3,486,029** | 4,680,424 |
| **流動負債** | | | |
| 應付款項、存入按金及應付費用 | 24 | **866,344** | 928,068 |
| 應付建築成本費用 | | **249,362** | 308,186 |
| 聯營公司應付帳 | | **42** | 104 |
| 共同控制實體應付帳 | | **19,032** | – |
| 就合約工程應向客戶支付之款項 | 23 | **75,294** | 70,151 |
| 應付票據 | | **129,374** | 191,175 |
| 一年內應償還之融資性租賃之債務 | | **116** | 108 |
| 銷售訂金收入 | | **–** | 10,049 |
| 遞延收益 | | **39,014** | 37,846 |
| 課稅準備 | | **60,980** | 28,566 |
| 擬派末期股息 | | **58,283** | 33,455 |
| 一年內應償還之銀行貸款 | | **263,646** | 79,946 |
| 一年內應償還之其他貸款 | | **3,278** | 296 |
| 短期銀行貸款及透支 | | **479,389** | 1,825,245 |
| | | **2,244,154** | 3,513,195 |
| **流動資產淨值** | | **1,241,875** | 1,167,229 |
| **非流動負債** | | | |
| 銀行貸款 | 25 | **233,464** | 83,890 |
| 其他貸款 | 26 | **22,222** | 670 |
| 融資性租賃之債務 | 27 | **45** | 160 |
| 遞延稅項 | 28 | **180** | 1,095 |
| | | **255,911** | 85,815 |
| **少數股東權益** | | **364,382** | 294,950 |
| | | **2,042,313** | 1,747,814 |
| **股本及儲備** | | | |
| 股本 | 29 | **291,413** | 278,795 |
| 儲備 | 30 | **1,750,900** | 1,469,019 |
| | | **2,042,313** | 1,747,814 |

本財務報告之31頁至81頁於二零零零年七月二十八日經董事會通過並由以下董事代表簽署：

郭海生
*董事*

馮伯坤
*董事*

# 負債表

二零零零年三月三十一日結算

| | 附註 | 2000 港幣千元 | 1999 港幣千元 |
|---|---|---|---|
| **非流動資產** | | | |
| 所佔附屬公司權益 | 16 | **1,588,448** | 1,080,463 |
| 所佔聯營公司權益 | 18 | **23,438** | 70,069 |
| 證券投資 | 20 | **13,178** | 6,007 |
| 會所債券 | | **599** | 599 |
| | | **1,625,663** | 1,157,138 |
| **流動資產** | | | |
| 應收帳款、存出按金及預付款項 | | **3,818** | 22,282 |
| 附屬公司之應收帳 | | **656,706** | 1,419,812 |
| 聯營公司之應收帳 | | – | 4,684 |
| 應收附屬公司派發之股息 | | **11,515** | 11,118 |
| 應收聯營公司派發之股息 | | – | 6,758 |
| 證券投資 | 20 | **54,939** | – |
| 現金及銀行存款 | | **67,365** | 143,345 |
| | | **794,343** | 1,607,999 |
| **流動負債** | | | |
| 應付款項、存入按金及應付費用 | | **5,097** | 3,772 |
| 附屬公司之應付帳 | | **755,817** | 985,599 |
| 聯營公司之應付帳 | | **26** | 26 |
| 課税準備 | | **13,052** | 574 |
| 擬派末期股息 | | **58,283** | 33,455 |
| 一年內應償還之銀行貸款 | | **7,920** | 6,960 |
| 短期銀行貸款及透支 | | **275,993** | 353,902 |
| | | **1,116,188** | 1,384,288 |
| **流動(負債)資產淨值** | | **(321,845)** | 223,711 |
| **非流動負債** | | | |
| 銀行貸款 | 25 | **20,026** | 43,040 |
| | | **1,283,792** | 1,337,809 |
| **股本及儲備** | | | |
| 股本 | 29 | **291,413** | 278,795 |
| 儲備 | 30 | **992,379** | 1,059,014 |
| | | **1,283,792** | 1,337,809 |

| 郭海生 | 馮伯坤 |
|---|---|
| *董事* | *董事* |

# 確認損益表

截至二零零零年三月三十一日止年度

| | 2000<br>港幣千元 | 1999<br>港幣千元 |
|---|---|---|
| 重估投資物業之盈餘(虧損) | **30,726** | (39,886) |
| 重估自用物業之盈餘(虧損) | **62,123** | (4,651) |
| 申算海外附屬公司財務報告所產生之兑換差額 | **2,449** | (10,437) |
| 未於收益表上確認之淨收益(虧損) | **95,298** | (54,974) |
| 本年度溢利 | **274,689** | 152,611 |
| 確認收益及虧損總額 | **369,987** | 97,637 |
| 因收購附屬公司及聯營公司所產生之商譽已直接於儲備中撇除 | **(3,180)** | – |
| 因攤薄集團之附屬公司之權益之儲備減值 | **(1,904)** | – |
| | **364,903** | 97,637 |

# 現金流動表

截至二零零零年三月三十一日止年度

| | 附註 | 2000<br>港幣千元 | 1999<br>港幣千元 |
|---|---|---|---|
| 經營業務之現金注入淨額 | 31 | **1,215,802** | 5,813,464 |
| 投資回報及融資費用 | | | |
| 派發股息 | | **(38,527)** | (28,595) |
| 收取聯營公司之股息 | | **7,017** | 231,289 |
| 收取共同控制實體之股息 | | **5,000** | 10,000 |
| 支付附屬公司少數股東之股息 | | **(20,553)** | (18,116) |
| 收取證券投資之股息 | | **1,144** | 1,266 |
| 已收利息 | | **41,419** | 24,326 |
| 已付利息 | | **(65,163)** | (457,067) |
| 融資性租賃之利息部份 | | **(16)** | (6) |
| 投資回報及融資費用之現金支出淨值 | | **(69,679)** | (236,903) |
| 稅項 | | | |
| 繳付利得稅 | | **(56,600)** | (44,902) |
| 投資業務 | | | |
| 購買投資物業 | | **–** | (331) |
| 購買物業、廠房及設備 | | **(22,588)** | (77,483) |
| 出售物業、廠房及設備 | | **3,284** | 2,701 |
| 增購附屬公司之權益 | | **(8,303)** | (510) |
| 購入附屬公司 | 32 | **(351,997)** | – |
| 出售附屬公司 | 33 | **(423)** | – |
| 出售一個物業項目 | | **96,138** | – |
| 增購聯營公司之權益 | | **(7)** | – |
| 向前附屬公司借入之款項 | | **278** | – |
| 不計入綜合帳目附屬公司之還款(借款) | | **595** | (589) |
| 聯營公司之還款(借款) | | **4,622** | (35) |
| 共同控制實體之借款 | | **(910)** | (2,743) |
| 提取(存入)信託人之現金 | | **255,057** | (21,211) |
| 提取(存入)超過三個月之銀行定期存款 | | **178,813** | (178,645) |
| 投資業務注入(支出)之現金淨額 | | **154,559** | (278,846) |
| 融資前之現金注入淨額 | | **1,244,082** | 5,252,813 |
| 融資 | 34 | | |
| 新借銀行及其他貸款 | | **208,234** | 554,412 |
| 償還銀行及其他貸款 | | **(1,615,379)** | (5,546,212) |
| 附屬公司少數股東之貢獻(償還) | | **9,520** | (1,504) |
| 發行新股 | | **705** | – |
| 發行新股之費用 | | **(22)** | (10) |
| 償還融資性租賃之本金部份 | | **(108)** | (65) |
| 融資支出之現金淨額 | | **(1,397,050)** | (4,993,379) |
| 現金及等同現金之淨額(減少)增加 | | **(152,968)** | 259,434 |
| 於四月一日之現金及等同現金 | | **445,581** | 189,856 |
| 滙兌調整 | | **786** | (3,709) |
| 於三月三十一日之現金及等同現金 | 35 | **293,399** | 445,581 |

## 1 一般資料

本公司為一間在百慕達註冊成立之豁免有限公司，其股份於香港聯合交易所有限公司上市。

本集團之主要業務為供應、安裝及保養升降機、自動梯、冷氣系統、機電系統、電力設備及工業設備、環境保護工程，供應及安裝建築材料及設備、汽車銷售、維修及租賃服務、貿易、投資控股、物業發展及投資、電訊及傳呼服務、科技及網絡服務及技術與保養服務、銷售電腦及辦公室設備及租賃設備、提供物業管理、酒店及旅遊代理服務、證券買賣及保險業務。

## 2 採用標準會計準則

本年度，本集團已採納了下列由香港會計師公會頒佈的新標準會計準則(「標準會計準則」)：

| | |
|---|---|
| 標準會計準則第一號(已修訂) | 財務報表之編列 |
| 標準會計準則第二號(已修訂) | 期內純利或虧損淨額，基本錯誤及更改會計政策 |
| 標準會計準則第十號(已修訂) | 聯營公司投資的會計處理 |
| 標準會計準則第二十四號 | 證券投資的會計處理 |

已修訂之標準會計準則第一及第二號乃關於編列及披露財務資料。本年度之財務報告編列已作出修改，使之符合該等標準的要求。比對數字已作重列以符合一致性呈列基準。

其中：

- 已呈報收益及支出之附加分析；

- 於上年度列於收益表中為「特殊項目」之收益及支出，已重新分類於適當之收益或成本類別；

- 過往與集團及公司因投資於附屬公司、聯營公司及共同控制實體之應付及應收款項結餘乃根據產生之交易性質而重新分類為流動及非流動資產及負債；及

2 採用標準會計準則(續)

- 某些流動/非流動資產/負債已根據標準會計準則第一號(已修訂)重新分類為非流動/流動資產/負債。

此外,財務報告表中各部份之描述及採用之命名經已更新以符合新訂準則之命名。

以上簡述之修訂並沒有對本年度及前期之業績產生任何影響。

標準會計準則第十號之修訂並不導致聯營公司之會計處理有任何重大改變,因此並不需要作前期調整。所作出的披露經已修改,以符合新標準之要求。

標準會計準則第二十四號為證券投資的分類制定新架構。在採用標準會計準則第二十四號時,本集團已就除持有至到期證券以外之證券選擇以基準方式處理。

根據標準會計準則第二十四號,證券投資目前分類為持有至到期之證券投資(按成本減不可收回款項準備列帳)、證券投資(按成本減折損列帳)及其他投資(按公平價值入帳,並於收益表內作估值變動處理)。於去年度,本集團之投資分類為長期(按成本減永久減值準備列帳)或短期(按成本及可變現淨值之較低者列帳)。採用此準則對本集團於本期或前期之財務報告並無重大影響。

3 主要會計政策

財務報告表已按照歷史成本慣例編列，並就若干物業及證券作出調整並符合香港會計實務準則之主要會計政策載列如下：

(a) 綜合帳項基礎

綜合財務報告包括本公司及其附屬公司截至每年三月三十一日止之帳目，並連同本集團擁有於聯營公司及共同控制實體之權益，其表達基準列載於下文(d)及(e)內。

當集團持有於附屬公司已發行股本權益逾百份之五十，但並未能控制其董事局之組成時，鑒於此類附屬公司之財務報告如列入綜合帳目內會引致誤導，故並未將其計入綜合帳目內。

期內收購或出售附屬公司、聯營公司及共同控制實體，其業績包括於本集團之綜合收益表內，均自其有效收購日起或至其售出日止計算。

本集團內各公司之間所有相互之重大交易及往來結餘，已在綜合帳目內對銷。

(b) 商譽

商譽乃指收購附屬公司、聯營公司或共同控制實體時，其收購價高於在收購日集團所佔在該等公司之淨資產之公平價值之差額及首先立即在資本儲備帳中撇除，如有不足之數，則在保留溢利中撇除。收購折讓乃指收購附屬公司、聯營公司或共同控制實體當日個別淨值資產公平價值超出收購價格之差額，並於收購當年撥入儲備帳中。

於出售附屬公司，聯營公司或共同控制實體投資時，過去撇銷或納入儲備之商譽應佔金額已於計算出售附屬公司、聯營公司或共同控制實體溢利或虧損時包括在內。

3 主要會計政策(續)

(c) 所佔附屬公司權益

附屬公司為本公司直接或間接持有其發行股本權益逾百份之五十，或控制過半數之投票權或控制董事局或相等之管治機構之公司。

附屬公司投資乃以成本值扣除任何非暫時性減值後，列於本公司之資產負債表內。

(d) 所佔聯營公司權益

聯營公司乃指本集團能對其管理有重大影響力之企業，其中包括參與財務及經營決策。

綜合收益表包括本集團在聯營公司所佔本年度自收購日起計算之業績。於綜合資產負債表中，所佔聯營公司之權益乃按本集團應佔其資產淨值列於帳內。

本集團與其聯營公司進行交易時，未實現之損益乃按本集團於有關聯營公司所佔之權益對銷，惟可証明已轉讓資產耗損之未實現虧損則除外。

關於聯營公司之業績，本公司只計算年內由聯營公司已收或應收股息入帳。而在聯營公司之投資則以成本值減除任何非暫時性之減值準備後，計入本公司之資產負債表內。

(e) 合營項目

合營項目乃一項合約性安排，根據安排，本集團與其他各方共同經營一項各方共同控制的商業業務，惟參與各方概無任何一方可單獨控制該項業務。

*共同控制資產*

當一間集團公司直接參與合營項目之活動(此乃歸納為共同控制資產)時，集團所佔共同控制資產及與合營各方共同產生之負債，乃依據個別情況分類，並於各合營投資者之財務報告中列出。有關投資於共同控制資產權益所涉及負債及直接費用支出乃按權責發生制之基準入賬。

3 主要會計政策(續)

(e) 合營項目(續)

*共同控制資產(續)*

集團出售或分享應佔共同控制資產產品之收益，包括應佔合營項目之費用，乃按可預知從該等交易中流入(出)之經濟效益確認入帳。

*所佔共同控制實體權益*

合營項目如涉及一個獨立實體而各合營方均擁有權益，將被視為共同控制實體。

本集團於共同控制實體的權益乃按本集團應佔該實體的資產淨值加仍未折舊之收購溢價／減折扣列入綜合資產負債表內。本集團應佔共同控制實體的收購後業績則計入綜合收益表內。

本集團與其共同控制實體進行交易時，未實現的損益乃按本集團於有關共同控制實體所佔之權益對銷，惟可證實已轉讓資產耗損之未實現虧損則除外。

本公司於共同控制實體之投資乃按成本值減除任何非暫時性之減值入帳。本公司應佔共同控制實體之業績則按已收及應收之股息入帳。

(f) 證券投資

證券投資於交易日確認，初步以成本衡量。於其後之記錄日期，持有至到期債務證券以攤銷後之成本衡量及減除任何不可收回之損失入帳。任何因購買持有至到期證券所產生之折讓或溢價乃連同其他投資之收益按投資章呈所列之條款入帳，故此於每段期間內所確認之收益可保持固定之投資回報率。

非(持有至到期債券證券)之投資列作投資證券及其他投資。

投資證券乃為已確定長遠策略而持有之證券，於其後之申報日按成本減任何永久減損計算。

其他投資按公平值計算，而未變現損益則計入期內之收益表。

3 主要會計政策(續)

(g) **其他短期投資**

購入短期投資目的之期權已於結算當日按市值入帳，未實現盈利及損失計入期內收益表。

(h) **投資物業**

投資物業乃已完成之物業，並因具有投資價值而持有，而有關租金收入是按正常非關連基礎而訂定。

投資物業乃按公開市值由獨立測計師對其作出重估。估值之增加或減少乃轉入投資物業重估儲備帳，但若該儲備的總額不足以彌補虧絀，則不足之數於收益表內撇除。若過往曾將某項虧絀撥入收益表而其後出現重估盈餘，則應將此盈餘其中相等於該項曾從收益表中扣除的虧絀之數額撥回收益表內。

於出售重估物業時，有關投資物業重估之盈餘則轉入收益表內。

除契約尚餘之年期為二十年或不足二十年外，投資物業毋須按期計提折舊費用。

(i) **物業、廠房及設備**

*(i) 酒店物業*

酒店物業及其內部固定設備乃按重估值(即重估日現有用途之公開市值減去期後之累積折舊入帳)。物業重估將定期進行，以確保帳面值與結算日時公平市值無重大差異。重估之增值乃轉入重估儲備內，但若前期曾從收益表中為相同資產扣除重估虧損，則此增值或其部份之數額，將確認為收入。重估時產生之帳面淨值減少之數額如超過該資產以前重估資產的重估儲備結餘，該超出部份乃在收益表中扣除。若過往曾將某項虧絀撥入收益表而其後出現重估盈餘，則應將此盈餘其中相等於該項曾從收益表中扣除的虧絀之數額撥回收益表內。於重估物業出售或退撥時，有關該物業重估之增加則轉入保留溢利。

3 主要會計政策(續)

(i) **物業、廠房及設備**(續)

(i) *酒店物業(續)*

酒店物業乃按直線攤銷法就其相關物業餘下之土地租賃年限提取折舊費用。

(ii) *其他物業*

持作固定資產之自用物業乃按重估值(即重估日現有用途之公開市值減去期後之累積折舊)入帳。物業重估將定期進行,以確保帳面值與結算日時公平市值無重大差異。重估之增值乃轉入重估儲備內,但若此增值曾從收益表中為相同資產扣除重估虧損,則此增值或其部份之數額,則確認為收入。重估時產生之帳面淨值減少之數額如超過該資產以前重估資產的重估儲備結餘,該超出部份乃在收益表中扣除。於重估物業出售或退撥時,有關重估之增值則轉入保留溢利。

永久業權之土地不予提取折舊撥備,租賃土地乃按其餘下之契約年期計提折舊撥備。樓宇之成本乃按直線攤銷法就其估計為二十年至五十年的使用年期或其餘下之有關租賃年期,以較短者為準作出折舊撥備。

(iii) *廠房及設備*

廠房及設備乃按成本值減去累積折舊列於帳中。資產成本是由購入價和任何直接使資產到達預期使用之地點和工作狀態之費用組成。該等資產於開始使用後所產生之費用例如維修和保養及檢修成本通常都會在其產生時在收益表內扣除。當某費用能清楚顯示能令該等資產增加其將來之經濟效益時,該費用將會被資本化作為該固定資產之附加成本。

3 主要會計政策(續)

(i) 固定資產及折舊(續)

*(iii) 廠房及設備(續)*

廠房及設備之折舊則按成本值及已考慮其估計的剩餘價值，按其估計使用年期以餘額遞減法按下列比率每年撥備：

| | 購入時額外折舊 | 每年折舊 |
|---|---|---|
| 電腦設備 | 20% | 40% |
| 其他 | 20% | 20% |

當固定資產之帳面值低於其可收回值時，所載帳面值乃減值至其可收回值。於釐定固定資產的可收回值時，並非按預期未來現金流量之現值計算。

出售或退撥之資產淨利潤或虧損乃由其帳面值與出售所得之差額釐定，並計算在收益表內。

(j) 待售及發展中物業

待售物業乃按成本或出售淨值之兩者較低值入帳。發展中物業乃按成本值及在適當情況下扣除撇賬準備入帳。

成本乃包括購入物業之成本值、建築成本、其他直接費用及已資本化之借貸成本。可變現淨值為管理層根據現行市場情況或如已訂定有約束力的出售合同，則根據協議出售價作出之估值。

(k) 存貨

存貨乃按成本或可變現值兩者較低值入帳。成本包括所有採購成本和使存貨到達當前地點所產生的其他開支及按加權平均法計算。可變現值乃按正常業務範圍內估計之售價扣除銷售費用計算。

3 主要會計政策(續)

(l) 安裝合約

當一項合約的成果能夠可靠地估計時，合約成本會按年度施工價值，根據結算日進行之合約活動的完工程度計入收益表。當一項合約的成果不能可靠地估計時，合約成本會在產生的會計期間確認為支出。當合約總成本很有可能會超過合約總收入時，預計的虧損會立即確認為支出。

於結算日的施工中合約乃按已產生成本加上已確認溢利減已確認虧損和按進度開出之帳單之淨額，按情況呈列於資產負債表為「就合約工程應向客戶收取之款項(作為資產)」或「就合約工程應向客戶支付之款項(作為負債)」。有關工程施工前所收之金額乃包括於資產負債表中作為負債，客戶尚未支付按工程進度開出之帳單金額，乃包括於資產負債表中之「應收帳款，存出按金及預付款項」。

(m) 收益之計算

當一項安裝合約的成果能夠可靠地估計時，合約之收入乃根據年度施工之價值，按完工百分比法確認。當一項合約成果不能可靠地估計時，只將已產生而可能取回的合約成本才確認為收入。

未預售之發展中物業，其銷售物業收益乃按買賣雙方已簽署具約束力之銷售協議文件後或有關當局簽發樓宇入伙紙之日期，於兩者中取其最後之日期作為收益之確認。

來自預售發展中物業之收益，乃按完成進度入帳及按照於各財政年度內已支出之建築成本與整項發展計劃估計建築成本之總額之比例計算。

3 主要會計政策(續)

(m) 收益之計算(續)

物業銷售及轉讓之收入乃按買賣雙方簽署具約束力之銷售協議文件後入帳。

銷售貨品之收益乃按貨品送出後或貨品所有權轉予客戶後入帳。收益之計算乃減除所有銷售退回及折扣。

提供服務之收益乃於提供服務時入帳。提供服務前預收之款項乃包括在遞延收益內。

保險代理佣金之收益乃按各保單之生效及續期日起計算。

保險業務之收益乃按保單被客戶接納及公司發出相關之付款通知書時確認。

銀行利息收益乃按時間比例入帳,並已根據本金之結餘及有關之利率作出計算。

股息收益須俟股東收受股息之權利被確認時入帳。

出售證券之收益乃於交易產生時入帳。

租金收入及其他營業性租賃收益乃按直線攤銷法據其租賃年期入帳。

(n) 營業性租賃

有關租賃合約所涉及資產之擁有權,如其產生之主要報酬及風險由出租者所持有及承擔,此類租賃合約乃歸納於營業性租賃項目。集團租賃資產之費用及出租予客戶之租賃收益,乃以個別租賃期按直線攤銷法列入收益表內。

3　主要會計政策(續)

(o) 融資性租賃

有關租賃合約所涉及資產之擁有權，如其所產生之主要報酬及風險皆由本集團所持有及承擔，此類租賃合約乃歸納為融資性租賃契約。持作融資性租賃之資產乃按本集團於購買該資產時所支付之公平價值撥作成本值。故對承租者而言，其扣除利息支出後之相應負債乃包括在資產負債表中之「融資性租賃債務」內。財務成本(乃代表租賃契約之總承擔額與購置該資產公平價值之差額)乃按相關契約之期限平均分攤列入收益表內。

(p) 借貸成本

於收購、建設或生產符合規定的資產的借貸成本，皆資本化為該資產的成本一部份，符合規定的資產泛指需經一段長時間才能將其達到如預期使用或出售狀況之資產。此類借貸成本將於資產大致上已可供使用或出售時而停止資本化。因將某些等待使用於符合規定的資產的借貸用作暫時投資用途而引致之投資收益，於已資本化之借貸成本中扣除。

(q) 外幣換算

除不在香港經營之公司外，本集團之會計記錄均以港幣記帳。本年度內外幣交易是按交易當日之實際匯率或合約交收日滙率兑換為港幣。資產負債表結算日之外幣資產及負債概按結算日滙率伸算為港幣。所有外滙盈虧均於收益表內結算。

編制綜合帳時，海外附屬公司、聯營公司及共同控制實體之財務報告乃按結算日滙率伸算為港元，而所產生之滙率損益均轉入外滙兑換浮動儲備帳。

(r) 税項

税項乃根據當年業績，並對非課税項目及不獲税務寬減項目作出調整而計算。時差乃指在税務上計算的若干收支項目報税之期間與將該等項目列入財務報表之時間不同而產生的差異。因時差影響而產生之税項，按負債法計算，乃按頗有可能產生負債或資產的部份入帳，並列於財務報表中。

3　主要會計政策(續)

(s) 等同現金

等同現金項目指可隨時轉換為已知數額之現金，並且在購入時距離期滿日不超過三個月的短期而且高度流通之投資，再扣除須於借入貸款日起計三個月內應償還的銀行貸款後所得的數額。

4　營業額

| | 2000 港幣千元 | 1999 港幣千元 |
|---|---|---|
| 營業額包括下列各項之收入： | | |
| 供應、安裝及保養升降機及自動梯、冷氣系統、機電系統、電力設備、工業設備及環境保護工程設備 | **1,736,889** | 2,037,585 |
| 建築材料及設備之供應及安裝 | **565,024** | 841,882 |
| 汽車銷售、維修及租賃服務 | **385,152** | 351,300 |
| 一般商品貿易 | **95,670** | 78,943 |
| 出售物業 | **215,313** | 7,189,203 |
| 物業租金 | **29,263** | 13,528 |
| 通訊系統、傳呼、資訊科技及網絡服務、技術及保養服務 | **520,653** | 484,590 |
| 銷售電腦、商業機器及租賃設備 | **563,828** | 486,144 |
| 物業管理服務 | **19,821** | 15,705 |
| 證券貿易 | **91,721** | 109,308 |
| 酒店服務 | **38,052** | 22,498 |
| 保險業務 | **16,498** | 4,008 |
| 旅遊代理服務及其他 | **11,663** | 13,706 |
| | **4,289,547** | 11,648,400 |

## 5 其他收益

| | 2000 港幣千元 | 1999 港幣千元 |
|---|---|---|
| 其他收益包括： | | |
| 出售一物業項目之溢利 | **74,998** | – |
| 銀行及其他利息收入 | **38,531** | 24,243 |
| 證券投資之利息收入 | **4,225** | 245 |
| 有牌價證券之已收及應收股息 | **1,144** | 1,266 |

## 6 其他經營支出

| | 2000 港幣千元 | 1999 港幣千元 |
|---|---|---|
| 其他經營支出包括： | | |
| 重估自用物業虧絀 | **4,445** | 9,455 |
| 呆壞帳撥備 | **22,227** | 11,249 |

## 7 經營溢利

| | 2000 港幣千元 | 1999 港幣千元 |
|---|---|---|
| 經營溢利已扣除下列各項目： | | |
| 物業、廠房及設備之折舊 | | |
| 自用資產 | **46,346** | 32,157 |
| 融資租賃之資產 | **63** | 67 |
| | **46,409** | 32,224 |
| 減：撥作施工中工程成本 | **(99)** | (211) |
| | **46,310** | 32,013 |
| 攤銷 | **623** | 1,511 |
| 出售物業之成本 | **203,123** | 7,093,956 |
| 核數師酬金 | **4,429** | 3,586 |
| 包括董事酬金之員工開支 *(附註a)* | **369,680** | 394,036 |
| 關於租賃以下項目之營業性租賃費用 | | |
| 樓宇 | **99,876** | 83,874 |
| 其他 | **696** | 718 |
| | **100,572** | 84,592 |
| 滙兑虧損 | **–** | 8,487 |
| 出售物業、廠房及設備之虧損 | **1,002** | 834 |
| 貿易證券已實現及未實現之淨虧損 | **–** | 19,204 |
| 及已包括下列收入： | | |
| 物業租金收入 | **29,261** | 13,528 |
| 減：支出 | **(14,377)** | (1,348) |
| 物業租金之淨收入 *(附註b)* | **14,884** | 12,180 |
| 設備租賃之淨收益 | **395** | 411 |
| 滙兑收益 | **8,611** | – |
| 貿易證券已實現及未實現之淨收益 | **21,247** | – |

*附註：*

(a) 員工開支包括裁減員工支出合共港幣3,239,000元（一九九九年：港幣6,331,000元）。

(b) 已包括從共同控制資產收取之租金港幣630,000元（一九九九年：無）減費用港幣306,000元（一九九九年：無）。

## 8 財務成本

| | 2000 港幣千元 | 1999 港幣千元 |
|---|---|---|
| 償還期不超過五年之銀行貸款、透支及其他貸款之利息 | **57,511** | 392,022 |
| 財務費用 | **16** | 6 |
| | **57,527** | 392,028 |
| 減：撥作發展中物業及合約工程成本之利息 | **(5,723)** | (236,713) |
| | **51,804** | 155,315 |

資本化之借貸費用乃按平均資本化利率約8%(一九九九年：8%)計算撥入合規格資產之支出。



## 9 稅項

| | 2000 港幣千元 | 1999 港幣千元 |
|---|---|---|
| 本公司及附屬公司 | | |
| 本年利得稅 | | |
| 香港 | **64,755** | 36,115 |
| 海外 | **10,176** | 7,874 |
| 遞延稅項 | | |
| 香港 | **(915)** | – |
| | **74,016** | 43,989 |
| 聯營公司 | | |
| 香港 | **4,607** | 1,664 |
| 共同控制實體 | | |
| 香港 | **1,736** | 2,264 |
| | **80,359** | 47,917 |

香港利得稅準備乃根據本集團各公司之估計應課稅之溢利扣除結存之稅項虧損寬減，按稅率16%(一九九九年：16%)計算。

海外之課稅準備乃按照各公司當地之法例及估計應課稅溢利計算。

在本年度中並沒有就潛在之遞延稅項撥回額作出撥回之詳情已在附註28中披露。

## 10 本年度溢利

本集團之本年度溢利中，計算於本公司收益表內之溢利為港幣8,515,000元（一九九九年：港幣379,980,000元）。

## 11 股息

| | 2000<br>港幣千元 | 1999<br>港幣千元 |
|---|---|---|
| 已派中期股息 | | |
| 每股港幣3仙予1,119,451,648股（一九九九年：每股港幣2仙予1,088,235,548股） | **33,584** | 21,765 |
| 擬派末期股息 | | |
| 每股港幣5仙予1,165,654,152股（一九九九年：每股港幣3仙予1,115,181,107股） | **58,283** | 33,455 |
| 派發已於截止辦理股份過戶登記日前辦妥登記手續而發行之新增股份之上年度末期股息 | **19** | – |
| | **91,886** | 55,220 |

二零零零年三月三十一日止年度擬派末期股息之計算方式，乃假設沒有認購股權持有人於股息派發日前認購股份。若所有認購股權持有人均於本年末期股息截上過戶前行使其認購股權，應付之股息將增加約港幣5,201,000元。

股東可選擇收取本公司發行之新股以代替部份或全部現金之中期及末期股息。

## 12 每股盈利

基本及攤薄之每股盈利乃按以下數據計算：

| | 2000 | 1999 |
|---|---|---|
| | 港幣千元 | 港幣千元 |
| 就計算基本每股盈利之溢利 | **274,689** | 152,611 |
| 就計算攤薄每股盈利之溢利 | **274,361** | 152,611 |
| | 千位 | 千位 |
| 就計算基本每股盈利之普通股份加權平均股數 | **1,122,435** | 1,052,253 |
| 潛在可攤薄普通股份之影響： | | |
| 認購股權（附註） | **9,387** | 3,636 |
| 就計算攤薄每股盈利之普通股份加權平均股數 | **1,131,822** | 1,055,889 |



*附註：* 在計算攤薄每股盈利時，由於某些股權行使價高於每股公平價值，故並不假設其尚未行使之認購股權將獲行使。

## 13 投資物業

| | 香港中期契約 | 中華人民共和國中期契約 | 海外永久業權 | 總額 |
|---|---|---|---|---|
| | 港幣千元 | 港幣千元 | 港幣千元 | 港幣千元 |
| 本集團 | | | | |
| 估值 | | | | |
| 一九九九年四月一日 | – | 6,830 | 192,924 | 199,754 |
| 收購附屬公司 | 172,690 | – | – | 172,690 |
| 由物業、廠房及設備轉入 | – | 5,427 | – | 5,427 |
| 重估盈餘（虧損） | 22,060 | (1,007) | 9,919 | 30,972 |
| 外滙兌換調整 | – | – | 2,115 | 2,115 |
| 二零零零年三月三十一日 | 194,750 | 11,250 | 204,958 | 410,958 |

*附註：*

(a) 位於香港之投資物業包括所載值約共港幣26,000,000元（一九九九年：無）之物業乃本集團應佔共同控制資產之權益。

(b) 所有物業均由獨立專業測量師於二零零零年三月三十一日按公開市值予以重估。位於香港及香港除外之中華人民共和國其他地區（中華人民共和國）之物業，乃按簡福貽測量行及戴德梁行之估值予以重估。海外物業乃根據專業之測量顧問CB Richard Ellis (Pte) Limited及戴德梁行之估值予以重估。

(c) 帳面所載值合共港幣182,980,000元（一九九九年：港幣241,790,000元）之投資物業已按予銀行作抵押以獲取本集團之銀行貸款及其他信貸服務（資料已於附註25及37中披露）。

(d) 本年度之投資物業租金收入為港幣14,302,000元（一九九九年：港幣4,881,000元）。

## 14 物業、廠房及設備

| | 自用物業 | | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | 香港 | | 中華人民共和國 | | | 海外 | | | | 機器、工具、發射接收器及通訊設備 | 傢俬、裝置、其他設備及汽車 | | |
| | 長期契約 | 中期契約 | 長期契約 | 中期契約 | 短期契約 | 永久業權 | 長期契約 | 中期契約 | 酒店物業 | | 自用 | 持作租賃用途 | 總額 |
| | 港幣千元 | 港幣千元 | 港幣千元 | 港幣千元 | 港幣千元 | 港幣千元 | 港幣千元 | 港幣千元 | 港幣千元 | 港幣千元 | 港幣千元 | 港幣千元 | 港幣千元 |
| 本集團 | | | | | | | | | | | | | |
| 成本值或估值 | | | | | | | | | | | | | |
| 一九九九年四月一日 | 7,100 | 18,250 | 13,922 | 29,000 | – | 37,924 | 17,041 | 6,788 | 81,952 | 71,408 | 164,847 | 2,145 | 450,377 |
| 收購附屬公司 | 63,098 | 385,515 | – | – | – | 16,626 | – | – | 26,067 | – | 12,150 | – | 503,456 |
| 購置 | – | – | – | 7 | 658 | – | – | – | 163 | 19,265 | 16,559 | – | 36,652 |
| 出售 | – | – | – | – | – | – | – | – | – | (3,228) | (17,001) | (806) | (21,035) |
| 轉入(出) | – | – | – | (5,427) | – | – | – | – | – | 1,436 | (1,150) | (286) | (5,427) |
| 重估盈餘(虧損) | 11,502 | 43,285 | (1,104) | (4,210) | (13) | 4,280 | 1,359 | (221) | (5,446) | – | – | – | 49,432 |
| 外滙兑換調整 | – | – | – | – | – | 942 | 184 | (316) | 3,514 | 103 | 509 | 49 | 4,985 |
| 二零零零年三月三十一日 | 81,700 | 447,050 | 12,818 | 19,370 | 645 | 59,772 | 18,584 | 6,251 | 106,250 | 88,984 | 175,914 | 1,102 | 1,018,440 |
| 累積折舊 | | | | | | | | | | | | | |
| 一九九九年四月一日 | – | – | – | – | – | – | – | – | – | 30,759 | 87,875 | 771 | 119,405 |
| 本年度折舊 | 354 | 3,489 | 253 | 852 | 13 | 1,528 | 492 | 513 | 3,692 | 13,205 | 21,719 | 299 | 46,409 |
| 出售撥回 | – | – | – | – | – | – | – | – | – | (1,025) | (15,162) | (562) | (16,749) |
| 重估註銷 | (354) | (3,489) | (253) | (852) | (13) | (1,528) | (492) | (513) | (3,692) | – | – | – | (11,186) |
| 外滙兑換調整 | – | – | – | – | – | – | – | – | – | 81 | 174 | (94) | 161 |
| 二零零零年三月三十一日 | – | – | – | – | – | – | – | – | – | 43,020 | 94,606 | 414 | 138,040 |
| 賬面淨值 | | | | | | | | | | | | | |
| 二零零零年三月三十一日 | 81,700 | 447,050 | 12,818 | 19,370 | 645 | 59,772 | 18,584 | 6,251 | 106,250 | 45,964 | 81,308 | 688 | 880,400 |
| 一九九九年三月三十一日 | 7,100 | 18,250 | 13,922 | 29,000 | – | 37,924 | 17,041 | 6,788 | 81,952 | 40,649 | 76,972 | 1,374 | 330,972 |

本集團物業、廠房及設備之成本值及估值分析如下：

| | 香港長期契約 | 香港中期契約 | 中華人民共和國長期契約 | 中華人民共和國中期契約 | 中華人民共和國短期契約 | 海外永久業權 | 海外長期契約 | 海外中期契約 | 酒店物業 | 機器、工具、發射接收器及通訊設備 | 自用 | 持作租賃用途 | 總額 |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 成本值 | – | – | – | – | – | – | – | – | – | 88,984 | 175,914 | 1,102 | 266,000 |
| 二零零零年專業估值 | 81,700 | 447,050 | 10,141 | 19,370 | – | 59,772 | 18,584 | 6,251 | 106,250 | – | – | – | 749,118 |
| 二零零零年董事之估值 | – | – | 2,677 | – | 645 | – | – | – | – | – | – | – | 3,322 |
| | 81,700 | 447,050 | 12,818 | 19,370 | 645 | 59,772 | 18,584 | 6,251 | 106,250 | 88,984 | 175,914 | 1,102 | 1,018,440 |

## 14 物業、廠房及設備(續)

(a) 若干位於中華人民共和國之物業，乃根據董事按現有用途之基準予以重估。位於香港、中華人民共和國及除上述地區外之海外物業乃根據獨立之測計師簡福貽測量行、戴德梁行、CIB Richard Ellis (Pte) Ltd及CIBI Information Inc按二零零零年三月三十一日之公開市值予以重估。

(b) 若該類物業按成本值減累積折舊入帳，於二零零零年三月三十一日，其所載值為港幣741,249,000元(一九九九年：港幣209,666,000元)。

(c) 物業已按予銀行作抵押以獲取本集團之銀行貸款及其他信貸服務，(資料已於附註25及37中披露)，其帳面所載值分別為港幣517,033,000元(一九九九年：港幣24,658,000元)。

(d) 物業帳面所載值為港幣12,613,000元(一九九九年：無)已作按揭抵押以獲取本集團之其他貸款(資料已於附註26中披露)。

(e) 持作融資性租賃用途之機器、工具及設備，其帳面淨值為港幣203,000元(一九九九年：港幣266,000元)。

## 15 發展中物業

| | 海外永久業權土地 | |
|---|---|---|
| | 2000 | 1999 |
| | 港幣千元 | 港幣千元 |
| **本集團** | | |
| 成本值 | | |
| 四月一日結存 | – | – |
| 收購附屬公司 | 6,175 | – |
| 外滙兌換調整 | 104 | – |
| 三月三十一日結存 | 6,279 | – |

## 16 所佔附屬公司權益

| | 公司 | |
|---|---|---|
| | 2000 | 1999 |
| | 港幣千元 | 港幣千元 |
| 有牌價證券成本值 | | |
| 香港 | **129,868** | 122,356 |
| 新加坡 | **77,014** | 77,014 |
| 無牌價證券成本值 | **1,061,751** | 651,528 |
| 附屬公司之應收帳 | **319,815** | 229,565 |
| | **1,588,448** | 1,080,463 |
| 有牌價證券之市值 | | |
| 香港 | **217,906** | 60,313 |
| 新加坡 | **123,216** | 103,936 |



有關本集團於二零零零年三月三十一日各主要附屬公司之資料，已載於第75至79頁。

根據各董事之意見，若將所有附屬公司之資料全部列出，乃過於冗長。所載之附屬公司資料，乃影響本集團各主要業績或資產之公司。

## 17 不計入綜合帳目之附屬公司

| | 集團 | |
|---|---|---|
| | 2000 | 1999 |
| | 港幣千元 | 港幣千元 |
| 無牌價證券成本值 | – | 510 |

上述之投資乃代表本公司於本年出售擁有百分之五十一權益之金冕有限公司。此公司乃於香港以私人有限責任公司註冊成立及營業，其主要經營業務為物業發展及投資。此附屬公司之財務報告並未計入綜合帳目內，皆因本公司並沒有控制該公司董事局之權力。

該不計入綜合帳目之附屬公司自收購日起計算之業績及上年度之淨虧損，對本集團之業績影響極微。

## 18 所佔聯營公司權益

| | 集團 | | 公司 | |
|---|---|---|---|---|
| | 2000 | 1999 | 2000 | 1999 |
| | 港幣千元 | 港幣千元 | 港幣千元 | 港幣千元 |
| 所佔資產淨值 | | | | |
| 有牌價聯營公司－香港 | **32,099** | 350,738 | **–** | – |
| 無牌價聯營公司 | **50,138** | 24,338 | **–** | – |
| 成本值 | | | | |
| 有牌價聯營公司－香港 | **–** | – | **23,438** | 70,069 |
| | **82,237** | 375,076 | **23,438** | 70,069 |
| 有牌價聯營公司之市值 | **24,771** | 193,212 | **19,917** | 183,532 |

於本年度內，本集團以每股作價港幣0.94元增購其持有一間於香港上市之聯營公司其士發展國際有限公司(「其士發展」)餘下之所有權益，其士發展隨即成為本集團之全資附屬公司。由此，本集團持有其士發展之權益乃按其帳面所載值轉往對附屬公司之投資內。

有關本集團於二零零零年三月三十一日各主要聯營公司之資料，請參閱第80頁。

根據各董事之意見，若將所有聯營公司之資料全部列出，乃過於冗長。故所載之聯營公司資料，乃影響本集團各主要業績或資產之公司。

## 19 所佔共同控制實體權益

| | 集團 | |
|---|---|---|
| | 2000 | 1999 |
| | 港幣千元 | 港幣千元 |
| 所佔資產淨值 | **3,452** | 8,442 |

有關本集團於二零零零年三月三十一日各主要共同控制實體之資料，請參閱第81頁。

## 19 所佔共同控制實體權益(續)

根據各董事之意見，若將所有共同控制實體之資料全部列出，乃過於冗長。故所載共同控制實體之資料，乃影響本集團各主要業績或資產之公司。

## 20 證券投資

| | 集團 | | 公司 | |
|---|---|---|---|---|
| | 2000 | 1999 | 2000 | 1999 |
| | *港幣千元* | *港幣千元* | *港幣千元* | *港幣千元* |
| 其他投資 | | | | |
| 股本證券 | | | | |
| 有牌價 | | | | |
| 香港 | **28,175** | 11,542 | **13,178** | 6,007 |
| 海外地區 | **25,586** | 4,124 | **–** | – |
| 債務證券 | | | | |
| 有牌價 | | | | |
| 香港 | **77,115** | 22,993 | **54,939** | – |
| 無牌價 | | | | |
| 海外地區 | **30** | 15,396 | **–** | – |
| | **130,906** | 54,055 | **68,117** | 6,007 |
| 有牌價證券之市值 | | | | |
| 股本證券 | | | | |
| 香港 | **28,175** | 11,542 | **13,178** | 6,007 |
| 海外地區 | **25,586** | 5,185 | **–** | – |
| 債務證券 | | | | |
| 海外地區 | **77,115** | 22,993 | **54,939** | – |
| | **130,876** | 39,720 | **68,117** | 6,007 |
| 作財務報告用途之帳面值分析如下： | | | | |
| 非流動 | **35,536** | 44,727 | **13,178** | 6,007 |
| 流動 | **95,370** | 9,328 | **54,939** | – |
| | **130,906** | 54,055 | **68,117** | 6,007 |

## 21 存貨

| | 集團 | |
|---|---|---|
| | 2000 | 1999 |
| | 港幣千元 | 港幣千元 |
| 原材料 | **27,144** | 19,973 |
| 待售存貨 | **211,992** | 208,052 |
| 耗用物料 | **25,006** | 49,424 |
| | **264,142** | 277,449 |

於本年度內轉化為費用之存貨為港幣1,398,093,000元(一九九九年:港幣1,705,548,000元)。

以上列示之存貨包括按可變現淨值計算之存貨合共港幣120,046,000元(一九九九年:港幣35,738,000元)。



## 22 待售物業

待售物業包括本集團應佔共同控制資產,其所載面值為港幣17,151,000元(一九九九年:無)。

## 23 就合約工程應向客戶收取(支付)之款項

| | 集團 | |
|---|---|---|
| | 2000 | 1999 |
| | 港幣千元 | 港幣千元 |
| 於結算日之施工中合約: | | |
| 已產生之合約成本 | **3,848,664** | 3,500,239 |
| 已確認利潤減已確認虧損 | **310,612** | 275,482 |
| | **4,159,276** | 3,775,721 |
| 減:進度款 | **(4,085,639)** | (3,627,102) |
| | **73,637** | 148,619 |
| 分析為: | | |
| 應收客戶之款項(包括於流動資產內) | **148,931** | 218,770 |
| 應付客戶之款項(包括於流動負債內) | **(75,294)** | (70,151) |
| | **73,637** | 148,619 |

## 23 就合約工程應向客戶收取(支付)之款項(續)

於二零零零年三月三十一日，客戶就合約工程所持之保固金為港幣131,164,000元(一九九九年：港幣157,502,000元)。而同時就合約工程收取客戶預付款為港幣12,101,000元(一九九九年：港幣34,626,000元)。

## 24 應付款項、存入按金及應付費用

包括在應付款項、存入按金及應付費用內約共港幣319,000元(一九九九年：無)之帳款乃本集團對共同控制資產應佔之債務承擔。

## 25 銀行貸款

| | 集團 | | 公司 | |
|---|---|---|---|---|
| | 2000 | 1999 | 2000 | 1999 |
| | 港幣千元 | 港幣千元 | 港幣千元 | 港幣千元 |
| 銀行貸款償還期為： | | | | |
| 一至二年內 | **83,017** | 19,100 | **7,920** | 7,920 |
| 二至五年內 | **133,694** | 60,012 | **12,106** | 35,120 |
| 超過五年 | **16,753** | 4,778 | **–** | – |
| | **233,464** | 83,890 | **20,026** | 43,040 |

有抵押之銀行貸款乃以本集團之物業及其他資產作固定抵押，其帳面所載值合共港幣1,004,439,000元(一九九九年：港幣334,581,000元)。銀行貸款之利息乃按商業利率計算，而貸款需分期償還，最後一期需於二零零六年清還。

## 26. 其他貸款

| | 集團 | | 公司 | |
|---|---|---|---|---|
| | 2000 | 1999 | 2000 | 1999 |
| | 港幣千元 | 港幣千元 | 港幣千元 | 港幣千元 |
| 其他貸款償還期為 | | | | |
| 一至二年內 | **3,382** | – | – | – |
| 二至五年內 | **10,908** | 670 | – | – |
| 超過五年 | **7,932** | – | – | – |
| | **22,222** | 670 | – | – |

其他貸款為將本集團之物業押抵(其帳面所載值為港幣12,613,000元(一九九九年：無))而獲得及按商業利率計算利息。該類貸款需每月分期償還，最後一期需於二零零七年清還。

## 27. 應付融資性租賃之債務

| | 集團 | | 公司 | |
|---|---|---|---|---|
| | 2000 | 1999 | 2000 | 1999 |
| | 港幣千元 | 港幣千元 | 港幣千元 | 港幣千元 |
| 融資性租賃債務償還期為： | | | | |
| 一年內 | **116** | 108 | – | – |
| 一至二年內 | **45** | 160 | – | – |
| | **161** | 268 | – | – |

## 28 遞延稅項

| | 集團 | |
|---|---|---|
| | **2000** | 1999 |
| | *港幣千元* | *港幣千元* |
| 四月一日之結餘 | **1,095** | 1,095 |
| 減：回撥 | **(915)** | – |
| 三月三十一日之結餘 | **180** | 1,095 |

就超出折舊費之折舊免稅額部份已提取遞延稅項，並已計入收益表內。

本集團於結算日未有在財務報告作出撥備之主要潛在遞延稅項資產，其概要如下：

| | 集團 | |
|---|---|---|
| | **2000** | 1999 |
| | *港幣千元* | *港幣千元* |
| 時差所引致之稅務影響： | | |
| 超出折舊免稅額的折舊費 | **5,567** | 4,684 |
| 未徵用的稅項損失 | **97,151** | 83,234 |
| 其他時差 | **4,303** | 3,005 |
| | **107,021** | 90,923 |

於本年度中，未予提取遞延稅項之數額如下：

| | 集團 | |
|---|---|---|
| | **2000** | 1999 |
| | *港幣千元* | *港幣千元* |
| 時差所引致稅項上的影響： | | |
| 超出折舊免稅額的折舊費 | **883** | 1,403 |
| 未徵用的稅項損失 | **13,917** | 20,923 |
| 其他時差 | **1,298** | 441 |
| | **16,098** | 22,767 |

28 遞延稅項(續)

應予提取及未提取之遞延稅項對本公司之影響極微。

基於未能確定稅項虧損能於可預見之將來作為抵銷之用，故本財務報告並未將可用作抵銷將來利潤之稅項虧損作遞延稅項資產處理。

因出售位於香港、新加坡及泰國物業之盈餘或虧損及出售位於中華人民共和國物業之虧損並不會產生稅務負債，故並未將對香港、新加坡及泰國物業之重估盈餘或虧損及對位於中華人民共和國物業之重估虧損作出遞延稅項準備。按此，重估物業之盈虧並不會構成稅務上之時差。

於二零零零年三月三十一日，海外附屬公司尚未利用之稅項虧損而引致的潛在遞延稅項資產，其最長之稅項豁免有效期如下：

| | 2000<br>港幣千元 | 1999<br>港幣千元 |
|---|---|---|
| 2001 | **48** | 313 |
| 2002 | **26** | 428 |
| 2003 | **2,386** | 387 |
| 2004 | **250** | 316 |
| 2005 | **560** | 491 |
| 2006 | **272** | 6 |
| 2007 | **340** | 538 |
| 2008 | **992** | 961 |
| 2009 | **1,663** | 1,655 |
| 2010 | **422** | 420 |
| 2012 | **11** | 11 |
| 2013 | **90** | 90 |

## 29 股本

| | 每股面值港幣0.25元之普通股數目 | 票面值 |
|---|---|---|
| | 千位 | 港幣千元 |
| 法定股本： | | |
| 一九九八年四月一日 | 1,300,000 | 325,000 |
| 增加 | 400,000 | 100,000 |
| 一九九九年三月三十一日及二零零零年三月三十一日 | 1,700,000 | 425,000 |
| 已發行及繳足股本： | | |
| 一九九八年四月一日 | 1,024,643 | 256,161 |
| 發行新股以代替現金股息 | 90,538 | 22,634 |
| 一九九九年三月三十一日 | 1,115,181 | 278,795 |
| 發行新股以代替現金股息 | 49,383 | 12,346 |
| 行使認購股權所發行之股份 | 1,090 | 272 |
| 二零零零年三月三十一日 | 1,165,654 | 291,413 |



*附註：*

(a) 法定及已發行股本
於本年度內，3,618,541(一九九九年：63,592,724)股及45,764,504(一九九九年：26,945,559)股本公司股份已發給予選擇以新股代替現金股息之股東，其認購價分別以每股港幣0.5558元(一九九九年：港幣0.494元)及港幣0.5795元(一九九九年：港幣0.482元)計算，總代價約為港幣28,531,000元(一九九九年：港幣44,403,000元)及由於行使認購股權計劃中行使價為港幣0.6464元之股權而發行1,090,000股，其總代價約為港幣705,000元(一九九九年：無)。

(b) 認購股權計劃
於一九九一年通過採納一項有利於本公司及其附屬公司全體僱員之僱員認購股權計劃。根據該計劃，董事會可酌情決定邀請全職僱員(包括執行董事在內)，認購合共不超過已發行股數總額10%之股份，惟認購價不會低於股份面值，亦不會低於認購股權邀請書之日期前五個交易日本公司之股份在香港聯合交易所之平均收市價之80%(取兩者較高之價格)。認購股權不可在接納日期後六個月內或三年半後行使，同時於二零零一年十月六日後，不得再授予認購股權予任何人仕或使彼等若完全行使認購股權時其持股量超過認購股權計劃中認購股份總數之25%。

## 29 股本(續)

有關本年度內授予及行使之認購股權之詳情如下：

一九九九

| 行使認購股權時須支付之每股價格 | 行使認股權之期限 | 行使認購股權可發行股數 一九九八年四月一日未獲行使 | 年內授予 | 年內已獲行使 | 已註銷 | 一九九九年三月三十一日未獲行使 |
|---|---|---|---|---|---|---|
| 港幣0.5376元 | 03/09/1998-03/09/2001 | 46,900,000 | – | – | – | 46,900,000 |
| 港幣0.6464元 | 07/10/1998-06/10/2001 | 22,504,000 | 3,696,000 | – | – | 26,200,000 |
| 港幣0.85元 | 04/08/1995-27/08/1998 | 650,000 | – | – | (650,000) | – |
| | | 70,054,000 | 3,696,000 | – | (650,000) | 73,100,000 |

二零零零

| 行使認購股權時須支付之每股價格 | 行使認股權之期限 | 行使認購股權可發行股數 一九九九年四月一日未獲行使 | 年內授予 | 年內已獲行使 | 已註銷 | 二零零零年三月三十一日未獲行使 |
|---|---|---|---|---|---|---|
| 港幣0.5376元 | 03/09/1998-03/09/2001 | 46,900,000 | – | – | – | 46,900,000 |
| 港幣0.6464元 | 07/10/1998-06/10/2001 | 26,200,000 | – | (1,090,000) | (2,146,000) | 22,964,000 |
| 港幣0.438元 | 30/06/2000-29/06/2003 | – | 34,150,000 | – | – | 34,150,000 |
| | | 73,100,000 | 34,150,000 | (1,090,000) | (2,146,000) | 104,014,000 |

每位獲授予之人仕可以港幣1元代價獲得所授予認購股權。按本公司現行股份之架構，當上述認購股權全部行使後，本公司將因此而增發每股面值港幣0.25元之額外股份共104,014,000(一九九九年：73,100,000)股，其現金總收入約共港幣56,723,000元(一九九九年：港幣42,149,000元)。

## 30 儲備

### 集團

| | 股本溢價 | 資本儲備 | 資本贖回儲備 | 物業重估儲備 投資物業 | 物業重估儲備 自用物業 | 外滙兌換浮動儲備 | 溢利保留 | 合計 |
|---|---|---|---|---|---|---|---|---|
| | 港幣千元 | 港幣千元 | 港幣千元 | 港幣千元 | 港幣千元 | 港幣千元 | 港幣千元 | 港幣千元 |
| 一九九八年四月一日之結存 | 518,492 | 83,178 | 7,526 | 168,420 | 33,087 | (3,412) | 683,614 | 1,490,905 |
| 發行新股 | 21,768 | – | – | – | – | – | – | 21,768 |
| 股份發行之費用 | (10) | – | – | – | – | – | – | (10) |
| 物業重估之虧損 | – | – | – | (39,886) | (4,651) | – | – | (44,537) |
| 本年度之溢利保留 | – | – | – | – | – | – | 97,391 | 97,391 |
| 伸算海外附屬公司財務報告所產生之兌換差額 | – | – | – | – | – | (10,437) | – | (10,437) |
| 所佔聯營公司之儲備 | – | – | – | (86,233) | – | 172 | – | (86,061) |
| 一九九九年三月三十一日之結存 | 540,250 | 83,178 | 7,526 | 42,301 | 28,436 | (13,677) | 781,005 | 1,469,019 |
| 攤薄附屬公司之股權 | – | (419) | – | – | – | – | (1,485) | (1,904) |
| 發行新股 | 16,618 | – | – | – | – | – | – | 16,618 |
| 股份發行之費用 | (22) | – | – | – | – | – | – | (22) |
| 因增購附屬公司及聯營公司之權益所產生之商譽 | – | (3,180) | – | – | – | – | – | (3,180) |
| 出售附屬公司 | – | – | – | – | – | (117) | – | (117) |
| 轉入／(出) | (206,619) | 206,619 | – | – | – | – | – | – |
| 物業重估之盈餘 | – | – | – | 30,726 | 62,123 | – | – | 92,849 |
| 本年度之溢利保留 | – | – | – | – | – | – | 182,803 | 182,803 |
| 伸算海外附屬公司財務報告所產生之兌換差額 | – | – | – | – | – | 2,449 | – | 2,449 |
| 所佔聯營公司之儲備 | – | – | – | (6,895) | – | (720) | – | (7,615) |
| 二零零零年三月三十一日之結存 | 350,227 | 286,198 | 7,526 | 66,132 | 90,559 | (12,065) | 962,323 | 1,750,900 |

30 儲備（續）

於年度結算日，本集團之溢利保留包括聯營公司及共同控制實體之虧損分別為港幣29,559,000元（一九九九年：溢利為港幣20,345,000元）及港幣15,202,000元（一九九九年：溢利為港幣8,441,000元）。

於上年度財務報告所披露之股本溢價已重新分析為股本溢價歸於控股公司和股本溢價歸於附屬公司。歸於附屬公司之部份已轉往資本儲備帳內。

公司

| | 股本溢價 | 繳入盈餘 | 資本贖回儲備 | 溢利保留 | 合計 |
|---|---|---|---|---|---|
| | *港幣千元* | *港幣千元* | *港幣千元* | *港幣千元* | *港幣千元* |
| 一九九八年四月一日之結存 | 311,873 | 95,185 | 7,526 | 297,912 | 712,496 |
| 發行新股 | 21,768 | – | – | – | 21,768 |
| 股份發行之費用 | (10) | – | – | – | (10) |
| 本年度之溢利 | – | – | – | 379,980 | 379,980 |
| 股息（*附註11*） | – | – | – | (55,220) | (55,220) |
| 一九九九年三月三十一日之結存 | 333,631 | 95,185 | 7,526 | 622,672 | 1,059,014 |
| 發行新股 | 16,618 | – | – | – | 16,618 |
| 股份發行之費用 | (22) | – | – | – | (22) |
| 未獲認領之股息撥回 | – | 140 | – | – | 140 |
| 本年度之溢利 | – | – | – | 8,515 | 8,515 |
| 股息（*附註11*） | – | – | – | (91,886) | (91,886) |
| 二零零零年三月三十一日之結存 | 350,227 | 95,325 | 7,526 | 539,301 | 992,379 |

繳入盈餘乃購入附屬公司、聯營公司及共同控制實體時之資產淨值與公司因認購時所發行股份之面值差額，根據百慕達一九八一年公司（修訂）法例，繳入盈餘乃可分派予股東。

於結算日，本公司可供分派予股東之儲備為港幣634,626,000元（一九九九年：港幣717,857,000元）。

## 31 除稅前溢利與經營業務之現金收入淨額對賬

| | 2000<br>港幣千元 | 1999<br>港幣千元 |
|---|---|---|
| 除稅前溢利 | **378,711** | 224,197 |
| 所佔聯營公司業績 | **(623)** | (37,986) |
| 所佔共同控制實體業績 | **(375)** | (22) |
| 利息收入 | **(42,756)** | (24,488) |
| 利息支出 | **51,788** | 155,309 |
| 投資證券之股息收入 | **(1,144)** | (1,266) |
| 融資性租賃費用 | **16** | 6 |
| 折舊 | **46,310** | 32,013 |
| 出售物業、廠房及設備之虧損 | **1,002** | 834 |
| 重估物業之虧損 | **4,445** | 9,455 |
| 出售一物業項目之溢利 | **(74,998)** | – |
| 出售附屬公司之虧損 | **2** | – |
| 出售共同控制實體之虧損 | **1** | – |
| 計提共同控制實體權益之撥備 | **326** | – |
| 計提聯營公司權益之撥備 | **235** | – |
| 證券投資之增加 | **(127,703)** | (9,552) |
| 待售物業之減少 | **165,629** | 6,229,886 |
| 存貨之減少 | **17,064** | 55,139 |
| 就合約工程應向客戶收取款項之減少 | **72,504** | 273,412 |
| 應收帳款、存出按金及預付費用之減少(增加) | **1,015,737** | (1,204,056) |
| 就合約工程應向客戶支付款項之增加(減少) | **8,539** | (141,141) |
| 應付票據之(減少)增加 | **(61,801)** | 97,186 |
| 應付款項、存入按金及應付費用之(減少)增加 | **(163,236)** | 195,566 |
| 銷售訂金收入之減少 | **(10,049)** | (288,007) |
| 應付建築成本費用之(減少)增加 | **(58,824)** | 239,157 |
| 遞延收益之增加(減少) | **1,153** | (2,072) |
| 外滙兑換之差額 | **(6,151)** | 9,894 |
| | **837,091** | 5,589,267 |
| 經營業務之現金流入淨額 | **1,215,802** | 5,813,464 |

## 32. 收購附屬公司

| | 2000<br>港幣千元 | 1999<br>港幣千元 |
|---|---|---|
| 購入之資產淨值 | | |
| 投資物業 | 172,690 | – |
| 物業、廠房及設備 | 503,456 | – |
| 發展中物業 | 6,175 | – |
| 所佔聯營公司權益 | 25,465 | – |
| 所佔共同控制實體權益 | 9,236 | – |
| 待售物業 | 448,626 | – |
| 存貨 | 998 | – |
| 應收帳款、存出按金及預付款項 | 26,059 | – |
| 證券投資 | 770 | – |
| 銀行存款及現金 | 64,760 | – |
| 應付款項，存入按金及應付費用 | (105,176) | – |
| 短期銀行貸款 | (52,792) | – |
| 課稅準備 | (13,986) | – |
| 遠期銀行貸款 | (367,934) | – |
| 少數股東權益 | (57,440) | – |
| | 660,907 | – |
| 支付方式 | | |
| 現金 | 360,186 | – |
| 聯營公司之權益 | 300,721 | – |
| | 660,907 | – |

收購引致之現金支出淨額：

| | 2000<br>港幣千元 | 1999<br>港幣千元 |
|---|---|---|
| 現金代價 | (360,186) | – |
| 私有化之費用 | (3,779) | – |
| 銀行存款及現金 | 64,760 | – |
| 收購之銀行透支 | (52,792) | – |
| 收購附屬公司之現金及等同現金支出淨額 | (351,997) | – |

## 32. 收購附屬公司（續）

本年度內收購附屬公司對本集團經營業務之現金流入淨額為港幣14,322,000元，支付投資回報淨額及融資之費用共港幣17,530,000元，支付稅項港幣2,277,000元，用於投資業務之費用為港幣2,164,000元及支付融資業務之費用為港幣38,953,000元。

於期內收購之附屬公司，對本集團營業額之貢獻為港幣8,943,000元及對本集團虧損港幣3,086,000元。

## 33. 出售附屬公司

| | 2000<br>港幣千元 | 1999<br>港幣千元 |
|---|---|---|
| 出售之資產淨值 | | |
| 應收帳款、存出按金及預付款項 | **34** | – |
| 銀行存款及現金 | **423** | – |
| 墊支直接控股公司之款項 | **(278)** | – |
| 應付款項、存入按金及應付費用 | **(124)** | – |
| 少數股東應佔之資產淨值 | **(53)** | – |
| 出售附屬公司之虧損 | **2** | – |

出售附屬公司之現金支出淨額：

| | 2000<br>港幣千元 | 1999<br>港幣千元 |
|---|---|---|
| 出售銀行存款及現金 | **(423)** | – |
| 出售附屬公司之現金及等同現金支出淨額 | **(423)** | – |

## 34 年中融資變更之分析

| | 銀行及其他貸款 港幣千元 | 股本及溢價 港幣千元 | 融資性租賃之債務 港幣千元 | 少數股東權益 港幣千元 |
|---|---|---|---|---|
| 一九九八年四月一日之融資結存 | 6,724,672 | 774,653 | – | 315,006 |
| 融資之淨現金支出 | (4,991,800) | (10) | (65) | (1,504) |
| 發行新股代替以現金支付之股息 | – | 44,402 | – | – |
| 附屬公司少數股東所佔之溢利及儲備 | – | – | – | (436) |
| 派發予附屬公司少數股東之股息 | – | – | – | (18,116) |
| 新訂融資性租賃契約 | – | – | 333 | – |
| 滙兑調整 | (8,500) | – | – | – |
| 一九九九年三月三十一日之融資結存 | 1,724,372 | 819,045 | 268 | 294,950 |
| 融資之淨現金(支出)收入 | (1,407,145) | 683 | (108) | 9,520 |
| 收購附屬公司 | 367,934 | – | – | 57,440 |
| 出售附屬公司 | – | – | – | (53) |
| 發行新股代替以現金支付之股息 | – | 28,531 | – | – |
| 股本溢價及資本儲備之轉換 | – | (206,619) | – | – |
| 附屬公司少數股東所佔之溢利及儲備 | – | – | – | 23,078 |
| 派發予附屬公司少數股東之股息 | – | – | – | (20,553) |
| 滙兑調整 | 3,204 | – | 1 | – |
| 二零零零年三月三十一日之融資結存 | 688,365 | 641,640 | 161 | 364,382 |

## 35 現金及等同現金結餘之分析

| | 2000 港幣千元 | 1999 港幣千元 |
|---|---|---|
| 現金及銀行存款 | **607,033** | 711,256 |
| 短期銀行貸款及透支 | **(313,634)** | (265,675) |
| | **293,399** | 445,581 |

## 36 董事及高級行政人員之酬金

集團支付予董事之酬金，細節如下：

| | 2000<br>港幣千元 | 1999<br>港幣千元 |
|---|---|---|
| 董事之酬金 | | |
| 袍金 | **450** | 428 |
| 薪金、津貼及其他福利 | **19,036** | 19,134 |
| 花紅 | **—** | — |
| 退休金之供款 | **396** | 396 |
| | **19,882** | 19,958 |

除已付之董事酬金共港幣450,000元外(一九九九年：港幣428,000元)，並沒有支付其他酬金予任何獨立非執行董事。



董事酬金可劃分為下列組別：

| 組別 | 董事人數<br>2000 | 1999 |
|---|---|---|
| 無 — 港幣1,000,000元 | **3** | 4 |
| 港幣1,000,001元 — 港幣1,500,000元 | **3** | 3 |
| 港幣1,500,001元 — 港幣2,000,000元 | **2** | 2 |
| 港幣2,500,001元 — 港幣3,000,000元 | **1** | 1 |
| 港幣9,000,001元 — 港幣9,500,000元 | **1** | 1 |

最高五名人士之酬金，包括三名董事(一九九九年：三名)，其酬金乃詳列如上。其餘最高酬金之兩名人士(一九九九年：二名)之總酬金為：

| | 2000<br>港幣千元 | 1999<br>港幣千元 |
|---|---|---|
| 薪金，津貼及其他福利 | **3,235** | 3,254 |
| 退休金之供款 | **75** | 75 |
| | **3,310** | 3,329 |

36 董事及高級行政人員之酬金(續)

該兩名最高酬金之人士(一九九九年:二名)可劃分為下列組別:

| | 人數 | |
|---|---|---|
| | 2000 | 1999 |
| 組別 | | |
| 港幣1,500,001元 – 港幣2,000,000元 | **2** | 2 |

37 銀行信貸及資產抵押

除於附註25所披露之貸款外,短期銀行貸款、透支及其他銀行信貸總額合共港幣385,470,000元(一九九九年:港幣1,640,582,000元)已於結算日被動用,此等信貸乃同時已將帳面總值港幣530,136,000元(一九九九年:港幣913,653,000元)之若干物業及其他資產作抵押。



38 資本承擔及或然負債

本公司及集團於結算日尚未清結之資本承擔及或然負債包括:

(a) 鑑於本集團自興建「私人參與居者有其屋計劃」之工程後,務須履行樓宇保養及維修工程,本公司或然負債為對銀行提供擔保約共港幣241,500,000元(一九九九年:港幣328,950,000元)。

(b) 本公司對附屬公司及聯營公司作出被動用銀行信貸服務及履行合約擔保分別共為港幣520,478,000元(一九九九年:港幣1,135,958,000元)及港幣275,129,000元(一九九九年:港幣431,888,000元)。

(c) 本集團一年內需付之有關土地及樓房不可註銷營業性租約之承擔,其約滿期應於:

| | 集團 | | 公司 | |
|---|---|---|---|---|
| | 2000 | 1999 | 2000 | 1999 |
| | 港幣千元 | 港幣千元 | 港幣千元 | 港幣千元 |
| 租約屆滿期 | | | | |
| 一年內 | **45,951** | 11,556 | **20,914** | 465 |
| 二至五年內 | **15,244** | 62,216 | **–** | 29,843 |
| 超過五年 | **1,109** | 1,252 | **–** | – |
| | **62,304** | 75,024 | **20,914** | 30,308 |

38 資本承擔及或然負債（續）

(d) 本集團須繳付予該等在終止僱用時符合僱傭條例規定而應收取長期服務金之僱員之長期服務金約為港幣32,000,000元（一九九九年：港幣34,000,000元）。

(e) 本集團持有之一共同控制實體已接獲一間由「其士建築」持有之另一共同控制實體以工程承判商身份提出索償，其索償金額合共港幣95,000,000元。但根據諮詢法律專業意見後，知悉此項索償乃極度不合理及沒有獲適當理據所支持及相信對本集團並無重大之潛在影響。因此並無於財務報告中作出撥備。而本集團之共同控制實體已向上述之工程承判商提出相對之索償要求及向僱主作出索償。

39 有關連人士之交易

按照標準會計準則第二十號，本公司非全資擁有之附屬公司——其士科技控股有限公司（「其士科技」）及其士新加坡控股有限公司（「其士新加坡」），本公司之聯營公司——其士建築集團有限公司（「其士建築」）及分別與其相關之附屬公司、聯營公司及共同控制實體均被視為有關連人士。

本集團於該等公司的主要交易如下：

(a) 於一九九九年三月二十八日，本公司之全資附屬公司其士（香港）有限公司（「其士香港」）與其士科技達成一管理服務協議書，由其士香港提供公司秘書、會計、電子數據處理、人事及物業管理服務。根據該項協議，其士科技集團需按照全年之營業額但不包括其海外附屬公司，以百份之零點五計算管理費用付予其士香港。截至二零零零年三月三十一日止年度內，根據該項協議收取其士科技集團之管理費用為港幣5,429,000元（一九九九年：港幣4,870,000元）。該管理服務協議書已續約一年。

(b) 於一九九九年四月一日，本公司與其士建築達成協議，由本公司提供會計、庫務、電子數據處理、公司秘書及人事管理服務。根據該協議，其士建築集團需按照全年之營業額以百份之零點三計算支付服務費用。截至二零零零年三月三十一日止年度內，其士建築支付管理服務費用予本公司為港幣7,172,000元（一九九九年：港幣7,740,000元）。

39 有關連人士之交易(續)

(c) 於本年度內，其士科技集團銷售予本集團之電腦設備與辦公室設備及提供服務所獲得之收入合共港幣6,510,000元(一九九九年：港幣9,027,000元)。

(d) 於本年度內，本集團之全資擁有附屬公司向其士科技集團收取之倉庫租金及提供運輸服務之費用分別為港幣6,635,000元(一九九九年：港幣7,502,000元)及港幣3,253,000元(一九九九年：港幣3,598,000元)。此費用之釐定乃根據集團就提供該倉庫租金及服務之成本來收取。

(e) 本集團與其士建築簽署一份協議書。據此，於其士建築仍為本公司之聯營公司之任何時間內，本公司乃參照市場價格之準則繼續邀請其士建築集團參與本集團之樓宇建築項目工程。於上年度內，已完成之建築工程款項為港幣494,321,000元及應付予其士建築於一九九九年三月三十一日之工程費用為港幣144,610,000元。

(f) 於本年度內，本集團收取其士建築集團租用本集團之物業之租金及參照市場之價格及合共港幣2,889,000元(一九九九年：無)。另外，本公司收取其士科技集團租用前者之物業之租金亦參照市場之價格及合共港幣12,281,000元(一九九九年：港幣12,592,000元)。

(g) 本公司已與其士建築簽署一份協議書。根據該項協議，本集團會參照市場之價格提供建築材料及機電設備及系統予其士建築集團。於本年度中，對其士建築之已完成之工程款項及物料供應額合共港幣6,899,000元(一九九九年：港幣95,850,000元)及於結算日之應收帳款為港幣284,000元(一九九九年：港幣9,933,000元)。

(h) 於本年度內，本公司之全資擁有附屬公司以參照市場價格提供機器零件及配件予其士新加坡為港幣3,710,000元(一九九九年：港幣8,068,000元)。

除上述外，於本年度內，本集團貸款予聯營公司及共同控制實體。惟給予該等公司之貸款為無抵押、不帶利息或以一般商業利率計算利息及並無固定期限償還。於二零零零年三月三十一日結餘之金額乃於綜合資產負債表中披露。

| 附屬公司名稱 | 註冊／營業地點或國家 | 股份類別 | 已發行並繳足之股份／註冊股本 | 股份數目 | 應佔已發行股本或註冊股本權益百份率 本公司 | 附屬公司 | 主要業務 |
|---|---|---|---|---|---|---|---|
| 其士科技控股有限公司（前稱其士（商業系統）國際有限公司，於香港聯合交易所有限公司上市） | 百慕達／香港 | 普通 | 85,444,956港元 | 854,449,558 | 31 | 19.1 | 控股投資 |
| 其士（香港）有限公司 | 香港 | 普通 | 143,085,000港元 | 572,340,000 | 100 | – | 供應、安裝及保養升降機、自動梯及冷氣系統、供應電力及工業設備及股票投資 |
| 其士新加坡控股有限公司（於新加坡股票交易所有限公司第一級股票市場上市）** | 新加坡 | 普通 | 22,500,000新加坡元 | 112,500,000 | 71.1 | – | 供應、安裝及保養電梯工程 |
| 其士（保險顧問）有限公司 | 香港 | 普通 | 1,000,000港元 | 1,000,000 | 100 | – | 保險顧問 |
| 其士保險有限公司 | 香港 | 普通 | 100,000,000港元 | 100,000,000 | 100 | – | 保險業務 |
| 其士（鋁工程）有限公司 | 香港 | 普通<br>遞延 | 100港元<br>2港元 | 100<br>2 | –<br>– | 100<br>– | 鋁質建築材料及玻璃幕牆之供應及安裝 |
| 其士（商業機器）有限公司 | 香港 | 普通 | 2港元 | 2 | – | 50.1 | 電訊設備貿易 |
| 其士（建材工程）有限公司 | 香港 | 普通<br>遞延 | 100港元<br>2港元 | 100<br>2 | –<br>– | 100<br>– | 建築材料供應及安裝及經營搬運車與發電機貿易 |
| 其士（電腦）有限公司 | 香港 | 普通 | 100,000港元 | 100,000 | – | 50.1 | 電腦系統及設備貿易及維修 |

| 附屬公司名稱 | 註冊／營業地點或國家 | 股份類別 | 已發行並繳足之股份／註冊股本 | 股份數目 | 應佔已發行股本或註冊股本權益百份率 本公司 | 附屬公司 | 主要業務 |
|---|---|---|---|---|---|---|---|
| 其士(機電工程)有限公司 | 香港 | 普通 | 26,900,000港元 | 26,900,000 | – | 100 | 機電工程 |
| 其士(環境技術)有限公司 | 香港 | 普通 | 9,100,000港元 | 9,100,000 | – | 100 | 環保工程 |
| 其士(資訊網絡)有限公司(前稱其士(國際資訊網絡)有限公司) | 香港 | 普通 | 2港元 | 2 | – | 50.1 | 互聯網絡服務 |
| 其士(商業系統)有限公司 | 香港 | 普通 | 100,000港元 | 100,000 | – | 50.1 | 電腦及辦公室設備貿易 |
| 其士(商業系統)工程有限公司 | 香港 | 普通 | 2港元 | 2 | – | 50.1 | 維修保養 |
| 其士(傳訊服務)有限公司 | 香港 | 普通 | 2港元 | 2 | – | 50.1 | 傳訊服務 |
| 其士(衛星通訊)有限公司 | 香港 | 普通 | 2港元 | 2 | – | 50.1 | 裝設衛星電視天線 |
| 其士(步步通網絡)有限公司 | 香港 | 普通 | 200,000,000港元 | 200,000,000 | – | 50.1 | 貿易及通訊服務 |
| 其士旅遊有限公司 | 香港 | 普通 | 1,500,000港元 | 15,000 | – | 100 | 旅遊代理 |
| Chevalier Automobiles Inc.** | 加拿大 | 普通 | 100加拿大元 | 100 | – | 100 | 汽車銷售及維修服務 |
| Chevalier Chrysler Inc.** | 加拿大 | 普通 | 101加拿大元 | 200 | – | 100 | 汽車銷售及維修服務 |
| Chevalier Import Inc.** | 加拿大 | 普通 | 100加拿大元 | 100 | – | 100 | 汽車銷售及維修服務 |
| Chevalier Development (S) Pte Ltd** | 新加坡 | 普通 | 2,500,000新加坡元 | 2,500,000 | – | 71.1 | 物業投資 |
| Chevalier Engineering (S) Pte Ltd** | 新加坡 | 普通 | 500,000新加坡元 | 500,000 | – | 71.1 | 安裝及保養升降機 |
| Chevalier International (USA) Inc.** | 美國 | 普通 | 3,900,000美元 | 3,900,000 | – | 100 | 雜貨貿易 |
| 其士電梯工程(深圳)有限公司** | 中華人民共和國 | 不適用 | 10,886,572人民幣 | 不適用 | – | 100 | 升降機安裝及維修服務 |

| 附屬公司名稱 | 註冊／營業地點或國家 | 股份類別 | 已發行並繳足之股份／註冊股本 | 股份數目 | 應佔已發行股本或註冊股本權益百分率 本公司 | 附屬公司 | 主要業務 |
|---|---|---|---|---|---|---|---|
| 其士商業系統(中國)有限公司 | 香港 | 普通 | 2港元 | 2 | – | 50.1 | 電腦及辦公室設備貿易 |
| Chevlaier iTech (S) Pte. Ltd.** (前稱Chevalier OA (S) Pte. Ltd.) | 新加坡 | 普通 | 500,000新加坡元 | 500,000 | – | 50.1 | 辦公室設備貿易 |
| Chevalier OA (Thailand) Limited***# | 泰國 | 普通 | 3,980,000泰國銖 | 39,800 | – | 50.1 | 電腦及辦公室設備貿易 |
| | | 優先 | 1,020,000泰國銖 | 10,200 | – | 23.5 | |
| 其士辦公室設備工程(深圳)有限公司** | 中華人民共和國 | 不適用 | 1,800,000港元 | 不適用 | – | 50.1 | 維修保養 |
| 其士店有限公司 | 香港 | 普通 | 2港元 | 2 | – | 50.1 | 電訊設備貿易 |
| Chevalier Telecom (Thailand) Limited** | 泰國 | 普通 | 5,000,000泰國銖 | 50,000 | – | 50.1 | 電訊設備貿易 |
| 其士(澳門)有限公司** | 澳門 | 普通 | 100,000澳門元 | 100 | – | 100 | 升降機安裝及維修服務 |
| 電梯工程有限公司 | 香港 | 普通 | 400,000港元 | 40,000 | – | 100 | 升降機供應、安裝及維修服務 |
| 金訊發展有限公司 | 香港 | 普通 | 100港元 | 100 | – | 100 | 物業發展 |
| | | 遞延 | 2港元 | 2 | – | – | |
| 騰寶有限公司 | 香港 | 普通 | 149港元 | 149 | – | 100 | 物業發展 |
| | | 遞延 | 51港元 | 51 | – | – | |
| Goodkent Limited** | 香港 | 普通 | 100港元 | 100 | – | 100 | 物業發展 |
| | | 遞延 | 2港元 | 2 | – | – | |
| 勵發有限公司 | 香港 | 普通 | 2港元 | 2 | – | 50.1 | 物業投資及買賣股票 |
| Macleh (Chevalier) Ltd.** | 加拿大 | 普通 | 10,100加拿大元 | 10,100 | – | 100 | 投資控股 |
| 銳中有限公司 | 香港 | 普通 | 149港元 | 149 | – | 100 | 物業發展 |
| | | 遞延 | 51港元 | 51 | – | – | |

| 附屬公司名稱 | 註冊／營業地點或國家 | 股份類別 | 已發行並繳足之股份／註冊股本 | 股份數目 | 應佔已發行股本或註冊股本權益百份率 本公司 | 附屬公司 | 主要業務 |
|---|---|---|---|---|---|---|---|
| 富居物業管理有限公司 | 香港 | 普通<br>遞延 | 100港元<br>1,002港元 | 100<br>1,002 | –<br>– | 100<br>– | 物業管理 |
| Sup Aswin Limited** | 泰國 | 普通 | 15,000,000泰國銖 | 150,000 | – | 50.1 | 物業投資 |
| 祥龍興業有限公司 | 香港 | 普通<br>遞延 | 149港元<br>51港元 | 149<br>51 | –<br>– | 100<br>– | 物業發展 |
| 757040 Ontario Limited** | 加拿大 | 普通 | 10加拿大元 | 10 | – | 100 | 物業投資 |
| 其士發展國際有限公司 | 百慕達／香港 | 普通 | 23,522,981港元 | 235,229,813 | 100 | – | 投資控股 |
| 其士（發展）有限公司** | 香港 | 普通<br>遞延 | 200港元<br>400,000港元 | 2<br>4,000 | –<br>– | 100<br>– | 投資控股及物業投資 |
| 創名發展有限公司 | 香港 | 普通 | 100港元 | 100 | – | 80 | 投資控股 |
| Forth Bridge Company Limited | 香港 | 普通<br>遞延 | 20港元<br>10,000港元 | 2<br>1,000 | –<br>– | 100<br>– | 物業投資 |
| 富特發展有限公司** | 香港 | 普通 | 1,000港元 | 1,000 | – | 100 | 物業投資及發展 |
| GJ (Development) Company Limited** | 香港 | 普通<br>遞延 | 20港元<br>200,000港元 | 2<br>20,000 | –<br>– | 100<br>– | 物業投資 |
| 九江其士酒店旅業有限公司** | 中華人民共和國 | 不適用 | 25,000,000人民幣 | 不適用 | – | 100 | 酒店服務 |
| 力加置業有限公司 | 香港 | 普通 | 3,600,000港元 | 3,600,000 | – | 100 | 物業投資 |
| Macont Developments Inc.** | 加拿大 | 普通 | 1,000加拿大元 | 1,000 | – | 100 | 物業投資 |

| 附屬公司名稱 | 註冊／營業地點或國家 | 股份類別 | 已發行並繳足之股份／註冊股本 | 股份數目 | 應佔已發行股本或註冊股本權益百分率 本公司 | 附屬公司 | 主要業務 |
|---|---|---|---|---|---|---|---|
| Macscarboro Developments Inc.** | 加拿大 | 普通 | 10加拿大元 | 10 | – | 100 | 物業投資 |
| Matterhorn Properties Limited | 英屬處女群島／香港 | 普通 | 1美元 | 1 | – | 100 | 物業投資 |
| 開邦有限公司 | 香港 | 普通 | 100,000港元 | 100,000 | – | 100 | 物業投資 |
| 拔創有限公司** | 香港 | 普通 | 20港元 | 2 | – | 100 | 物業投資 |
| 驕發有限公司** | 香港 | 普通 | 20港元 | 2 | – | 100 | 物業投資及證券貿易 |
| | | 遞延 | 20港元 | 2 | – | – | |
| 上海創名房地產發展有限公司** | 中華人民共和國 | 不適用 | 160,382,301人民幣 | 不適用 | – | 64 | 物業發展 |
| 萬珠發展有限公司 | 香港 | 普通 | 2港元 | 2 | – | 100 | 物業投資及物業貿易 |
| 威方發展有限公司** | 香港 | 普通 | 2港元 | 2 | – | 100 | 物業投資 |
| 信陽其士大酒店有限公司** | 中華人民共和國 | 不適用 | 55,000,000人民幣 | 不適用 | – | 70 | 經營酒店業務 |
| YCC (Development) Company Limited** | 香港 | 普通 | 20港元 | 2 | – | 100 | 物業投資 |
| | | 遞延 | 20港元 | 2 | – | – | |

# 上述公司之優先股，每四股優先股附有一投票權。當公司進行清盤時，其股票持有人並沒有分享剩餘資產或超過每年百份之十溢利分配之利益。

** 非由德勤。關黃陳方會計師行所核數。

註： 所有遞延股份皆無投票權。

| 聯營公司名稱 | 註冊／營業地點或國家 | 股份類別 | 應佔已發行股本或註冊股本權益百份率 | | 主要業務 |
|---|---|---|---|---|---|
| | | | 本公司 | 附屬公司 | |
| 其士(土木工程)有限公司 | 香港 | 普通<br>遞延 | –<br>– | 37.3<br>– | 土木工程 |
| 其士(建築)有限公司 | 香港 | 普通 | – | 37.2 | 樓宇建築 |
| 其士建築集團有限公司(於香港聯合交易所有限公司上市) | 百慕達／香港 | 普通 | 30 | 7.3 | 投資控股 |
| 其士建築(香港)有限公司 | 香港 | 普通<br>遞延 | –<br>– | 37.3<br>– | 樓宇建築 |
| 其士土木工程(香港)有限公司 | 香港 | 普通 | – | 37.3 | 土木工程 |
| 其士三利財務有限公司** | 香港 | 普通 | – | 50 | 提供借貸、租賃與融資服務 |
| 聯合文儀有限公司** | 香港 | 普通 | – | 20.5 | 辦公室設備貿易 |

** 非由德勤•關黃陳方會計師行所核數。

*註：* 所有遞延股份皆無投票權。

| 共同控制實體名稱 | 商業結構形式 | 註冊／營業地點或國家 | 股份類別 | 由附屬公司持有應佔已發行股本或註冊股本權益百份率 | 主要業務 |
|---|---|---|---|---|---|
| 寶耀投資有限公司 | 註冊 | 香港／中華人民共和國 | 普通 | 50 | 物業發展 |
| Chevalier Biwater Joint Venture | 非註冊 | 香港 | – | 50 | 環保工程 |
| 輝華有限公司 | 註冊 | 香港／中華人民共和國 | 普通 | 50 | 物業發展 |

本集團享有之共同控制實體之業績乃按其擁有權益之比例計算。

以下之資料，乃摘錄本公司之主要聯營公司其士建築集團有限公司二零零零年之財務報告：

## 綜合收益表

截至二零零零年三月三十一日止年度

| | 2000<br>港幣千元 | 1999<br>港幣千元 |
|---|---|---|
| 營業額 | **2,390,937** | 2,579,913 |
| 銷售成本 | **(2,359,977)** | (2,638,748) |
| 毛利(虧損) | **30,960** | (58,835) |
| 其他收益 | **3,290** | 5,624 |
| 行政支出 | **(22,074)** | (27,771) |
| 其他經營支出 | **(2,248)** | (1,097) |
| 經營溢利(虧損) | **9,928** | (82,079) |
| 財務成本 | **(5,626)** | (6,925) |
| 所佔聯營公司業績 | **3,205** | 4,033 |
| 所佔共同控制實體業績 | **(231)** | 7,727 |
| 除稅前溢利(虧損) | **7,276** | (77,244) |
| 稅項 | **547** | (963) |
| 未計少數股東權益前溢利(虧損) | **7,823** | (78,207) |
| 少數股東權益 | **(5)** | 22 |
| 年度純利(虧損) | **7,818** | (78,185) |
| 股息 | **–** | – |

## 綜合資產負債表

二零零零年三月三十一日結算

| | 2000 港幣千元 | 1999 港幣千元 |
|---|---|---|
| **非流動資產** | | |
| 物業、廠房及機器 | 21,590 | 22,852 |
| 所佔聯營公司權益 | 24,442 | 25,240 |
| 所佔共同控制實體權益 | 10,190 | 16,283 |
| | 56,222 | 64,375 |
| **流動資產** | | |
| 就合約工程應向客戶收取的總金額 | 190,198 | 202,302 |
| 存貨 | 10,444 | 13,306 |
| 應收帳款、存出按金及預付費用 | 630,518 | 507,365 |
| 應收工程保留款額 | 206,977 | 198,817 |
| 應收聯營公司帳 | 1,800 | 1,508 |
| 可退稅項 | 215 | 159 |
| 現金及銀行存款 | 66,195 | 92,792 |
| | 1,106,347 | 1,016,249 |
| **流動負債** | | |
| 就合約工程應向客戶支付的總金額 | 258,299 | 181,989 |
| 應付帳款、存入按金及應付費用 | 630,662 | 579,295 |
| 應付工程保留款額 | 186,320 | 166,521 |
| 一年內償還之融資租約承擔部份 | 359 | – |
| 應付共同控制實體的貸款 | – | 20,000 |
| 課稅準備 | – | 676 |
| 有抵押之短期銀行貸款 | – | 38,000 |
| 無抵押之短期銀行貸款 | – | 15,000 |
| 無抵押之銀行透支 | – | 456 |
| | 1,075,640 | 1,001,937 |
| 流動資產淨值 | 30,707 | 14,312 |
| **非流動負債** | | |
| 於一年後償還之融資租約之承擔 | 419 | – |
| 少數股東權益 | 452 | 447 |
| 資產淨值 | 86,058 | 78,240 |
| 股本 | 22,900 | 22,900 |
| 儲備 | 63,158 | 55,340 |
| 股本及儲備 | 86,058 | 78,240 |

# 週年大會通告

茲通告本公司訂於二零零零年九月二十二日星期五上午十一時正假座香港九龍灣宏開道八號其士商業中心二十二樓舉行股東週年大會，藉以討論下列決議案：

作為普通事項

一、 省覽截至二零零零年三月三十一日止年度之經審核財務報告及董事會報告書與核數師報告書。

二、 宣佈派發末期股息。

三、 重選屆滿卸任之董事並授權董事會釐定董事袍金。

四、 續委聘核數師並授權董事會釐定其酬金。

並作為特別事項，考慮及酌情通過（不論會否作出修訂）下列決議案將提呈為普通決議案：

五、 「動議：

（甲） 根據下文（丙）節之限制下，一般及無條件批准本公司董事會於有關期間（定義見本文）內行使本公司一切權力，以配發、發行及以其他方式處置本公司股本中之額外股份，並批准本公司董事會訂立或授予或須行使該等權力之售股建議、協議及認購股權；

（乙） 上文（甲）節所賦予之批准授權本公司董事會於有關期間內訂立或授予或須於有關期間屆滿後行使該等權力之售股建議、協議及認購股權；

（丙） 本公司董事會依據（甲）節批准配發或有條件或無條件同意配發（不論根據認購股權或其他事項）之股本面值總額，不包括根據(i)配售股份（定義見本文）；(ii)認股權證之認購權或本公司所發行附有權利可認購本公司股份之其他證券之換股權按其條款行使；(iii)本公司根據僱員認購股權計劃授出之權利行使；或(iv)根據本公司當時之公司細則發行以股代息等情況所配發之股份，不得超過本公司於通過此決議案當日之已發行股本面值總額百份之二十，故上文所述之批准亦須受此數額限制；及

（丁） 就本決議案及決議案六而言：

「有關期間」指由本決議案通過之日至下列最早日期止之期間：

(i) 本公司下屆股東週年大會結束之日；

(ii) 依照公司細則或任何百慕達適用之法例規定本公司須舉行下屆股東週年大會之期限屆滿之日；及

(iii) 本公司股東在股東大會上通過普通決議案撤銷或修訂此決議案之日。

「配售股份」乃指在董事會所指定之期間內，根據售股建議向指定記錄日期名列本公司股東名冊之股份持有人或任何類別股份持有人，按其當時持股比例或股份種類配發、發行或授予股份之建議（惟董事會有權在必須或權宜時就零碎股權或香港以外任何地區之法例所規定限制或責任或任何認可監管機構或證券交易所之規定，取消若干股份持有人在此方面之權利或作其他安排）。」

六、 「動議：

（甲） 根據下文（乙）節之限制下，一般及無條件批准董事會根據一切適用於法例及不時修改之香港聯合交易所有限公司證券上市規則，於有關期間（按決議案五（丁）之定義）內行使本公司一切權力購回本公司股本中之股份；及

（乙） 本公司根據上文（甲）節所賦予之批准而購回之股份面值總額，不得超過本公司於本決議案通過此決議案之日之已發行股份面值之百份之十，而上文（甲）節之批准亦須以此為限。」

七、 「動議擴大授予本公司董事會根據本股東週年大會之通告所載第五項普通決議案配發、發行及處理本公司股本中額外股份之授權，除根據該項全面授權所配發或同意有條件或無條件予以配發之股份總面值外，在其上另加相當於本公司根據本股東週年大會之通告所載第六項普通決議案授予之權力所購回之本公司股本總面額數額，惟該數額不得超過本公司於本決議案通過當日之已發行股本總面額百份之十。」

承董事會命
*公司秘書*
**簡嘉翰**

香港，二零零零年八月二十八日

*附註：*

*(1) 凡有資格出席本通告所召開的會議及於會上投票的股東，均可委派一名或以上的代表出席會議，及倘有書面表決進行時代其投票。代表人毋須為本公司股東。*

*(2) 代表委任表格連同公證人簽署證明之授權書或其他授權文件（如有），須於股東週年大會或任何續會舉行四十八小時前，交回本公司之香港股份過戶登記分處標準證券登記有限公司，地址為香港中環干諾道中一一一號永安中心五樓，方為有效。*

*(3) 本公司將於二零零零年九月十四日星期四至二零零零年九月二十日星期三（首尾兩日包括在內）暫停辦理股份過戶登記手續。凡欲領取上述建議派發之末期股息而尚未登記之股東，應於二零零零年九月十二日星期二下午四時前，將填妥之過戶紙連同有關股票送交本公司之香港股份過戶登記分處標準證券登記有限公司，以便辦理過戶登記手續。*

# CONTENTS



## Financial Calendar

| Events | Dates |
|---|---|
| Announcement of Interim Results | 17th December, 1999 |
| Announcement of Final Results | 28th July, 2000 |
| Book Close Dates | |
| Interim | 10th to 14th January, 2000 |
| Final | 14th to 20th September, 2000 |
| Annual General Meeting | 22nd September, 2000 |
| Payment of Dividends | |
| Interim dividend of HK3 cents per share | 18th February, 2000 |
| Final dividend of HK5 cents per share | 2nd November, 2000 |

# FINANCIAL
## SUMMARY

*(amounts expressed in Hong Kong Dollars)*

The following is a summary of the total assets, total liabilities, share capital and results of the Group for the five years ended 31st March, 2000.

| | 1996 | 1997 | 1998 | 1999 | **2000** |
|---|---|---|---|---|---|
| **Financials** *($ Million)* | | | | | |
| Total assets | 8,660 | 11,447 | 10,296 | 5,642 | **4,906** |
| Total liabilities | 6,377 | 8,704 | 8,234 | 3,599 | **2,500** |
| Minority interests | 849 | 1,114 | 315 | 295 | **364** |
| Capital and reserves | 1,434 | 1,629 | 1,747 | 1,748 | **2,042** |
| Share capital<br>(No. of shares issued – in Millions) | 739 | 755 | 1,025 | 1,115 | **1,166** |
| Turnover* | 4,930 | 5,452 | 7,458 | 11,648 | **4,290** |
| Net profit for the year | 145 | 241 | 195 | 153 | **275** |
| **Per Share Basis** | | | | | |
| Earnings | 18¢ | 29¢ | 22¢ | 15¢ | **24¢** |
| Dividend | 12.5¢ | 10.5¢ | 9¢ | 5¢ | **8¢** |
| Net asset value (at book value) | $1.76 | $1.96 | $1.71 | $1.57 | **$1.75** |

* *Certain comparative figures have been reclassified to conform with current year's presentation.*

*Adoption of SSAP 24, accounting for investments in securities, has no significant effect on the results and net assets for each of the four years ended 31st March, 1996 to 1999.*

**TURNOVER**
(HK$ Million)



4,930
5,452
7,458
11,648
4,290
1996
1997
1998
1999
2000


**NET PROFIT FOR THE YEAR**
(HK$ Million)



145
241
195
153
275
1996
1997
1998
1999
2000


**CAPITAL AND RESERVES**
(HK$ Million)



1,434
1,629
1,747
1,748
2,042
1996
1997
1998
1999
2000


**EARNINGS AND DIVIDEND PER SHARE**
(cents)



Earnings
Dividend
18
12.5
29
10.5
22
9
15
5
24
8
1996
1997
1998
1999
2000

### Executive Directors

CHOW Yei Ching
*(Chairman and Managing Director)*
O.B.E., Off. Crown (B),
Officier de l'Ordre National du Mérite (F),
The Order of the Sacred Treasure,
Gold Rays with Rosette (Jpn)
KUOK Hoi Sang *(Deputy Managing Director)*
FUNG Pak Kwan
FUNG Wo Shun
KAN Ka Hon
WONG Kie Ngok, Alexander
TAM Kwok Wing

### Independent Non-Executive Directors

Iain Leonard DALE O.B.E.
CHENG Ming Fun, Paul J.P.
WONG Wang Fat, Andrew O.B.E. (Hon.), J.P.

### Secretary

KAN Ka Hon

### Auditors

Deloitte Touche Tohmatsu
Certified Public Accountants, Hong Kong
26th Floor, Wing On Centre,
111 Connaught Road Central, Hong Kong

### Principal Bankers

The Hongkong and Shanghai Banking Corporation Limited
Shanghai Commercial Bank Limited
Standard Chartered Bank
Citic Ka Wah Bank, Limited

### Solicitors

Richards Butler
Appleby Spurling & Kempe

### Registered Office

Cedar House, 41 Cedar Avenue,
Hamilton, HM12, Bermuda

### Principal Place of Business

22nd Floor, Chevalier Commercial Centre,
8 Wang Hoi Road, Kowloon Bay,
Hong Kong

### Principal Share Registrars

Butterfield Corporate Services Limited
Rosebank Centre, 14 Bermudiana Road,
Pembroke, Bermuda

### Branch Share Registrars and Transfer Office in Hong Kong

Standard Registrars Limited
5th Floor, Wing On Centre,
111 Connaught Road Central, Hong Kong

### Web Site

http://www.chevalier.com

# OF ACCREDITATIONS AND AWARDS

**The Government of the Hong Kong Special Administrative Region, Works Bureau**

|  |  |
|---|---|
| Chevalier (Civil Engineering) Limited | – List 1 – Port Works, Group B (On probation) |
| Chevalier (Construction) Company Limited | – List 1 – Buildings (Group C) |
| Chevalier (E & M Contracting) Limited | – Electrical Installations (Group III) |
| Chevalier (Envirotech) Limited | – Supply and Installation of Electrical and Mechanical Equipment for Sewage Treatment and Screening Plants |
| | – Supply and Installation of Water Treatment Plant |
| Chevalier (HK) Limited | – Air-conditioning and Refrigeration Installations (Group II) |
| | – Industrial Type Electrical Installations |
| | – Installation of Diesel Generating Sets |
| | – Installation of Mechanical Handling and Lifting Appliances |
| | – Lifts and Escalators |
| | – Manufacture and Erection of Mechanical Plants and Equipment (Group II) |
| | – Supply and Installation of Pumpsets and Associated Pipework |
| | – Supply and Installation of Water Treatment Plant |
| Chevalier (Satellink) Limited | – Broadcast Reception Installations (BRI) |
| | – Burglar Alarm and Security Installations (On probation) |
| | – Supply and Installation of Audio Electronics Equipment (On probation) |
| | – Supply and Installation of Radio Electronics Equipment (On probation) |
| | – Supply and Installation of Video Electronics Equipment (On probation) |
| Lam Woo & Company Limited | – List 1 – Buildings (Group C) |
| | – Water Works (Group C) |
| | – Roads & Drainage Group A (On probation) |

**Environmental Protection Department**

|  |  |
|---|---|
| Chevalier (Envirotech) Limited | – Air Quality Monitoring Stations (Design, Construct, Operate) |

**Electrical and Mechanical Services Department**

|  |  |
|---|---|
| Chevalier (HK) Limited | – Builders' Lifts and Tower Working Platforms (Safety) Ordinance – Registered Contractor |

**Fire Services Department**

|  |  |
|---|---|
| Chevalier (E & M Contracting) Limited | – Fire Services Installation Contractor (Class II) |

**Hong Kong Office of the Telecommunications Authority**

|  |  |
|---|---|
| Chevalier (Internet) Limited | – Public Non-Exclusive Telecommunications Service Licence |
| Chevalier Shop Limited | – Radio Dealers Licence (unrestricted) |
| Chevalier Q-Mart Limited | – Radio Dealers Licence (unrestricted) |
| Chevalier (Telecom) Limited | – Radio Dealers Licence (unrestricted) |
| Chevalier (TelePoint) Limited | – Radio Dealers Licence (unrestricted) |
| Chevalier (Paging Services) Limited | – Public Radiocommunications Service (Paging Service) Licence |
| | – Radio Dealers (unrestricted) Licence |
| Chevalier (Satellink) Limited | – Satellite Master Antenna Television Licence |

**Hong Kong Housing Authority**

|  |  |
|---|---|
| Chevalier (Construction) Company Limited | – Building Contractor (NW2), Maintenance, M1 |
| Chevalier (E & M Contracting) Limited | – Electrical Contractors |
| Chevalier (HK) Limited | – Air-conditioning and Ventilation Contractors |
| | – Maintenance, Emergency Generators |
| Lam Woo Construction Limited | – Maintenance M2 (probation) |
| | – Shopping Centre Improvement (probation) |
| Rich Fortress Limited | – Approved List A of Property Management Agents |
| | – Approved List of Property Management Agents for Public Rental Housing Estates |

# LIST OF ACCREDITATIONS AND AWARDS

| | | |
|---|---|---|
| **Hong Kong Housing Society** | | |
| Chevalier (Construction) Company Limited | – | Building Contractor (contract of any value) |
| Lam Woo & Company Limited | – | Approved List of Local Contractor |
| **Insurance Authority** | | |
| Chevalier Insurance Company Limited | – | General Insurance Licence |
| **Security and Guarding Services Industry Authority** | | |
| Chevalier (HK) Limited | – | Security Company Licence (Type III) |
| Chevalier (Satellink) Limited | – | Security Company Licence (Type III) |
| **Companies Registry – Money Lenders Section** | | |
| Chevalier MLD Leasing Company Limited | – | Money Lenders Licence |
| Wealth Chain Limited | – | Money Lenders Licence |
| **Travel Industry Council of Hong Kong** | | |
| Chevalier (Travel Agency) Limited | – | Membership Certificate |
| **Professional Insurance Brokers Association Limited** | | |
| Chevalier (Insurance Brokers) Limited | – | Member |
| **International Air Transport Association** | | |
| Chevalier (Travel Agency) Limited | – | Certificate of Accreditation |
| **Hong Kong Quality Assurance Agency** | | |
| Chevalier (Civil Engineering) Limited | – | ISO9002 CC1438 Construction and maintenance of civil engineering works |
| Chevalier (Construction) Company Limited | – | ISO9002 CC140 Construction of building |
| | – | ISO9002 CC270 Building activities to keep, restore or improve the facilities of buildings and surroundings |
| Chevalier (E & M Contracting) Limited | – | ISO9002 CC393 Electrical & electrical associated services installation for building construction |
| Chevalier (Envirotech) Limited | – | ISO9001 CC792 Design, supply & installation of water and wastewater treatment facilities |
| Chevalier (HK) Limited | – | ISO9001 CC242 Lift & escalator system design, supply, installation and maintenance |
| | – | ISO9001 CC458 System design, supply, installation and maintenance of heating, ventilation & air-conditioning systems in Hong Kong |
| Lam Woo & Company Limited | – | ISO9002 CC790 Public work include building, civil engineering, construction and maintenance |
| Lam Woo Construction Limited | – | ISO9002 CC259 Building activities to keep, restore or improve the facilities of buildings and surroundings |
| **Singapore Productivity and Standards Board** | | |
| Chevalier Singapore Holdings Limited | – | ISO9001 Certification Designs, installation and servicing of Lifts and Escalators |

**Awards**

Awards presented to Chevalier (Construction) Company Limited by the Hong Kong Housing Authority:

| | |
|---|---|
| 1992 | Best Building Works Site Award, Runner up |
| 1992/3 | Top Ten Contractor, Quality Performance |
| 1992/3 | Contractor of the Year Award |
| 1993/4 | Best Building Works Site, Site Safety Award |
| 1993/4 | Best Building Works Contractor, Site Safety Award |
| 1993/4 | Top Ten Contractor, Quality Performance |
| 1993/4 | Contractor of the Year Award |
| 1995/6 | Top Three New Works Projects |
| 1995/6 | Top Five New Works Contractors |
| 1995/6 | Project of the Year Award – Redevelopment of Kwai Chung Estate Phase 1 |
| 1996 | Best Building Works Site, Silver Award |

# BUSINESS
CHART



Lifts & Escalators
Electrical & Mechanical Engineering
Curtain Wall & Aluminium Windows
Property Development & Investment
Chevalier International Holdings Limited*
Business Machines
Chevalier iTech Holdings Limited*
50.1%
Telecommunications Systems
Building Construction
Chevalier Construction Holdings Limited*
37.3%
Civil Engineering
Chevalier Singapore Holdings Limited**
71.1%
Lifts & Escalators

Air-Conditioning Systems

Building Materials & Equipment

Hotel Investment

Automobile Dealership

Power & Industrial Equipment

Property Management

Finance & Leasing Services

Travel Agency

Environmental Engineering

PSPS Property Development

Insurance Underwriting & Brokerage

International Trading

Retailing

Maintenance Services

Internet Services

Network Solutions

Computer Systems

Paging Services

Satellite Receiving Systems

Building Maintenance

Pipe Rehabilitation

Roads, Drainage & Water Works

Concrete Supplies

Property Investment

Building Material Supplies

*Listed on The Stock Exchange of Hong Kong Limited*

*Listed on the Mainboard of The Stock Exchange of Singapore Limited*

## Results

The Group achieved a net profit of HK$275 million for the year ended 31st March, 2000, representing a significant growth of 80% compared with last year. The Group's turnover, however, reduced by 63% from HK$11,648 million to HK$4,290 million, as there was no Private Sector Participation Scheme ("PSPS") project completed during the year. Earnings per share was HK24 cents.



*Dr. CHOW Yei Ching O.B.E., Off. Crown (B), Officier de l'Ordre National du Mérite (F), The Order of the Sacred Treasure, Gold Rays with Rosette (Jpn)*

## Corporate Restructuring

In order to strengthen the asset base of the Group and to simplify the administration, regulatory and compliance obligations, the Company requested Chevalier Development International Limited ("CDIL") to put forward a privatization proposal to the shareholders of CDIL other than the Company ("Scheme Shareholders") by way of a scheme of arrangement ("the Scheme") on 14th September, 1999. Under the Scheme, all shares held by the Scheme Shareholders were cancelled in exchange for HK$0.94 in cash. The Scheme was completed on 10th December, 1999. Listing of CDIL shares was also withdrawn from The Stock Exchange of Hong Kong Limited ("the Stock Exchange") on 14th December, 1999. Thereafter, CDIL became a wholly-owned subsidiary of the Company.

## Dividend

The Board of Directors recommends a final dividend of HK5 cents (1999: HK3 cents) per share. This, together with the interim dividend of HK3 cents (1999: HK2 cents) per share, makes a total dividend of HK8 cents (1999: HK5 cents) for the year ended 31st March, 2000.

Subject to the approval of shareholders at the forthcoming Annual General Meeting, the dividend warrants will be paid on or about Thursday, 2nd November, 2000 in cash, with shareholders being given the option to receive shares of HK$0.25 each ("New Shares") in the Company in lieu of cash in respect of part or all of such dividend ("Scrip Dividend Scheme"). The number of New Shares will be calculated on the basis of the average of the closing prices per share of the Company on the Stock Exchange for the five consecutive trading days from Thursday, 14th September, 2000 to Wednesday, 20th September, 2000, less a discount of 5%. A circular giving full details of the Scrip Dividend Scheme and a form of election will be sent to shareholders on or around Wednesday, 4th October, 2000. The Scrip Dividend Scheme is conditional upon the Stock Exchange granting the listing of and permission to deal in the New Shares to be issued.

## Review of Operations

### *The Company*

Although Hong Kong was seriously affected by the financial turmoil, which had swept over most of the Asian countries in 1997, and slipped into recession, the economic downturn has given the Company the opportunity to demonstrate its ability to buttress against the problems. The building services together with aluminium window and curtain wall, being the core businesses of the Company, are performing well. Contribution from these Divisions recorded steady growth despite the slow down in the demand of the building industry.


CESI
CHEVALIER ENVIRO SERVICES INCORPORATED

*Dr. Chow and Dr. Marina Bringas, Secretary of Hospital Association in the Philippines, inaugurate the office of Chevalier Enviro Services, Inc. in August 2000*

During the year, Environmental Division of the Group, Chevalier (Envirotech) Limited, set up a 85% subsidiary company in the Philippines, Chevalier Enviro Services, Inc., to provide a 'one-step' clean and reliable solution to medical waste treatment in Manila. Such technology has also been introduced in Hong Kong.

During the financial year, no PSPS project was completed and turnover of property development and investment dropped significantly. Sale of the remaining units in the commercial complex of those completed PSPS projects approximately amounted to HK$215 million. Unsold portions of the commercial units were put to the rental market. These, together with other investment properties, generated a stable rental income. At present, there is no PSPS project in hand.

The Group opened two representative offices in Zhengzhou and Changsha in July and August last year. At present, the Group has ten representative offices in the Mainland for the liaison, promotion and development of the Group's business. In addition, the Group continues its expansion plan in hotel business in the Mainland. Qi Shi Hotel located in Jiujiang, being the second hotel project, was opened in April last year and has been doing well. The Group is confident in such industry in the Mainland and will invest in the third hotel in Dongguan in the near future.



*Qi Shi Hotel at Jiujiang was opened in April 1999*

**Review of Operations** (continued)

Chevalier Place, a first class residential apartment in Shanghai, in which the Group has 64% interest, was opened in January this year. Although the rental market in Shanghai is still under pressure and the vacancy rate in prime areas are moderately high, the Group believes that the property market in Shanghai will recover in the long run as the economy of the Mainland continues its growth.



*Chevalier Place, a first class residential project in Shanghai, was completed in December 1999*

The Group continues to expand its presence in the region. In addition to the office in the Philippines, a new office was opened in Japan in July 1999. This office will search for new and potential products which will be accepted by Hong Kong and other overseas markets.



*Action Honda in Scarborough, Toronto, Canada*

During the year, performance of the automobile business in Canada, especially the Honda dealership, recorded a remarkable growth and contribution increased by 50%. To demonstrate its philosophy of "Pursuing Customer Satisfaction and Quality Excellence", a number of awards including "Quality Dealer Award", "High Quality Performance Award" and "Young Owners Loyalty Award" were awarded. Results of the hotel business in Vancouver were satisfactory and maintained a reasonable return to the Group.

During the year, recognising the importance of quality excellence and customer service, the Group continued to invest in training and skills development programmes for the staff to ensure that they are kept abreast of the latest technology in the industry. The employees are always trained to attend the needs of the customers so that standing firmly behind the Chevalier brand name will always be the emblem of quality products and services.

## Review of Operations (continued)

### ***Chevalier iTech Holdings Limited ("CITL") (formerly known as Chevalier (OA) International Limited)***

Due to the depressed market situation, most of CITL group's businesses were difficult. CITL group achieved a mild increase of 8% in turnover from HK$1,093 million to HK$1,182 million despite the weak market sentiment in 1999. Net profit amounted to HK$26 million and basic earnings per share was HK3.1 cents.



*Remarkably lightweight Toshiba Notebook solely distributed by CITL group*

In addition to the competitiveness of prices and the quality of products, CITL group has to expand its existing products and services in order to cope with the market needs. These include the provision of value-added services such as consultancy, system integration and applications, and comprehensive maintenance. Internet Division also expands its business to Application Service Provider and data centre.

The number of Chevalier Shops has been reduced to 13 and these, together with 20 franchise telecommunication shops, remain one of the largest retail networks in such business in Hong Kong. As the products and services, being driven by technology and the market, change very frequently, the business prospect of this division remains positive. There are 9 Q-Mart shops selling household products at present. CITL group believes that the retail business will gradually recover and continues to expand such retail chain business.


Internet
pc-land
Search
HOTTEST OFFER
TOSHIBA COPIER

*Homepage of Chevalier (Internet) Limited*

After the meltdown of economy in Southeast Asia countries, CITL group's business in Thailand has rebounded remarkably and remains strong especially Computer and Telecommunication Divisions. This is mainly due to the improvement in balance of payment in international trade of Thailand and, as a result, both of the private and public consumption are boosted.

### ***Chevalier Construction Holdings Limited ("CCHL")***

During the year, investment in property assets was very weak and the building construction industry was adversely affected. The total number of residential flats with consent to commence work was reduced by 40% in 1999 compared with 1998. As a result, CCHL group's turnover decreased from HK$2,580 million last year to HK$2,391 million this year, representing a drop of 7%. Its operating results, however, have improved significantly with a profit of HK$7.8 million compared with a loss of HK$78 million last year. Earnings per share was HK3.41 cents.

## Review of Operations (continued)

There are not many new projects, especially the private sector, available to the market and the overall business environment has become even more competitive. However, CCHL group has overcome the most difficult period and recorded a substantial turnaround in the operating results. CCHL will continue its prudent policy in selecting sub-contractors and monitor their workmanship and progress so as to ensure high qualities of works.



*Public Housing Estate at Tin Shui Wai Area 105, Phase 1*

***Chevalier Singapore Holdings Limited ("CSHL")***

CSHL, a 71.1% subsidiary company whose shares are listed on the Mainboard of The Stock Exchange of Singapore Limited. Its net profit increased by 25% to S$4.8 million during the year with a turnover of S$54.6 million. Earnings per share rose to S$4.24 cents. The satisfactory results are mainly attributable to the rationalization of operating cost, a write-back of provision for foreseeable losses, reduction in interest expense following the repayment of all bank loans during the year and achieving a foreign exchange gain instead of loss as compared to previous year.

The economic slowdown in 1998 and early 1999 still left its impact on CSHL's lift and escalator installation activities and fewer lift and escalator installation projects were completed during the year. Rental income from investment properties also declined slightly by about 4.9% to S$1 million during the year.

## Financial Review

During the year, working capital, overdraft and trade finance facilities were arranged, where necessary, by the Group for certain operations. The Group managed its cash, foreign exchange and interest rate exposures by using a variety of techniques and instruments, including forward contracts and interest rate swaps. There was no speculative trading in foreign exchange and derivative products. Currently, the majority of borrowings are related to mortgage finance, in the form of term loans.

As at 31st March, 2000, the total credit facilities available to the Group amounted to HK$1,278 million, and the undrawn balance stood at HK$609 million. In addition, loans outstanding as at 31st March, 2000, was HK$995 million. Cash available to the Group at 31st March, 2000 amounted to HK$607 million.

The Group's debt-to-equity ratio as at 31st March, 2000, calculated as the ratio of bank loans outstanding to capital and reserves, was 0.49.

## Prospects

Following five consecutive quarters' negative growth, Hong Kong resumed a positive Gross Domestic Product growth in the second quarter of 1999 and rebounded remarkably in 2000. Consumer confidence continues to strengthen with rising retail sales volume, strong growth in tourist arrivals, improving labour market, and the determination of the HKSAR Government to stabilise property prices. Although the pace of recovery remains slow, the outlook of Hong Kong economy is encouraging.

The Mainland of China, on the contrary, was cushioned from much of the impact of the volatility. Its economic growth remained strong in the past few years and statistics show that such growth will be extended to this year. China's imminent entry into the World Trade Organization ("WTO") signifies that the country is marching towards an open market economy. After WTO accession, China can widen its global connections and Hong Kong, as the doorway to the Mainland, is in a strong position to capture business opportunities. With our extensive coverage in the China market and the unique competitive edges in providing professional expertise and value-added services in meeting the changing environment, we believe that our Group is well positioned in capturing opportunities in the Mainland.



*The first large-scale fireworks display in the new millennium "Chevalier 2000 Lunar New Year Fireworks Display" was sponsored by Chevalier Group*

The experience in the past three years gave many of us plenty of hard lessons. It further underpins the Group's strategy of establishing (a) long term recurring income base; (b) diversification in business; and (c) sound financial management system. Such a strategy has created an organisation which has successfully weathered the economic crisis in Asia. We have successfully followed the strategy in the past thirty years and we will devote all our energy to extend such vision and action in the future in order to maximize the returns for shareholders.

I would like to take this opportunity to express my gratitude, at the difficult time, to my fellow Directors and all the Group's staff for their loyalty, dedication and hard work over the past year.

**CHOW Yei Ching**
*Chairman and Managing Director*

Hong Kong, 28th July, 2000

# SCHEDULE
## OF THE MAJOR PROPERTIES

Particulars of major properties held by the Group are as follows:

### (A) Held as Investment Properties/Properties for Own Use

| Location | Usage | Approximate gross floor area sq.ft. | Lease term | Group's interest % |
|---|---|---|---|---|
| Hong Kong | | | | |
| Ground Floor of Block A, East Sun Industrial Centre, 16 Shing Yip Street, Kwun Tong, Kowloon | Industrial | 15,000 | Medium | 100 |
| Chevalier Warehouse Building, 3 On Fuk Street, On Lok Tsuen, Fanling, New Territories | Industrial | 118,300 | Medium | 100 |
| Chevalier Engineering Service Centre, 21 Sheung Yuet Road, Kowloon Bay | Industrial | 177,500 | Medium | 100 |
| Units 1011 to 1019 on 10th Floor, 19th to 23rd Floors and one-third interest in 205 carparks of Chevalier Commercial Centre, 8 Wang Hoi Road, Kowloon Bay | Office premises and car parking space | 174,600 | Medium | 100 |
| 9 Henderson Road, Jardine's Lookout | Residential | 9,500 | Long | 100 |
| Singapore | | | | |
| Chevalier House, 23 Genting Road, Singapore 349481 | Industrial | 80,000 | Freehold | 71.1 |
| The Blue Building, 10 Genting Road, Singapore 349473 | Industrial | 17,000 | Freehold | 71.1 |
| Canada | | | | |
| 4334 Kingston Road, Ontario, MIE 2M8 | Office, workshop and parking space for car dealership | 20,200 | Freehold | 100 |
| 888 Hamilton Street, Vancouver, B. C. | Hotel | 86,000 | Freehold | 39.8 |
| 14535 – 14583, Yonge Street, Aurora, Ontario | Office, workshop and parking space for car dealership | 25,000 | Freehold | 100 |
| 20 Nugget Avenue, Scarborough, Ontario | Office, workshop and parking space for truck | 22,460 | Freehold | 100 |

| Location | Usage | Approximate gross floor area sq.ft. | Lease term | Group's interest % |
|---|---|---|---|---|
| United States of America | | | | |
| 430 East Grand Avenue, South San Francisco, CA | Industrial/ Warehouse | 38,000 | Freehold | 100 |
| The People's Republic of China | | | | |
| 355 Minquan Road, Xinyang City, Henan Province | Hotel | 129,000 | Medium | 70 |
| Units 4, 5, 6 and 7 of 18th Floor, Dongshan Plaza, Guangzhou, Guangdong Province | Office premises | 7,200 | Medium | 50.1 |
| Thailand | | | | |
| No. 540 Bamrungmuang Road, Debsirin Sub-district, Pomprab District, Bangkok Metropolis | Office premises and showroom | 21,300 | Freehold | 50.1 |

## (B) Properties under Development

| Location | Stage of completion | Expected date of completion | Usage | Site area sq.ft. | Estimated floor area after completion sq.ft. | Group's interest % |
|---|---|---|---|---|---|---|
| The People's Republic of China | | | | | | |
| Lots H-1-1 and H-1-2 Dongguan City Central | Vacant site | Upon the available of land from the Government of the PRC | Residential and commercial | 153,980 | 770,000 | 50 |

## (C) Property for Sale

| Location | Approximate gross floor area sq.ft. | Lease term | Group's Interest % |
|---|---|---|---|
| The People's Republic of China | | | |
| Chevalier Place, Lot No. 48, 18 Jiefang, Xuhui District, Shanghai | 370,000 | Long | 64 |

## (D) Properties Interests Acquired in the PRC

| Location | Usage | Approximate gross floor area sq.ft. | Lease term | Group Interest % |
|---|---|---|---|---|
| Certain property interests comprising various levels in Onward Science & Trade Centre, 2 Donghuan South Road, Chaoyang District, Beijing | office | 49,923 | Long | 45.2 |

The Directors have pleasure in presenting to shareholders their annual report together with the audited financial statements of the Company and of the Group for the year ended 31st March, 2000.

## Principal Activities

The principal activity of the Company is investment holding while its subsidiaries are engaged in the marketing, installation and maintenance of lifts, escalators, air-conditioning systems, electrical and mechanical systems, power equipment and industrial equipment; environmental engineering; supply and installation of building materials and equipment; sales, servicing and leasing of automobiles; trading; investment holding; property development and investment; a wide range of voice and data communication equipment and services, system integrated IT solutions as well as sales and servicing of business machines.

An analysis of the Group's turnover and contribution to operating profit is as follows:



**(a) By activity**

| | **Turnover** *HK$ million* | **Contribution to operating profit after finance costs** *HK$ million* |
|---|---|---|
| Marketing, installation and maintenance of lifts and escalators, air-conditioning systems, electrical and mechanical systems, power equipment and industrial equipment and environmental engineering equipment | 1,737 | 133 |
| Supply and installation of building materials and equipment | 565 | 90 |
| Sales, servicing and leasing of automobiles | 385 | 4 |
| Trading | 96 | (7) |
| Property development and investment | 245 | 31 |
| Voice and data communication equipment and services, system integrated IT solutions and sales and servicing of business machines | 1,084 | 35 |
| Others | 178 | 92 |
| | 4,290 | 378 |

## Principal Activities (continued)

**(b) By geographical area**

| | Turnover<br>*HK$ million* |
|---|---|
| Hong Kong | 2,736 |
| The People's Republic of China | 648 |
| Canada | 403 |
| Singapore | 269 |
| U.S.A. | 84 |
| Thailand | 145 |
| Others | 5 |
| | 4,290 |

Contribution to profit by geographical area has not been presented as the contribution to profit from each area is not abnormal in nature.

## Results and Dividends

The results of the Group for the year ended 31st March, 2000 are set out in the consolidated income statement on page 31. An interim dividend of HK3 cents was paid on Friday, 18th February, 2000 with an option to elect for shares of HK$0.25 each in the Company in lieu of cash. The Directors now recommend the payment of a final dividend of HK5 cents per share with an option to elect for shares of the Company.

## Share Capital

Movements of share capital are set out in note 29 to the financial statements.

## Share Option Scheme

Particulars of the share option scheme to subscribe for shares in the Company, the share options granted and exercised during the year are set out in note 29 to the financial statements.

## Reserves

Movements in reserves are set out in note 30 to the financial statements.

## Investment Properties

Movements in investment properties are set out in note 13 to the financial statements.

## Property, Plant and Equipment

Movements in property, plant and equipment are set out in note 14 to the financial statements.

## Financial Summary

A financial summary of the Group is shown on page 2.

## Major Customers and Suppliers

The five largest suppliers attributed 22.27% of the Group's purchases of the year whereas the five major customers attributed 15.13% of the Group's sales of the year. The largest supplier and the largest customer accounted for 11.51% and 7.21% of the Group's purchases and sales respectively. Except for the contracts with CCHL group and CITL group as disclosed more fully in the section "Connected Transactions" below, none of the directors, their associates or any shareholder (whom to the knowledge of the directors owns more than 5% of the Company's issued share capital) has any interest in the Group's five largest suppliers or five largest customers.

## Properties

Particulars of major properties of the Group are set out on pages 14 to 15.

## Donations

During the year, the Group made donations of HK$705,000 to charitable bodies and HK$3,294,000 to other communities.

## Borrowings and Interest Capitalised

Bank loans and other borrowings repayable within one year or on demand are classified as current liabilities whereas those repayable within a period exceeding one year are set out in notes 25 and 26 to the financial statements. Interest attributable to property development projects and contract work amounting to HK$5,723,000 has been capitalised and is included in the carrying value of the projects.

## Principal Subsidiaries, Associates and Jointly Controlled Entities

Particulars regarding the principal subsidiaries, associates and jointly controlled entities are shown on pages 80 to 82.

## Pre-emptive Rights

There are no provisions for pre-emptive rights under the Company's Bye-laws although there are no restrictions against such rights under the laws in Bermuda where the Company is incorporated.

## Purchase, Sale or Redemption of Securities

There was no purchase, sale or redemption of listed securities of the Company by the Company or any of its subsidiaries during the year.

## Directors

The Directors who held office during the year and up to the date of this report were:

***Executive Directors***

Dr. CHOW Yei Ching *(Chairman and Managing Director)*
Mr. KUOK Hoi Sang *(Deputy Managing Director)*
Mr. FUNG Pak Kwan
Mr. FUNG Wo Shun
Mr. KAN Ka Hon
Mr. WONG Kie Ngok, Alexander
Mr. TAM Kwok Wing

***Independent Non-Executive Directors***

Mr. Iain Leonard DALE
Mr. CHENG Ming Fun, Paul
Mr. WONG Wang Fat, Andrew *(Appointed on 1st April, 1999)*

In accordance with the Company's Bye-laws, Messrs FUNG Wo Shun, WONG Kie Ngok, Alexander and TAM Kwok Wing shall retire from office at the forthcoming Annual General Meeting and, being eligible, offer themselves for re-election. The Independent Non-Executive Directors are subject to the same retirement requirements as the Executive Directors.

## Directors' Interests in Contracts

Messrs CHOW Yei Ching, KUOK Hoi Sang, FUNG Pak Kwan, FUNG Wo Shun, KAN Ka Hon and TAM Kwok Wing are interested in certain contracts in that they are the Directors and/or have beneficial interests in CCHL and/or CITL. Details of these contracts are more fully disclosed in the section "Connected Transactions" below.

Save as aforementioned, no other contracts of significance to which the Company or any of its subsidiaries was a party and in which a director had a material interest subsisted at the end of the year or at any time during the year.

## Connected Transactions

I. The Group has from time to time conducted transactions with CCHL and CITL which are the "connected persons" for the purposes of the Rules Governing the Listing of Securities ("the Listing Rules") on the Stock Exchange. The Stock Exchange has granted waivers on 31st January, 1996 and 2nd April, 1997 to the Company from strict compliance with the requirements stipulated in Chapter 14 of the Listing Rules on connected transactions. Pursuant to the waivers, details of the following connected transactions which have been entered into between certain subsidiaries of CCHL, CITL and the Group in the ordinary and usual course of business are not required to be disclosed by press notice and/or circular nor is the Company required to obtain prior independent shareholders' approval on each occasion when they arise:

1. An agreement was made between CCHL and the Company whereby CCHL group may source supply of lifts and escalators, air conditioning systems, electrical and mechanical systems, building materials and equipment and related installation services from the various subsidiaries of the Company from time to time on normal commercial terms. Chevalier (HK) Limited ("CHK"), a wholly-owned subsidiary of the Company, had entered into the following connected transaction as within the meaning of the Listing Rules with Chevalier (Construction) Company Limited ("CCCL"), a subsidiary of CCHL:

| Main contractor | Nature of transaction | Sub-contractor | Estimated contract value HK$ | Interest attributable to CCHL group % |
|---|---|---|---|---|
| CCCL | Electrical installation | CHK | 9,893,000 | 99.67 |

Sales and progress receipts during the year ended 31st March, 2000 in respect of the above contract amounted to approximately HK$6,899,000.

2. The Company had entered into an administrative service agreement with CCHL under which the Company would provide accounting, treasury, electronic data processing, company secretarial and personnel management services to CCHL group at a management fee calculated based on 0.3% of CCHL group's annual turnover. Management fee paid by CCHL to the Company during the year ended 31st March, 2000 amounted to HK$7,172,000.

## Connected Transactions (continued)

3. The following premises were leased to CCHL group and CITL group from the wholly-owned subsidiaries of the Company at commercial rates:

| Landlord | Property (usage) | Tenant | Rental for the year HK$ |
|---|---|---|---|
| Union Pearl Development Limited | Portion of Chevalier Commercial Centre (office) | CITL | 2,665,000 |
| | | CCHL | 2,127,000 |
| Winfield Development Limited | Portion of Chevalier Warehouse Building (warehouse) | CITL | 100,000 |
| | | CCHL | 163,000 |
| Peak Gain Limited | Portion of Chevalier Engineering Service Centre (office/warehouse) | CITL | 9,356,000 |
| | | CCHL | 439,000 |
| Futex Development Limited | Regent Villa (resort) | CITL | 160,000 |
| | | CCHL | 160,000 |

During the year, rentals amounting to approximately HK$2,889,000 and HK$12,281,000 were paid to the Group by CCHL group and CITL group respectively.

II. On 14th September, 1999, the Company requested CDIL to put forward a privatization proposal to the shareholder of CDIL other than its parent company ("Scheme Shareholders") by way of a scheme of arrangement ("the Scheme"). Under the Scheme, the Company proposed that all shares held by the Scheme Shareholders were cancelled in exchange for HK$0.94 in cash. The Scheme was completed on 10th December, 1999. Listing of CDIL shares was withdrawn from the Stock Exchange on 14th December, 1999. Thereafter, CDIL became a wholly-owned subsidiary of the Company.

III. On 7th May, 1999, the Company entered into the Agreement with Pioneer Ford Development Limited for the capital reorganisation of Golden Forum Limited, to dispose of all its interest in a PSPS project at Shau Kei Wan Inland Lot No. 839, Aldrich Bay Reclamation, for a consideration of HK$105,672,000. After the disposal, the net proceeds of approximately HK$104 million were used to reduce bank loans and for general working capital purposes. The disposal offered the Company an opportunity to realise its investment and gain a good return from the project at its early development stage, with no risk and no further funding obligations.

## Connected Transactions (continued)

The Independent Non-Executive Directors of the Company confirm that the aforesaid connected transactions conducted by the Group during the year ended 31st March, 2000 were:

(i) in the ordinary and usual course of the Group's business;
(ii) on normal commercial terms or on terms no less favourable than terms available to/from independent third parties;
(iii) fair and reasonable so far as the shareholders of the Company are concerned; and
(iv) within the relevant amounts as stipulated under the relevant waivers.

## Directors' Interests in Shares and Options

As at 31st March, 2000, the interests of the Directors in the share capital and options of the Company and its associated corporations within the meaning of the Securities (Disclosure of Interests) Ordinance ("the SDI Ordinance") which have been notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies or which are required pursuant to Section 29 of the SDI Ordinance to be entered in the register referred to therein are as follows:

### *(a) Interests in the Company*

*(i) Shares*

| | Number of ordinary shares | | |
|---|---|---|---|
| **Directors** | **Personal interest** | **Family interest** | **Total** |
| CHOW Yei Ching | 571,711,235* | – | 571,711,235 |
| KUOK Hoi Sang | 491,083 | – | 491,083 |
| FUNG Pak Kwan | 456,450 | – | 456,450 |
| KAN Ka Hon | 145,200 | – | 145,200 |
| TAM Kwok Wing | 845,078 | 162,365 | 1,007,443 |
| Iain Leonard DALE | 42,016 | – | 42,016 |

* *Dr. CHOW Yei Ching beneficially owned 571,711,235 shares in the Company, representing in aggregate approximately 49.05% of the issued share capital of the Company. These shares were duplicated in the paragraph "Substantial Shareholder" below.*

## Directors' Interests in Shares and Options (continued)

### *(a) Interests in the Company (continued)*

*(ii) Share options*

| Directors | Date granted | Period during which options are exercisable | Consideration paid for options granted | Price per share to be paid upon exercise of options | Number of shares issued upon exercise of options during the year | Number of shares to be issued upon exercise of the remaining options |
|---|---|---|---|---|---|---|
| | | | HK$ | HK$ | | |
| CHOW Yei Ching | 04/02/1998 | 03/09/1998 – 02/09/2001 | 1 | 0.5376 | - | 18,000,000 |
| | 17/12/1999 | 30/06/2000 – 29/06/2003 | 1 | 0.4880 | - | 8,450,000 |
| KUOK Hoi Sang | 04/02/1998 | 03/09/1998 – 02/09/2001 | 1 | 0.5376 | - | 10,000,000 |
| | 17/12/1999 | 30/06/2000 – 29/06/2003 | 1 | 0.4880 | - | 5,350,000 |
| FUNG Pak Kwan | 04/02/1998 | 03/09/1998 – 02/09/2001 | 1 | 0.5376 | - | 8,000,000 |
| | 17/12/1999 | 30/06/2000 – 29/06/2003 | 1 | 0.4880 | - | 5,350,000 |
| FUNG Wo Shun | 04/02/1998 | 03/09/1998 – 02/09/2001 | 1 | 0.5376 | - | 2,200,000 |
| KAN Ka Hon | 04/02/1998 | 04/09/1998 – 03/09/2001 | 1 | 0.5376 | - | 2,200,000 |
| | 17/12/1999 | 30/06/2000 – 29/06/2003 | 1 | 0.4880 | - | 5,000,000 |
| WONG Kie Ngok, Alexander | 04/02/1998 | 04/09/1998 – 03/09/2001 | 1 | 0.5376 | - | 1,200,000 |
| | 17/12/1999 | 30/06/2000 – 29/06/2003 | 1 | 0.4880 | - | 5,000,000 |
| TAM Kwok Wing | 04/02/1998 | 04/09/1998 – 03/09/2001 | 1 | 0.5376 | - | 1,700,000 |
| | 17/12/1999 | 30/06/2000 – 29/06/2003 | 1 | 0.4880 | - | 5,000,000 |

Details of the share options are set out in note 29 to the financial statements.

## Directors' Interests in Shares and Options (continued)

### *(b) Interests in Associated Corporations*

*(i) Shares*

| Directors | Associated corporations | Number of ordinary shares | | | |
|---|---|---|---|---|---|
| | | Personal interest | Corporate interest | Family interest | Total |
| CHOW Yei Ching | CITL | 32,000,000 | 510,750,666* | – | 542,750,666 |
| | CSHL | 4,375,000 | 80,000,000* | – | 84,375,000 |
| | CCHL | 41,036,489 | 85,417,444* | – | 126,453,933 |
| KUOK Hoi Sang | CITL | 12,000,000 | – | – | 12,000,000 |
| | CCHL | 1,326,437 | – | – | 1,326,437 |
| FUNG Pak Kwan | CITL | 12,900,000 | – | – | 12,900,000 |
| FUNG Wo Shun | CITL | 300,000 | – | – | 300,000 |
| | CCHL | 295,600 | – | – | 295,600 |
| KAN Ka Hon | CITL | 2,256,000 | – | – | 2,256,000 |
| TAM Kwok Wing | CITL | 2,000,000 | – | 52,000 | 2,052,000 |
| | CCHL | 625,796 | – | 7,142 | 632,938 |

* *Dr. CHOW Yei Ching had notified CITL, CSHL and CCHL that he was deemed to be interested in 510,750,666 shares in CITL, 80,000,000 shares in CSHL and 85,417,444 shares in CCHL under the SDI Ordinance as the said shares were held by the Company in which Dr. Chow beneficially owned 571,711,235 shares in the Company, representing in aggregate approximately 49.05% of the issued share capital of the Company.*

## Directors' Interests in Shares and Options (continued)

### (b) Interests in Associated Corporations *(continued)*

*(ii) Share options*

| Directors | Associated corporations | Date granted | Period during which options are exercisable | Consideration paid for options granted | Price per share to be paid upon exercise of options | Number of shares issued upon exercise of options during the year | Number of shares to be issued upon exercise of the remaining options |
|---|---|---|---|---|---|---|---|
| | | | | HK$ | HK$ | | |
| CHOW Yei Ching | CITL | 04/02/1998 | 03/09/1998 - 02/09/2001 | 1 | 0.3376 | - | 14,000,000 |
| | | 17/12/1999 | 30/06/2000 - 29/06/2003 | 1 | 0.4640 | - | 7,000,000 |
| | CCHL | 04/02/1998 | 03/09/1998 - 02/09/2001 | 1 | 0.3248 | - | 4,400,000 |
| KUOK Hoi Sang | CITL | 04/02/1998 | 03/09/1998 - 02/09/2001 | 1 | 0.3376 | 7,000,000 | 4,300,000 |
| | | 17/12/1999 | 30/06/2000 - 29/06/2003 | 1 | 0.4640 | - | 5,000,000 |
| | CCHL | 04/02/1998 | 03/09/1998 - 02/09/2001 | 1 | 0.3248 | - | 4,000,000 |
| FUNG Pak Kwan | CITL | 04/02/1998 | 03/09/1998 - 02/09/2001 | 1 | 0.3376 | 10,300,000 | 3,000,000 |
| | | 17/12/1999 | 30/06/2000 - 29/06/2003 | 1 | 0.4640 | - | 6,550,000 |
| FUNG Wo Shun | CITL | 04/02/1998 | 03/09/1998 - 02/09/2001 | 1 | 0.3376 | - | 2,300,000 |
| KAN Ka Hon | CITL | 04/02/1998 | 04/09/1998 - 03/09/2001 | 1 | 0.3376 | 2,300,000 | - |
| | | 17/12/1999 | 30/06/2000 - 29/06/2003 | 1 | 0.4640 | - | 5,000,000 |

Save as disclosed above, as at 31st March, 2000, none of the Directors of the Company nor their spouses or children or step children under the age of 18 years had or were deemed pursuant to Section 28 of the SDI Ordinance or under Section 31 or Part 1 of the Schedule to the SDI Ordinance to have any interest in the securities of the Company or any of its associated corporations (within the meaning of the SDI Ordinance).

## Directors' Service Contracts

No Director offering for re-election at the forthcoming Annual General Meeting has a service contract with the Company which is not determinable by the Company within one year without payment of compensation (other than statutory compensation).

## Management Contracts

No contracts of significance concerning the management and administration of the whole or any substantial part of the business of the Company or any of its subsidiaries were entered into or subsisted during the year.

## Directors' Biographies

### *Executive Directors*

Dr. CHOW Yei Ching, Chairman and Managing Director, aged 65, is the founder of the Chevalier Group and is the Chairman of CITL, CCHL and CSHL. He is also the Non-Executive Director of Van Shung Chong Holdings Limited, United Chinese Bank Limited and Television Broadcasts Limited. He was awarded Officer of the Most Excellent Order of the British Empire by Her Majesty, Queen Elizabeth II in 1991 and made Officer in the Order of the Crown by His Majesty, the King of the Belgians in 1993 and further made Officier de l'Ordre National du Mérite of the French Republic in 1996. Dr. Chow was also awarded The Order of the Sacred Treasure, Gold Rays with Rosette by His Majesty, the Emperor of Japan in 1998. Dr. Chow was appointed as member of Chinese People's Political Consultative Conference, Shanghai, The Selection Committee for the First Government of the HKSAR of the Mainland and 2006 Asian Games Bid Committee. In addition, Dr. Chow was awarded an Honorary Doctor Degree in Business Administration from The Hong Kong Polytechnic University in 1995 and an Honorary Degree of Doctor in Laws from The University of Hong Kong in 1997.

Mr. KUOK Hoi Sang, Deputy Managing Director, aged 50, joined the Chevalier Group in 1972 and is the Director of CITL and CSHL and Vice Chairman of CCHL. He is also the President of The Lift and Escalator Contractors Association in Hong Kong, Vice-Chairman of the Hong Kong – China Branch of The International Association of Elevator Engineers and a Registered Lift and Escalator Engineer in Hong Kong. He was appointed as member of Chinese People's Political Consultative Conference, Guangzhou. Mr. Kuok has extensive experience in business development and is responsible for the strategic planning and management of the operations of lifts and escalators, building construction, building materials and supplies, aluminium works, electrical and mechanical services, civil engineering, property development as well as investment projects of the Group.

Mr. FUNG Pak Kwan, Director, aged 49, joined the Chevalier Group in 1974 and is the Managing Director of CITL and Director of CSHL. Mr. Fung is responsible for the Chevalier Group's strategic planning and management of operations of subsidiaries which focus on a wide range of voice and data communication equipment and services, system integrated IT solutions as well as the sale and distribution of mobile phones, business machines, computer systems and equipment, telephone systems and relevant after-sales services. He also actively involves in the planning of property investment and development projects, environmental engineering, automobile and hotel business in North America of the Group.

## Directors' Biographies (continued)

***Executive Directors** (continued)*

Mr. FUNG Wo Shun, Director, aged 52, joined the Chevalier Group in 1970 and is the Director of CITL. Mr. Fung takes an active role in the management of the insurance business, finance and leasing business as well as business development of the Group.

Mr. KAN Ka Hon, Director and Company Secretary, aged 49, joined the Chevalier Group in 1986 and is the Director and Company Secretary of CITL and Company Secretary of CCHL. He is also the Non-Executive Director of Victory City International Holdings Limited. He is responsible for management of the Chevalier Group's accounting and treasury, corporate finance, company secretarial and electronic data processing activities. Mr. Kan holds a Bachelor Degree in Science from The University of Hong Kong and is a fellow member of The Association of Chartered Certified Accountants in U.K. and a member of Hong Kong Society of Accountants.

Mr. WONG Kie Ngok, Alexander, Director, aged 71, joined the Chevalier Group in 1989. He is responsible for the internal audit and project development of the Chevalier Group. Mr. Wong is a member of Australian Society of Certified Public Accountants, a fellow member of The Hong Kong Society of Accountants and a fellow member of The Taxation Institute of Hong Kong.



Mr. TAM Kwok Wing, Director, aged 39, joined the Chevalier Group in 1986. Apart from his participation in running the insurance underwriting together with property development and property management divisions, he is also responsible for legal affairs, general administration, human resources management, public relations and travel agency business of the Chevalier Group. Mr. Tam holds a Bachelor Degree in Laws from the Beijing University of the PRC and a Master of Arts Degree from the City University of Hong Kong. He is also fellow members of the Chartered Institute of Arbitrators, the Institute of Chartered Secretaries and Administrators in U.K. and the Hong Kong Institute of Company Secretaries.

***Independent Non-Executive Directors***

Mr. Iain Leonard DALE, aged 60, was appointed to the Board in 1992. Mr. Dale is the Chairman of Henderson TR Pacific Investment Trust plc, and a Director of Vislink plc and Bowman Power Ltd. He is a member of the U.K. Foreign and Commonwealth Office Business Panel and, in November 1997, he was appointed an Ambassador for British Business. He also chairs the British Council's BOND Scheme, which places overseas business people in U.K. industry. He was previously Chairman of Dale Electric International plc, the power equipment group, and chaired both the South East Asian Trade Advisory Group and Southern Asian Advisory Group for the British Government. He is a former member of the British Overseas Trade Board (BOTB).

## Directors' Biographies (continued)

***Independent Non-Executive Directors** (continued)*

Mr. CHENG Ming Fun, Paul, aged 63, was appointed to the Board in 1998. Mr. Cheng is a founding partner of China Key Consultants Ltd. A former Legislative Councillor, he was also Chairman of Inchcape Pacific Limited and N M Rothschild & Sons (Hong Kong) Limited. He holds a number of non-executive directorships with listed companies in both Hong Kong and United Kingdom. An adjunct professor of Management of Organizations at the Hong Kong University of Science and Technology, Mr. Cheng is also a member of the Court of the University.

Mr. WONG Wang Fat, Andrew, aged 56, was appointed to the Board in 1999. Mr. Wong has been an elected member of the Legislative Council since 1985. He has been lecturing at The Chinese University of Hong Kong since 1970 and is currently Honorary Professor of Government and Public Administration. He is also a Non-Executive Director of New Island Printing Holdings Limited and Honorary President of the Hong Kong Corrugated Paper Manufacturers Association. Mr. Wong holds a Bachelor of Arts (Honours) degree in literature from the University of Hong Kong and a Master of Public Administration degree from the Syracuse University, U.S.A.



## Retirement Schemes

The Company and its Hong Kong subsidiaries are participating companies in the Chevalier Group Staff Provident Fund Scheme which is a defined contribution retirement scheme for its eligible employees. Certain of the Company's overseas subsidiaries contribute to their local government's central pension plans for their employees. Contributions to these schemes are made by both the employers and the employees at the rate of 3.5% to 20% on the employees' salaries. The Group's total contributions to these schemes charged to the consolidated income statement during the year amounted to HK$17,144,000 against which the forfeited contributions amounting to HK$3,222,000 have been deducted. There were forfeited contributions amounting to HK$1,332,000 available at the year end date for the reduction of future employer's contributions.

## Substantial Shareholder

As at 31st March, 2000, the only substantial shareholder of the Company was Dr. CHOW Yei Ching who held 571,711,235 shares representing approximately 49.05% of the issued share capital of the Company as recorded in the registers required to be kept under Section 16(1) of the SDI Ordinance.

Save as disclosed above, there were no parties whom were known to the Directors to be the registered holders or have any interest or right to subscribe for 10% or more of the issued share capital of the Company.

### Arrangement for Acquisition of Shares or Debentures

Except for the share option scheme adopted by the Company and the share options granted to the directors, at no time during the year was the Company or any of its subsidiaries a party to any arrangement to enable the directors of the Company to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate.

### Year 2000 Issue

The Group has made a successful transition to the year 2000. All Year 2000 compliance activities were completed as scheduled and all of the Group's electronic systems have been fully Year 2000 compliant.

### Code of Best Practice

In the opinion of the Directors, the Company has complied throughout the year with the guidelines for the Code of Best Practice as set out in Appendix 14 of the Listing Rules on the Stock Exchange except that the Independent Non-Executive Directors are not appointed for a specific term. However, they are subject to retirement by rotation and re-election at each annual general meeting in accordance with the Bye-laws of the Company.

### Auditors

The financial statements for the year have been audited by Messrs Deloitte Touche Tohmatsu who retire and, being eligible, offer themselves for re-appointment.

On behalf of the Board

**Chow Yei Ching**
*Chairman and Managing Director*

Hong Kong, 28th July, 2000

# 德勤·關黃陳方會計師行

Certified Public Accountants
26/F, Wing On Centre
111 Connaught Road Central
Hong Kong

香港中環干諾道中111號
永安中心26樓

**Deloitte Touche Tohmatsu**

TO THE MEMBERS OF CHEVALIER INTERNATIONAL HOLDINGS LIMITED
*(Incorporated in Bermuda with limited liability)*

We have audited the financial statements on pages 31 to 81 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

## Respective responsibilities of directors and auditors

The Company's directors are responsible for the preparation of financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those statements and to report our opinion to you.

## Basis of opinion

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

## Opinion

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and the Group as at 31st March, 2000 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

**DELOITTE TOUCHE TOHMATSU**
*Certified Public Accountants*

Hong Kong, 28th July, 2000

# CONSOLIDATED
## INCOME STATEMENT
For the year ended 31st March, 2000

| | Note | 2000 HK$'000 | 1999 HK$'000 |
|---|---|---|---|
| Turnover | 4 | **4,289,547** | 11,648,400 |
| Cost of sales | | **(3,553,537)** | (10,906,140) |
| Gross profit | | **736,010** | 742,260 |
| Other revenue | 5 | **132,084** | 58,648 |
| Distribution costs | | **(279,161)** | (302,150) |
| Administrative expenses | | **(122,069)** | (131,876) |
| Other operating expenses | 6 | **(37,347)** | (25,378) |
| Profit from operations | 7 | **429,517** | 341,504 |
| Finance costs | 8 | **(51,804)** | (155,315) |
| Share of results of associates | | **623** | 37,986 |
| Share of results of jointly controlled entities | | **375** | 22 |
| Profit before taxation | | **378,711** | 224,197 |
| Taxation | 9 | **(80,359)** | (47,917) |
| Profit before minority interests | | **298,352** | 176,280 |
| Minority interests | | **(23,663)** | (23,669) |
| Net profit for the year | 10 | **274,689** | 152,611 |
| Dividends | 11 | **(91,886)** | (55,220) |
| Profit for the year, retained | | **182,803** | 97,391 |
| Earnings per share | 12 | | |
| Basic | | **24 cents** | 15 cents |
| Diluted | | **24 cents** | 14 cents |

# BALANCE SHEET

As at 31st March, 2000

| | Note | 2000 HK$'000 | 1999 HK$'000 |
|---|---|---|---|
| **Non-current assets** | | | |
| Investment properties | 13 | **410,958** | 199,754 |
| Property, plant and equipment | 14 | **880,400** | 330,972 |
| Properties under development | 15 | **6,279** | - |
| Subsidiary not consolidated | 17 | **-** | 510 |
| Interests in associates | 18 | **82,237** | 375,076 |
| Interests in jointly controlled entities | 19 | **3,452** | 8,442 |
| Investments in securities | 20 | **35,536** | 44,727 |
| Club debenture | | **1,869** | 1,869 |
| | | **1,420,731** | 961,350 |
| **Current assets** | | | |
| Inventories | 21 | **264,142** | 277,449 |
| Properties for sale | 22 | **1,163,495** | 872,623 |
| Debtors, deposits and prepayments | | **1,127,242** | 2,132,402 |
| Amounts due from subsidiary not consolidated | | **-** | 595 |
| Amounts due from associates | | **-** | 4,684 |
| Amounts due from jointly controlled entities | | **39,742** | 12,262 |
| Amounts due from customers for contract work | 23 | **148,931** | 218,770 |
| Dividends receivable from associates | | **1,710** | 7,057 |
| Investments in securities | 20 | **95,370** | 9,328 |
| Other short-term unlisted investments | | **38,364** | 296 |
| Cash held by stakeholders | | **-** | 255,057 |
| Cash and bank balances | | **607,033** | 889,901 |
| | | **3,486,029** | 4,680,424 |
| **Current liabilities** | | | |
| Creditors, deposits and accruals | 24 | **866,344** | 928,068 |
| Construction costs payable | | **249,362** | 308,186 |
| Amounts due to associates | | **42** | 104 |
| Amounts due to jointly controlled entities | | **19,032** | - |
| Amounts due to customers for contract work | 23 | **75,294** | 70,151 |
| Bills payable | | **129,374** | 191,175 |
| Obligations under finance leases, due within one year | | **116** | 108 |
| Sales deposits received | | **-** | 10,049 |
| Deferred income | | **39,014** | 37,846 |
| Provision for taxation | | **60,980** | 28,566 |
| Proposed dividends | | **58,283** | 33,455 |
| Bank loans, due within one year | | **263,646** | 79,946 |
| Other loans, due within one year | | **3,278** | 296 |
| Short-term bank loans and overdrafts | | **479,389** | 1,825,245 |
| | | **2,244,154** | 3,513,195 |
| **Net current assets** | | **1,241,875** | 1,167,229 |
| **Non-current liabilities** | | | |
| Bank loans | 25 | **233,464** | 83,890 |
| Other loans | 26 | **22,222** | 670 |
| Obligations under finance leases | 27 | **45** | 160 |
| Deferred taxation | 28 | **180** | 1,095 |
| | | **255,911** | 85,815 |
| **Minority interests** | | **364,382** | 294,950 |
| | | **2,042,313** | 1,747,814 |
| **Capital and reserves** | | | |
| Share capital | 29 | **291,413** | 278,795 |
| Reserves | 30 | **1,750,900** | 1,469,019 |
| | | **2,042,313** | 1,747,814 |

The financial statements on pages 31 to 81 were approved by the Board of Directors on 28th July, 2000 and are signed on its behalf by:

**KUOK Hoi Sang**
*DIRECTOR*

**FUNG Pak Kwan**
*DIRECTOR*

# BALANCE SHEET

As at 31st March, 2000

| | Note | 2000 HK$'000 | 1999 HK$'000 |
|---|---|---|---|
| Non-current assets | | | |
| Interests in subsidiaries | 16 | **1,588,448** | 1,080,463 |
| Interests in associates | 18 | **23,438** | 70,069 |
| Investments in securities | 20 | **13,178** | 6,007 |
| Club debenture | | **599** | 599 |
| | | **1,625,663** | 1,157,138 |
| Current assets | | | |
| Debtors, deposits and prepayments | | **3,818** | 22,282 |
| Amounts due from subsidiaries | | **656,706** | 1,419,812 |
| Amounts due from associates | | **–** | 4,684 |
| Dividends receivable from subsidiaries | | **11,515** | 11,118 |
| Dividends receivable from associates | | **–** | 6,758 |
| Investments in securities | 20 | **54,939** | – |
| Cash and bank balances | | **67,365** | 143,345 |
| | | **794,343** | 1,607,999 |
| Current liabilities | | | |
| Creditors, deposits and accruals | | **5,097** | 3,772 |
| Amounts due to subsidiaries | | **755,817** | 985,599 |
| Amounts due to associates | | **26** | 26 |
| Provision for taxation | | **13,052** | 574 |
| Proposed dividends | | **58,283** | 33,455 |
| Bank loans due within one year | | **7,920** | 6,960 |
| Short-term bank loans and overdrafts | | **275,993** | 353,902 |
| | | **1,116,188** | 1,384,288 |
| Net current (liabilities) assets | | **(321,845)** | 223,711 |
| Non-current liabilities | | | |
| Bank loans | 25 | **20,026** | 43,040 |
| | | **1,283,792** | 1,337,809 |
| Capital and reserves | | | |
| Share capital | 29 | **291,413** | 278,795 |
| Reserves | 30 | **992,379** | 1,059,014 |
| | | **1,283,792** | 1,337,809 |

**KUOK Hoi Sang**
*DIRECTOR*

**FUNG Pak Kwan**
*DIRECTOR*

# CONSOLIDATED
## STATEMENT OF RECOGNISED GAINS AND LOSSES

For the year ended 31st March, 2000

| | 2000 HK$'000 | 1999 HK$'000 |
|---|---|---|
| Revaluation surplus (deficit) on investment properties | **30,726** | (39,886) |
| Revaluation surplus (deficit) on properties for own use | **62,123** | (4,651) |
| Exchange difference arising on translation of overseas operations | **2,449** | (10,437) |
| Net gains (losses) not recognised in the income statement | **95,298** | (54,974) |
| Profit for the year | **274,689** | 152,611 |
| Total recognised gains and losses | **369,987** | 97,637 |
| Goodwill arising on acquisition of additional interests in subsidiaries and associates eliminated directly against reserve | **(3,180)** | – |
| Decrease in reserves due to dilution of the Group's interest in subsidiaries | **(1,904)** | – |
| | **364,903** | 97,637 |

# CONSOLIDATED CASH FLOW STATEMENT

For the year ended 31st March, 2000

| | Note | 2000 HK$'000 | 1999 HK$'000 |
|---|---|---|---|
| Net cash inflow from operating activities | 31 | 1,215,802 | 5,813,464 |
| Returns on investments and servicing of finance | | | |
| Dividends paid | | (38,527) | (28,595) |
| Dividends received from associates | | 7,017 | 231,289 |
| Dividends received from jointly controlled entities | | 5,000 | 10,000 |
| Dividends paid to minority shareholders of subsidiaries | | (20,553) | (18,116) |
| Dividends received from investments in securities | | 1,144 | 1,266 |
| Interest received | | 41,419 | 24,326 |
| Interest paid | | (65,163) | (457,067) |
| Interest element of finance leases | | (16) | (6) |
| Net cash outflow from returns on investments and servicing of finance | | (69,679) | (236,903) |
| Taxation | | | |
| Profits tax paid | | (56,600) | (44,902) |
| Investing activities | | | |
| Purchase of investment properties | | – | (331) |
| Purchase of property, plant and equipment | | (22,588) | (77,483) |
| Disposal of property, plant and equipment | | 3,284 | 2,701 |
| Purchase of additional interest in subsidiaries | | (8,303) | (510) |
| Purchase of subsidiaries | 32 | (351,997) | – |
| Disposal of subsidiaries | 33 | (423) | – |
| Disposal of a property project | | 96,138 | – |
| Purchase of additional interest in associates | | (7) | – |
| Advance from a former subsidiary | | 278 | – |
| Repayments by (advance to) subsidiary not consolidated | | 595 | (589) |
| Repayments by (advance to) associates | | 4,622 | (35) |
| Advance to jointly controlled entities | | (910) | (2,743) |
| Withdrawals (deposits) with stakeholders | | 255,057 | (21,211) |
| Withdrawals (deposits) of fixed deposits with maturity date beyond three months | | 178,813 | (178,645) |
| Net cash inflow (outflow) from investing activities | | 154,559 | (278,846) |
| Net cash inflow before financing | | 1,244,082 | 5,252,813 |
| Financing | 34 | | |
| New bank and other loans | | 208,234 | 554,412 |
| Repayment of bank and other loans | | (1,615,379) | (5,546,212) |
| Contribution by (repayment to) minority shareholders of subsidiaries | | 9,520 | (1,504) |
| Issue of new shares | | 705 | – |
| Share issue expenses | | (22) | (10) |
| Capital repayment of finance leases | | (108) | (65) |
| Net cash outflow from financing | | (1,397,050) | (4,993,379) |
| Net (decrease) increase in cash and cash equivalents | | (152,968) | 259,434 |
| Cash and cash equivalents at 1st April | | 445,581 | 189,856 |
| Effect of changes in foreign exchange rates | | 786 | (3,709) |
| Cash and cash equivalents at 31st March | 35 | 293,399 | 445,581 |

1. GENERAL

The Company was incorporated in Bermuda as an exempted company with limited liability and its shares are listed on The Stock Exchange of Hong Kong Limited.

The principal activities of the Group are the marketing, installation and maintenance of lifts and escalators, air-conditioning systems, electrical and mechanical systems, power equipment and industrial equipment and environmental engineering equipment; supply and installation of building materials and equipment; sales, servicing and leasing of motor vehicles; trading; investment holding; property development and investment; telecommunication, paging services, IT and network solution and technical and maintenance services; sales of computer equipment and office equipment and leasing of equipment; provision of building management, hotel and travel agency services; securities trading and insurance business.

2. ADOPTION OF STATEMENTS OF STANDARD ACCOUNTING PRACTICE

In the current year, the Group has adopted, for the first time, the following Statements of Standard Accounting Practice ("SSAP(s)") issued by the Hong Kong Society of Accountants:

| | |
|---|---|
| SSAP 1 (Revised) | Presentation of financial statements |
| SSAP 2 (Revised) | Net profit or loss for the period, fundamental errors and changes in accounting policies |
| SSAP 10 (Revised) | Accounting for investments in associates |
| SSAP 24 | Accounting for investments in securities |

Revised SSAPs 1 and 2 are concerned with the presentation and disclosure of financial information. The presentation in the current year's financial statements has been modified in order to conform with the requirements of those standards. Comparative amounts have been restated in order to achieve a consistent presentation.

In particular:

- additional analyses of income and expenditure have been presented;

- items of income and expense that were separately identified on the face of the income statement as "exceptional items" in the prior year have been reclassified within an appropriate income or cost classification;

- amounts owing to and by subsidiaries, associates and jointly controlled entities which had previously been presented together with the Group's and the Company's investments in such enterprises have been reclassified as current and non-current assets and liabilities according to the nature of the transactions giving rise to the balances; and

## 2. ADOPTION OF STATEMENTS OF STANDARD ACCOUNTING PRACTICE

(continued)

- certain current/non-current assets/liabilities have been reclassified as non-current/ current assets/liabilities in accordance with the definitions of revised SSAP 1.

In addition, the description of various components in the financial statements and the terminology used has been updated to reflect the terminology of the new Standards.

None of the amendments outlined above has affected the results for the current or prior periods.

The revision of SSAP 10 has not resulted in any significant changes to the accounting treatment adopted for associates and accordingly no prior period adjustment has been required. Disclosures presented have been modified to meet the requirements of the new standard.

SSAP 24 has introduced a new framework for the classification of investments in securities. In adopting SSAP 24, the Group has selected the benchmark treatment for securities other than held-to-maturity securities.

Under SSAP 24, investments in securities are now classified as held-to-maturity (carried at amortised cost less provision for irrecoverable amounts), investment securities (carried at cost less impairment) and other investments (carried at fair value, with valuation movements dealt with in the income statement). In prior years, the Group's investments were classified either as long-term (carried at cost less provision for permanent diminution in value) or short-term (carried at the lower of cost and net realisable value). The adoption of standard has no significant effect on the results and net assets for the prior year and accordingly, no prior year adjustment is made.

## 3. PRINCIPAL ACCOUNTING POLICIES

The financial statements have been prepared under the historical cost convention, as modified for the revaluation of certain properties and securities and in accordance with the accounting principles generally accepted in Hong Kong. The principal accounting policies adopted are as follows:

**(a) Basis of consolidation**

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries made up to 31st March each year and also incorporate the Group's interests in associates and jointly controlled entities on the basis set out in (d) and (e) below.

Where the Group holds more than half of the issued share capital of a subsidiary, but does not control the composition of the board of directors or equivalent governing body, the financial statements of that subsidiary are not consolidated because to do so would be misleading.

The results of subsidiaries, associates or jointly controlled entities acquired or disposed of during the year are included in the income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

All significant intercompany transactions and balances within the Group have been eliminated on consolidation.

**(b) Goodwill on consolidation**

Goodwill represents the excess of purchase consideration over the fair value ascribed to the Group's share of the separable net assets at the date of acquisition of subsidiaries, associates or jointly controlled entities and is written off to capital reserve immediately on acquisition and where the balance on this reserve is insufficient to cover the goodwill, in which case the excess of goodwill over the balance on the reserve is charged to the retained profits. Negative goodwill, which represents the excess of the fair value ascribed to the Group's share of the separable net assets at the date of acquisition of subsidiaries, associates or jointly controlled entities over the purchase consideration, is credited to reserves in the year of acquisition.

On the disposal of subsidiaries, associates or jointly controlled entities, the attributable amount of goodwill previously eliminated against or credited to reserves is included in the determination of the profit or loss on disposal of the subsidiaries, associates or jointly controlled entities.

3. PRINCIPAL ACCOUNTING POLICIES (continued)

**(c) Interests in subsidiaries**

A subsidiary is an enterprise in which the Company, directly or indirectly, holds more than half of the issued equity share capital, controls more than half of the voting power or where the Company controls the composition of its board of directors or equivalent governing body.

Investments in subsidiaries are included in the Company's balance sheet at cost, as reduced by any decline in the value of the subsidiary that is other than temporary.

**(d) Interests in associates**

An associate is an enterprise over which the Group is in a position to exercise significant influence, including participation in financial and operating policy decisions.

The consolidated income statement includes the Group's share of the post-acquisition results of its associates for the year. In the consolidated balance sheet, interests in associates are stated at the Group's share of the net assets of the associates.

When the Group transacts with its associates, unrealised profits and losses are eliminated to the extent of the Group's interest in the relevant associates, except where unrealised losses provide evidence of an impairment of the asset transferred.

The results of associates are accounted for by the Company on the basis of dividends received and receivable during the year. In the Company's balance sheet, investments in associates are stated at cost, as reduced by any decline in the value of the associates that is other than temporary.

**(e) Joint ventures**

A joint venture is a contractual arrangement whereby the Group and other parties undertake an economic activity which is subject to joint control and over which none of the participating parties has unilateral control.

*Jointly controlled assets*

Where a group company undertakes its activities under joint venture arrangements directly, constituted as jointly controlled assets, the Group's share of jointly controlled assets and any liabilities incurred jointly with other venturers are recognised in the financial statements of the relevant investing company and classified according to their nature. Liabilities and expenses incurred directly in respect of interests in jointly controlled assets are accounted for on an accrual basis.

3. PRINCIPAL ACCOUNTING POLICIES (continued)

**(e) Joint ventures** (continued)

*Jointly controlled assets (continued)*

Income from the sale or use of the Group's share of the output of jointly controlled assets, together with its share of joint venture expenses, are recognised when it is probable that the economic benefits associated with the transactions will flow to/from the Group.

*Jointly controlled entities*

Joint venture arrangements which involve the establishment of a separate entity in which each venturer has an interest are referred to as jointly controlled entities.

The Group's interests in jointly controlled entities are included in the consolidated balance sheet at the Group's share of the net assets of the jointly controlled entities plus the premium paid/less any discount on acquisition in so far as it has not already been written off or amortised. The Group's share of post-acquisition results of jointly controlled entities is included in the consolidated income statement.

When the Group transacts with its jointly controlled entities, unrealised profits and losses are eliminated to the extent of the Group's interest in the joint venture, except where unrealised losses provide evidence of an impairment of the asset transferred.

The Company's investments in jointly controlled entities are stated at cost, as reduced by any decline in value of the jointly controlled entity that is other than temporary. Results of jointly controlled entities are accounted for by the Company on the basis of dividends received and receivable.

**(f) Investments in securities**

Investments in securities are recognised on a trade-date basis and are initially measured at cost. At subsequent reporting dates, debt securities that the Group has the expressed intention and ability to hold to maturity (held-to-maturity debt securities) are measured at amortised cost less any impairment loss recognised to reflect irrecoverable amounts. The annual amortisation of any discount or premium on the acquisition of a held-to-maturity security is aggregated with other investment income receivable over the term of the instrument so that the revenue recognised in each period represents a constant yield on the investment.

Investments other than held-to-maturity debt securities are classified as investment securities and other investments.

Investment securities, which are securities held for an identified long-term strategic purpose, are measured at subsequent reporting dates at cost, as reduced by any impairment loss that is other than temporary.

Other investments are measured at fair value, with unrealised gains and losses included in income statement for the period.

3. PRINCIPAL ACCOUNTING POLICIES (continued)

**(g) Other short-term investments**

Options acquired for short-term investment purpose are carried at their market value at each balance sheet date, with unrealised gains and losses included in the income statement for the period.

**(h) Investment properties**

Investment properties are completed properties which are held for their investment potential, any rental income being negotiated at arm's length.

Investment properties are stated at their open market value and are revalued by independent professional valuers. Any revaluation increase or decrease arising on the revaluation of investment properties is credited or charged to the investment property revaluation reserve unless the balance of this reserve is insufficient to cover a revaluation decrease, in which case the excess of the revaluation decrease over the balance of the investment property revaluation reserve is charged to the income statement. Where a decrease has previously been charged to the income statement and a revaluation increase subsequently arises, this increase is credited to the income statement to the extent of the decrease previously charged.

On the disposal of an investment property, the balance on the investment property revaluation reserve attributable to that property is transferred to the income statement.

No depreciation is provided on investment properties except where the unexpired term of the relevant lease is 20 years or less.

**(i) Property, plant and equipment**

*(i) Hotel properties*

Hotel property and their internal fixed plant are stated at their revalued amount, being the fair value on the basis of their existing use at the date of revaluation less any subsequent accumulated depreciation. Revaluations are performed with sufficient regularity such that the carrying amount does not differ materially from that which would be determined using fair values at the balance sheet date. Any surplus arising on revaluation of such properties is credited to the revaluation reserve, except to the extent that it reverses a revaluation decrease of the same asset previously recognized as an expense. A decrease in net carrying amount arising on revaluation of an asset is charged to the income statement to the extent that it exceeds the balance, if any, on the revaluation reserve relating to a previous revaluation of that asset. Where a deficit has previously been charged to the income statement and a revaluation surplus subsequently arises, this surplus is credited to the income statement to the extent of the deficit previously charged. On the subsequent sale or retirement of a revalued asset, the attributable revaluation surplus is transferred to retained profits.

3. PRINCIPAL ACCOUNTING POLICIES (continued)

**(i) Property, plant and equipment** (continued)

*(i) Hotel properties (continued)*

Depreciation is provided on a straight-line basis on hotel properties over the remaining term of the relevant land lease.

*(ii) Other properties*

Properties held for own use are stated at their revalued amount, being the fair value on the basis of their existing use at the date of revaluation, less any subsequent accumulated depreciation. Revaluations are performed with sufficient regularity such that the carrying amount does not differ materially from that which would be determined using fair values at the balance sheet date. Any revaluation increase arising on revaluation of such properties is credited to the revaluation reserve, except to the extent that it reverses a revaluation decrease of the same asset previously recognised as an expense, in which case the increase is credited to the income statement to the extent of the decrease previously charged. A decrease in net carrying amount arising on the revaluation of an asset is dealt with as an expense to the extent that it exceeds the balance, if any, on the revaluation reserve relating to a previous revaluation of that asset. On the subsequent sale or retirement of a revalued asset, the attributable revaluation surplus is transferred to retained profits.

No depreciation is provided on freehold land. Depreciation is provided on leasehold land over the remaining term of the respective leases. Depreciation is provided on the cost of the buildings on a straight-line basis over their estimated useful lives of 20 to 50 years or the remaining terms of the respective leases, whichever is the shorter.

*(iii) Plant and equipment*

Plant and equipment are stated at cost less depreciation. The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to its present working condition and location for its intended use. Expenditure incurred after the assets have been put into operation, such as repairs and maintenance and overhaul costs, is normally charged to the income statement in the period in which it is incurred. In situations where it can be clearly demonstrated that the expenditure has resulted in an increase in the future economic benefits expected to be obtained from the use of the asset, the expenditure is capitalised as an additional cost of the asset.

3. PRINCIPAL ACCOUNTING POLICIES (continued)

**(i) Property, plant and equipment** (continued)

*(iii) Plant and equipment (continued)*

Depreciation is provided to write off the cost of plant and equipment over their estimated useful lives after taking into account their estimated residual value, on the reducing balance basis, at the following rates per annum:

| | Initial charge upon purchase | Annual charge |
|---|---|---|
| Computer equipment | 20% | 40% |
| Others | 20% | 20% |

Where the recoverable amount of an asset has declined below its carrying amount, the carrying amount is reduced to reflect the decline in value. In determining the recoverable amount of assets, expected future cash flows have not been discounted to their present values.



The gain or loss arising from disposal or retirement of an asset is determined as the difference between the sale proceeds and the carrying amount of the asset and is recognised in the income statement.

**(j) Properties for sale and under development**

Properties held for sale are stated at the lower of cost and net realisable value. Properties under development are stated at cost less provision for loss where appropriate.

Cost comprises the cost of acquisition of properties, construction costs, other direct costs and borrowing cost capitalised. Net realisable value is estimated by management based on prevailing market conditions or where a binding sales agreement is executed, by reference to the agreed selling prices.

**(k) Inventories**

Inventories are stated at the lower of cost and net realisable value. Cost, which comprises all costs of purchase and, where applicable, costs of conversion and other costs that have been incurred in bringing the inventories to their present location and condition, is calculated using the weighted average cost method. Net realisable value represents the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

3. PRINCIPAL ACCOUNTING POLICIES (continued)

(l) **Installation contracts**

When the outcome of a contract can be estimated reliably, contract costs are charged to the income statement by reference to the stage of completion of the contract activity at the balance sheet date, as measured by the value of work carried out during the year. When the outcome of a contract cannot be estimated reliably, contract costs are recognised as an expense in the period in which they are incurred. When it is probable that total contract costs will exceed total contract revenue, the expected loss is recognised as an expense immediately.

Contracts in progress at the balance sheet date are recorded in the balance sheet at the net amount of costs incurred plus recognised profits less recognised losses and progress billings, and are presented in the balance sheet as "Amounts due from customers for contract work" (as an asset) or "Amounts due to customers for contract work" (as a liability), where applicable. Amounts received before the related work is performed are included in the balance sheet as a liability. Amounts billed for work performed on a contract but not yet paid by the customers are included in the balance sheet under "Debtors, deposits and prepayments".

(m) **Revenue recognition**

When the outcome of an installation contract can be estimated reliably, revenue is recognised using the percentage of completion method, measured by reference to the value of work carried out during the period. When the outcome of a contract cannot be estimated reliably, revenue is recognised only to the extent of contract costs incurred that it is probable will be recoverable.

Income from properties developed for sale, where there are no pre-sales prior to completion of development, is recognised on the execution of a binding sales agreement or when the relevant occupation permit is issued by the Authorities, whichever is the later.

Income from properties pre-sold prior to completion of development is recognised according to the stage of completion and is calculated by reference to the development costs incurred to date as a proportion to the estimated total development costs.

3. PRINCIPAL ACCOUNTING POLICIES (continued)

**(m) Revenue recognition** (continued)

Income from property trading is recognised on the execution of a binding sales agreement.

Income from sale of goods is recognised when goods are delivered and title to the goods has passed to the customer. Revenue is arrived at after deduction of any sales returns and discounts.

Income from rendering of services is recognised at the time when services are rendered. Receipts in advance of provision of services are accounted for as deferred income.

Insurance agency commission is recognised on the effective commencement or renewal dates of the related policies.

Insurance premium is recognised as income when an insurance policy is accepted and the relevant debit note is issued by the Company.

Interest income from bank deposits is accrued on a time basis, by reference to the principal outstanding and at the interest rate applicable.

Dividend from investments is recognised when the shareholders' rights to receive payment has been established.

Income from sale of securities is recognised on a trade date basis.

Rental income and other earnings under operating leases are recognised on a straight-line basis over the terms of the respective leases.

**(n) Operating leases**

Leases where substantially all the rewards and risks of ownership of the assets remain with the lessors are accounted for as operating leases. Payments on assets leased by the Group and income on plant and equipment of the Group leased to third parties are dealt with in the income statement on a straight-line basis over the terms of the relevant lease.

3. PRINCIPAL ACCOUNTING POLICIES (continued)

**(o) Finance leases**

Leases are classified as finance leases when the terms of the lease transfer substantially all the risks and rewards of ownership of the assets concerned to the Group. Assets held under finance leases are capitalised at their fair values at the date of acquisition. The corresponding liability to the lessor, net of interest charges, is included in the balance sheet as a finance lease obligation. Finance costs, which represent the difference between the total leasing commitments and the fair value of the assets acquired, are charged to the income statement over the period of the relevant lease.

**(p) Borrowing costs**

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are capitalised as part of the cost of those assets. Capitalisation of such borrowing costs ceases when the assets are substantially ready for their intended use or sale. Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs capitalised.

**(q) Foreign currencies**

The accounting records of the Group, other than those companies not operating in Hong Kong, are maintained in Hong Kong dollars. Transactions denominated in foreign currencies during the year are translated into Hong Kong dollars at the rates of exchange ruling on the dates of transactions or on the contracted settlement date. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are re-translated into Hong Kong dollars at the rates of exchange ruling at that date. Profits and losses arising on exchange are dealt with in the income statement.

On consolidation, the financial statements of overseas subsidiaries, associates and jointly controlled entities are translated at the rates ruling at the balance sheet date. All exchange differences arising on consolidation are dealt with in the exchange fluctuation reserve.

**(r) Taxation**

The charge for taxation is based on the results for the year as adjusted for items which are non-assessable or disallowed. Timing differences arise from the recognition for tax purposes of certain items of income and expense in a different accounting period from that in which they are recognised in the financial statements. The tax effect of timing differences, computed using the liability method, is recognised as deferred taxation in the financial statements to the extent that it is probable that a liability or an asset will crystallise in the foreseeable future.

## 3. PRINCIPAL ACCOUNTING POLICIES (continued)

**(s) Cash equivalents**

Cash equivalents represent short-term highly liquid investments which are readily convertible into known amounts of cash and which were within three months of maturity when acquired, less advances from banks repayable within three months from the date of the advance.

## 4. TURNOVER

| | 2000<br>HK$'000 | 1999<br>HK$'000 |
|---|---|---|
| Turnover represents income arising from: | | |
| Marketing, installation and maintenance of lifts and escalators, air-conditioning systems, electrical and mechanical systems, power equipment and industrial equipment and environmental engineering equipment | **1,736,889** | 2,037,585 |
| Supply and installation of building materials and equipment | **565,024** | 841,882 |
| Sales, servicing and leasing of motor vehicles | **385,152** | 351,300 |
| Trading of general merchandise | **95,670** | 78,943 |
| Sale of properties | **215,313** | 7,189,203 |
| Property rental | **29,263** | 13,528 |
| Telecommunication, paging services, IT and network solution and technical and maintenance services | **520,653** | 484,590 |
| Sales of computer equipment, office equipment and leasing of equipment | **563,828** | 486,144 |
| Building management services | **19,821** | 15,705 |
| Securities trading | **91,721** | 109,308 |
| Hotel services | **38,052** | 22,498 |
| Insurance business | **16,498** | 4,008 |
| Travel agency services and others | **11,663** | 13,706 |
| | **4,289,547** | 11,648,400 |

## 5. OTHER REVENUE

| | 2000 HK$'000 | 1999 HK$'000 |
|---|---|---|
| Included in other revenue are: | | |
| Gain from disposal of a property project | **74,998** | – |
| Interest from bank and other deposits | **38,531** | 24,243 |
| Interest earned on investments in securities | **4,225** | 245 |
| Dividends received or receivable from listed securities | **1,144** | 1,266 |

## 6. OTHER OPERATING EXPENSES

| | 2000 HK$'000 | 1999 HK$'000 |
|---|---|---|
| Included in other operating expenses are: | | |
| Deficit on revaluation of properties for own use | **4,445** | 9,455 |
| Provision for bad and doubtful debts | **22,227** | 11,249 |

## 7. PROFIT FROM OPERATIONS

| | 2000 HK$'000 | 1999 HK$'000 |
|---|---|---|
| Profit from operations is arrived at after charging: | | |
| Depreciation on property, plant and equipment | | |
| Own assets | 46,346 | 32,157 |
| Assets held under finance leases | 63 | 67 |
| | 46,409 | 32,224 |
| Less: Amount capitalised to contract work | (99) | (211) |
| | 46,310 | 32,013 |
| Amortisation of investments | 623 | 1,511 |
| Cost of properties sold | 203,123 | 7,093,956 |
| Auditors' remuneration | 4,429 | 3,586 |
| Staff costs, including directors' emoluments *(Note a)* | 369,680 | 394,036 |
| Operating lease payments in respect of leasing of | | |
| premises | 99,876 | 83,874 |
| others | 696 | 718 |
| | 100,572 | 84,592 |
| Exchange loss | – | 8,487 |
| Loss on disposal of property, plant and equipment | 1,002 | 834 |
| Net realised loss and unrealised holding loss on trading securities | – | 19,204 |
| and crediting: | | |
| Gross rental income from properties | 29,261 | 13,528 |
| Less: Outgoings | (14,377) | (1,348) |
| Net rental income *(Note b)* | 14,884 | 12,180 |
| Net earnings from leasing of equipment | 395 | 411 |
| Exchange gain | 8,611 | – |
| Net realised gain and unrealised holding gain on trading securities | 21,247 | – |

*Notes:*

(a) Included in staff cost is an amount of HK$3,239,000 (1999: HK$6,331,000) in respect of redundancy payments made to staff.

(b) Included in rental income is an amount of HK$630,000 (1999: Nil) less expenses of HK$306,000 (1999: Nil) from jointly controlled assets.

## 8. FINANCE COSTS

| | 2000 HK$'000 | 1999 HK$'000 |
|---|---|---|
| Interest on bank loans, overdrafts and other loans wholly repayable within 5 years | **57,511** | 392,022 |
| Finance lease charges | **16** | 6 |
| | **57,527** | 392,028 |
| Less: Amount capitalised to properties under development and contract work | **(5,723)** | (236,713) |
| | **51,804** | 155,315 |

Borrowing costs capitalised are calculated by applying an average capitalisation rate of 8% (1999: 8%) to expenditures on qualifying assets.



## 9. TAXATION

| | 2000 HK$'000 | 1999 HK$'000 |
|---|---|---|
| Company and subsidiaries | | |
| Current year Profits Tax | | |
| Hong Kong | **64,755** | 36,115 |
| Overseas | **10,176** | 7,874 |
| Deferred taxation | | |
| Hong Kong | **(915)** | – |
| | **74,016** | 43,989 |
| Associates | | |
| Hong Kong | **4,607** | 1,664 |
| Jointly controlled entities | | |
| Hong Kong | **1,736** | 2,264 |
| | **80,359** | 47,917 |

Provision for Hong Kong profits tax is calculated at the rate of 16% (1999: 16%) on the estimated assessable profits less available tax relief for losses brought forward of each individual company.

Provision for overseas taxation is calculated based on the applicable local legislation on the estimated assessable profits.

Details of the potential deferred tax credit not provided for in the year are set out in note 28.

## 10. NET PROFIT FOR THE YEAR

Of the Group's net profit for the year, a profit of HK$8,515,000 (1999: HK$379,980,000) has been dealt with in the financial statements of the Company.

## 11. DIVIDENDS

| | 2000 HK$'000 | 1999 HK$'000 |
|---|---|---|
| Interim dividend paid HK$0.03 per share on 1,119,451,648 shares (1999: HK$0.02 per share on 1,088,235,548 shares) | **33,584** | 21,765 |
| Final dividend proposed HK$0.05 per share on 1,165,654,152 shares (1999: HK$0.03 per share on 1,115,181,107 shares) | **58,283** | 33,455 |
| Final dividend for prior year on additional shares issued before the closing of the register of members for the dividend | **19** | – |
| | **91,886** | 55,220 |

The amount of final dividend payable for the year ended 31st March, 2000 has been computed on the assumption that no grantees of share options will subscribe for shares prior to the record date for payment of dividend. Dividends payable would increase by approximately HK$5,201,000 if all grantees of share options exercised their rights to subscribe for shares before the closing of register of members for the current year's final dividend.

Shareholders have an option to receive new shares of the Company in lieu of cash for the interim and final dividend.

## 12. EARNINGS PER SHARE

The calculation of the basic and diluted earnings per share is based on the following data:

| | 2000 | 1999 |
|---|---|---|
| | HK$'000 | HK$'000 |
| Earnings for the purpose of basic earnings per share | **274,689** | 152,611 |
| Earnings for the purpose of diluted earnings per share | **274,361** | 152,611 |
| | '000 | '000 |
| Weighted average number of ordinary shares for the purpose of basic earnings per share | **1,122,435** | 1,052,253 |
| Effect of dilutive potential ordinary shares: | | |
| Share options *(Note)* | **9,387** | 3,636 |
| Weighted average number of ordinary shares for the purpose of diluted earnings per share | **1,131,822** | 1,055,889 |

*Note:* Diluted earnings per share does not assume the exercise of certain outstanding share options as the exercise price is higher than the fair value per share.

## 13. INVESTMENT PROPERTIES

| | Hong Kong under medium-term lease | PRC under medium-term lease | Overseas on freehold land | Total |
|---|---|---|---|---|
| | HK$'000 | HK$'000 | HK$'000 | HK$'000 |
| THE GROUP | | | | |
| AT VALUATION | | | | |
| At 1st April, 1999 | – | 6,830 | 192,924 | 199,754 |
| Arising from acquisition of subsidiaries | 172,690 | – | – | 172,690 |
| Transfer from property, plant and equipment | – | 5,427 | – | 5,427 |
| Surplus (deficit) on revaluation | 22,060 | (1,007) | 9,919 | 30,972 |
| Exchange adjustments | – | – | 2,115 | 2,115 |
| At 31st March, 2000 | 194,750 | 11,250 | 204,958 | 410,958 |

*Notes:*

(a) Investment properties in Hong Kong with a carrying value of approximately HK$26,000,000 (1999: Nil) represent the Group's share of interest in jointly controlled assets.

(b) Properties were revalued on an open market value basis on 31st March, 2000 by independent professional valuers. Properties in Hong Kong and in regions in The People's Republic of China other than Hong Kong ("PRC") were revalued by Knight Frank and DTZ Debenham Tie Leung Limited. Overseas properties were revalued by CB Richard Ellis (Pte) Ltd and DTZ Debenham Tie Leung Limited.

(c) Charges were created on the investment properties with a total carrying value of HK$182,980,000 (1999: HK$241,790,000) to secure bank loan and other facilities extended to the Group as disclosed in notes 25 and 37.

(d) Gross rental income derived from investment properties for the year amounted to HK$14,302,000 (1999: HK$4,881,000).

## 14. PROPERTY, PLANT AND EQUIPMENT

| | Properties for own use | | | | | | | | | Machinery, tools transmitters and telecom-munication equipment | Furniture, fixtures, other equipment and motor vehicles | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Hong Kong | | PRC | | | Overseas | | | | | | | |
| | under long-term lease | under medium-term lease | under long-term lease | under medium-term lease | under short-term lease | on freehold land | under long-term lease | under medium-term lease | Hotel properties | | held for own use | held for leasing | Total |
| | HK$'000 | HK$'000 | HK$'000 | HK$'000 | HK$'000 | HK$'000 | HK$'000 | HK$'000 | HK$'000 | HK$'000 | HK$'000 | HK$'000 | HK$'000 |
| THE GROUP | | | | | | | | | | | | | |
| AT COST OR VALUATION | | | | | | | | | | | | | |
| At 1st April, 1999 | 7,100 | 18,250 | 13,922 | 29,000 | - | 37,924 | 17,041 | 6,788 | 81,952 | 71,408 | 164,847 | 2,145 | 450,377 |
| Arising from acquisition of subsidiaries | 63,098 | 385,515 | - | - | - | 16,626 | - | - | 26,067 | - | 12,150 | - | 503,456 |
| Additions | - | - | - | 7 | 658 | - | - | - | 163 | 19,265 | 16,559 | - | 36,652 |
| Disposals | - | - | - | - | - | - | - | - | - | (3,228) | (17,001) | (806) | (21,035) |
| Transfer | - | - | - | (5,427) | - | - | - | - | - | 1,436 | (1,150) | (286) | (5,427) |
| Surplus (deficit) on revaluation | 11,502 | 43,285 | (1,104) | (4,210) | (13) | 4,280 | 1,359 | (221) | (5,446) | - | - | - | 49,432 |
| Exchange adjustments | - | - | - | - | - | 942 | 184 | (316) | 3,514 | 103 | 509 | 49 | 4,985 |
| At 31st March, 2000 | 81,700 | 447,050 | 12,818 | 19,370 | 645 | 59,772 | 18,584 | 6,251 | 106,250 | 88,984 | 175,914 | 1,102 | 1,018,440 |
| ACCUMULATED DEPRECIATION | | | | | | | | | | | | | |
| At 1st April, 1999 | - | - | - | - | - | - | - | - | - | 30,759 | 87,875 | 771 | 119,405 |
| Charge for the year | 354 | 3,489 | 253 | 852 | 13 | 1,528 | 492 | 513 | 3,692 | 13,205 | 21,719 | 299 | 46,409 |
| Eliminated upon disposals | - | - | - | - | - | - | - | - | - | (1,025) | (15,162) | (562) | (16,749) |
| Eliminated upon revaluation | (354) | (3,489) | (253) | (852) | (13) | (1,528) | (492) | (513) | (3,692) | - | - | - | (11,186) |
| Exchange adjustments | - | - | - | - | - | - | - | - | - | 81 | 174 | (94) | 161 |
| At 31st March, 2000 | - | - | - | - | - | - | - | - | - | 43,020 | 94,606 | 414 | 138,040 |
| NET BOOK VALUES | | | | | | | | | | | | | |
| At 31st March, 2000 | 81,700 | 447,050 | 12,818 | 19,370 | 645 | 59,772 | 18,584 | 6,251 | 106,250 | 45,964 | 81,308 | 688 | 880,400 |
| At 31st March, 1999 | 7,100 | 18,250 | 13,922 | 29,000 | - | 37,924 | 17,041 | 6,788 | 81,952 | 40,649 | 76,972 | 1,374 | 330,972 |
| An analysis of the cost and valuation of the Group's property, plant and equipment is as follows: | | | | | | | | | | | | | |
| At cost | - | - | - | - | - | - | - | - | - | 88,984 | 175,914 | 1,102 | 266,000 |
| At 2000 professional valuation | 81,700 | 447,050 | 10,141 | 19,370 | - | 59,772 | 18,584 | 6,251 | 106,250 | - | - | - | 749,118 |
| At 2000 directors' valuation | - | - | 2,677 | - | 645 | - | - | - | - | - | - | - | 3,322 |
| | 81,700 | 447,050 | 12,818 | 19,370 | 645 | 59,772 | 18,584 | 6,251 | 106,250 | 88,984 | 175,914 | 1,102 | 1,018,440 |

## 14. PROPERTY, PLANT AND EQUIPMENT (continued)

*Notes:*

(a) Certain properties in PRC were revalued by the directors on open market value on an existing use basis. Properties in Hong Kong, overseas and PRC other than the above-mentioned were revalued on 31st March, 2000 by independent professional valuers, Knight Frank, DTZ Debenham Tie Leung Limited, CB Richard Ellis (Pte) Ltd and CIBI Information Inc on an open market value basis.

(b) Had the properties been carried at cost less accumulated depreciation, the carrying amount as at 31st March, 2000 would have been HK$741,249,000 (1999: HK$209,666,000).

(c) Charges were created on the properties with a total carrying value of HK$517,033,000 (1999: HK$24,658,000) to secure bank loan and other facilities extended to the Group as disclosed in notes 25 and 37.

(d) Charges were created on the properties with a total carrying value of HK$12,613,000 (1999: Nil) to secure other loans extended to the Group as disclosed in note 26.

(e) The net book value of machinery, tools and equipment held under finance leases amounted to HK$203,000 (1999: HK$266,000).

## 15. PROPERTIES UNDER DEVELOPMENT

| | Overseas properties on freehold land | |
|---|---|---|
| | **2000** | 1999 |
| | ***HK$'000*** | *HK$'000* |
| The Group | | |
| AT COST | | |
| Balance at 1st April | – | – |
| Arising from acquisition of subsidiaries | **6,175** | – |
| Exchange difference | **104** | – |
| Balance at 31st March | **6,279** | – |

## 16. INTERESTS IN SUBSIDIARIES

| | The Company | |
|---|---|---|
| | **2000** | 1999 |
| | **HK$'000** | HK$'000 |
| Cost of shares listed in | | |
| Hong Kong | **129,868** | 122,356 |
| Singapore | **77,014** | 77,014 |
| Unlisted shares, at cost | **1,061,751** | 651,528 |
| Amounts due from subsidiaries | **319,815** | 229,565 |
| | **1,588,448** | 1,080,463 |
| Market value of listed shares | | |
| Hong Kong | **217,906** | 60,313 |
| Singapore | **123,216** | 103,936 |

Particulars regarding the principal subsidiaries of the Company as at 31st March, 2000 are set out on pages 75 to 79.

The Directors are of the opinion that a complete list of the particulars of all subsidiaries would be of excessive length and therefore the subsidiaries as set out are those which principally affect the results or assets of the Group.

## 17. SUBSIDIARY NOT CONSOLIDATED

| | The Group | |
|---|---|---|
| | **2000** | 1999 |
| | **HK$'000** | HK$'000 |
| Unlisted shares, at cost | **–** | 510 |

The investment represents the Company's 51% interest in the issued share capital of Golden Forum Limited, a private limited liability company incorporated and operating in Hong Kong, which was disposed of during the year. Its principal activity is property development and investment. The financial statements of the subsidiary had not been consolidated in last year as the Company does not have control over its board of directors.

The net loss for last year and since the acquisition of the subsidiary not consolidated attributable to the Group is immaterial.

## 18. INTERESTS IN ASSOCIATES

| | The Group | | The Company | |
|---|---|---|---|---|
| | 2000 | 1999 | 2000 | 1999 |
| | HK$'000 | HK$'000 | HK$'000 | HK$'000 |
| Share of net assets | | | | |
| Associate listed in Hong Kong | **32,099** | 350,738 | – | – |
| Unlisted associates | **50,138** | 24,338 | – | – |
| Cost | | | | |
| Associate listed in Hong Kong | – | – | **23,438** | 70,069 |
| | **82,237** | 375,076 | **23,438** | 70,069 |
| Market value of listed associate | **24,771** | 193,212 | **19,917** | 183,532 |

During the year, the Group acquired the remaining shares of the associate listed in Hong Kong, Chevalier Development International Limited ("CDIL"), not already held by the Company at a consideration of HK$0.94 per share such that CDIL became a wholly-owned subsidiary of the Group. Accordingly, the carrying value of the Group's interest in CDIL was transferred to investment in subsidiaries.

Particulars regarding the principal associates of the Group as at 31st March, 2000 are set out on page 80.

The Directors are of the opinion that a complete list of the particulars of all associates would be of excessive length and therefore the associates as set out are those which principally affect the results or assets of the Group.

## 19. INTERESTS IN JOINTLY CONTROLLED ENTITIES

| | The Group | |
|---|---|---|
| | 2000 | 1999 |
| | HK$'000 | HK$'000 |
| Share of net assets | **3,452** | 8,442 |

Particulars regarding the principal jointly controlled entities of the Group as at 31st March, 2000 are set out on page 81.

## 19. INTERESTS IN JOINTLY CONTROLLED ENTITIES (continued)

The Directors are of the opinion that a complete list of the particulars of all jointly controlled entities would be of excessive length and therefore, the jointly controlled entities as set out are those which principally affect the results or assets of the Group.

## 20. INVESTMENTS IN SECURITIES

| | The Group | | The Company | |
|---|---|---|---|---|
| | **2000** | 1999 | **2000** | 1999 |
| | ***HK$'000*** | *HK$'000* | ***HK$'000*** | *HK$'000* |
| Other investments | | | | |
| Equity securities | | | | |
| Listed | | | | |
| Hong Kong | **28,175** | 11,542 | **13,178** | 6,007 |
| Overseas | **25,586** | 4,124 | **–** | – |
| Debt securities | | | | |
| Listed | | | | |
| Overseas | **77,115** | 22,993 | **54,939** | – |
| Unlisted | | | | |
| Overseas | **30** | 15,396 | **–** | – |
| | **130,906** | 54,055 | **68,117** | 6,007 |
| Market value of listed securities | | | | |
| Equity securities | | | | |
| Hong Kong | **28,175** | 11,542 | **13,178** | 6,007 |
| Overseas | **25,586** | 5,185 | **–** | – |
| Debt securities | | | | |
| Overseas | **77,115** | 22,993 | **54,939** | – |
| | **130,876** | 39,720 | **68,117** | 6,007 |
| Carrying amount analysed for financial reporting purposes are: | | | | |
| Non-current | **35,536** | 44,727 | **13,178** | 6,007 |
| Current | **95,370** | 9,328 | **54,939** | – |
| | **130,906** | 54,055 | **68,117** | 6,007 |

## 21. INVENTORIES

| | The Group | |
|---|---|---|
| | 2000 | 1999 |
| | HK$'000 | HK$'000 |
| Raw materials | **27,144** | 19,973 |
| Inventory held for resale | **211,992** | 208,052 |
| Consumable stores | **25,006** | 49,424 |
| | **264,142** | 277,449 |

The cost of inventories recognised as an expense during the year was HK$1,398,093,000 (1999: HK$1,705,548,000).

Included above are inventories of HK$120,046,000 (1999: HK$35,738,000) carried at net realisable value.



## 22. PROPERTIES FOR SALE

Properties include the Group's share of interest in jointly controlled assets with an aggregate book value of HK$17,151,000 (1999: Nil).

## 23. AMOUNT DUE FROM (TO) CUSTOMERS FOR CONTRACT WORK

| | The Group | |
|---|---|---|
| | 2000 | 1999 |
| | HK$'000 | HK$'000 |
| Contracts in progress at the balance sheet date: | | |
| Contract costs incurred | **3,848,664** | 3,500,239 |
| Recognised profits less recognised losses | **310,612** | 275,482 |
| | **4,159,276** | 3,775,721 |
| Less: Progress billings | **(4,085,639)** | (3,627,102) |
| | **73,637** | 148,619 |
| Represented by: | | |
| Due from customers included in current assets | **148,931** | 218,770 |
| Due to customers included in current liabilities | **(75,294)** | (70,151) |
| | **73,637** | 148,619 |

## 23. AMOUNT DUE FROM (TO) CUSTOMERS FOR CONTRACT WORK

(continued)

At 31st March, 2000, retentions held by customers for contract work amounted to HK$131,164,000 (1999: HK$157,502,000). Advances received from customers for contract work amounted to HK$12,101,000 (1999: HK$34,626,000).

## 24. CREDITORS, DEPOSITS AND ACCRUALS

The Group's share of liabilities incurred in relation to the jointly controlled assets included in creditors, deposits and accruals amounted to HK$319,000 (1999: Nil).

## 25. BANK LOANS

| | The Group | | The Company | |
|---|---|---|---|---|
| | 2000 | 1999 | 2000 | 1999 |
| | ***HK$'000*** | *HK$'000* | ***HK$'000*** | *HK$'000* |
| Repayable within a period of: | | | | |
| more than 1 year but not exceeding 2 years | **83,017** | 19,100 | **7,920** | 7,920 |
| more than 2 years but not exceeding 5 years | **133,694** | 60,012 | **12,106** | 35,120 |
| more than 5 years | **16,753** | 4,778 | **–** | – |
| | **233,464** | 83,890 | **20,026** | 43,040 |

Bank loans are secured by fixed charges on properties and other assets of the Group with an aggregate carrying value of HK$1,004,439,000 (1999: HK$334,581,000). The bank loans carry interest at commercial rates and are repayable by instalments, the last of which falls due in the year 2006.

## 26. OTHER LOANS

| | The Group | | The Company | |
|---|---|---|---|---|
| | **2000** | 1999 | **2000** | 1999 |
| | ***HK$'000*** | *HK$'000* | ***HK$'000*** | *HK$'000* |
| Repayable within a period of: | | | | |
| more than 1 year but not exceeding 2 years | **3,382** | – | **–** | – |
| more than 2 years but not exceeding 5 years | **10,908** | 670 | **–** | – |
| more than 5 years | **7,932** | – | **–** | – |
| | **22,222** | 670 | **–** | – |

Other loans are secured by fixed charges on properties of the Group with an aggregate carrying value of HK$12,613,000 (1999: Nil), carrying interest at commercial rates and repayable by monthly instalments, the last of which falls due in the year 2007.

## 27. OBLIGATIONS UNDER FINANCE LEASES

| | The Group | | The Company | |
|---|---|---|---|---|
| | **2000** | 1999 | **2000** | 1999 |
| | ***HK$'000*** | *HK$'000* | ***HK$'000*** | *HK$'000* |
| The maturity of obligations under finance leases is as follows: | | | | |
| within 1 year | **116** | 108 | **–** | – |
| more than 1 year but not exceeding 2 years | **45** | 160 | **–** | – |
| | **161** | 268 | **–** | – |

## 28. DEFERRED TAXATION

| | The Group | |
|---|---|---|
| | 2000 | 1999 |
| | *HK$'000* | *HK$'000* |
| Balance at 1st April | **1,095** | 1,095 |
| Reversal | **(915)** | – |
| Balance at 31st March | **180** | 1,095 |

Deferred tax has been provided for the excess of tax allowances over depreciation charged to the income statement.

At the balance sheet date, the major components of potential deferred tax assets not accounted for in the financial statements of the Group are as follows:

| | The Group | |
|---|---|---|
| | 2000 | 1999 |
| | *HK$'000* | *HK$'000* |
| Tax effect of timing difference because of: | | |
| Excess of depreciation over tax allowances | **5,567** | 4,684 |
| Unutilised tax losses | **97,151** | 83,234 |
| Other timing differences | **4,303** | 3,005 |
| | **107,021** | 90,923 |

The amount of the unrecognised tax credit for the year is as follows:

| | The Group | |
|---|---|---|
| | 2000 | 1999 |
| | *HK$'000* | *HK$'000* |
| Tax effect of timing difference because of: | | |
| Excess of depreciation over tax allowances | **883** | 1,403 |
| Unutilised tax losses | **13,917** | 20,923 |
| Other timing differences | **1,298** | 441 |
| | **16,098** | 22,767 |

28. DEFERRED TAXATION (continued)

There is no significant deferred tax for the Company provided or unprovided.

A deferred tax asset has not been recognised in the financial statements in respect of tax losses available to offset future profits as it is not certain that the tax losses will be utilised in the foreseeable future.

Deferred tax has not been accounted for on the surplus or deficit arising on the revaluation of properties in Hong Kong, Singapore and Thailand and deficit arising on the revaluation of properties in PRC as profits or losses arising on the disposal of Hong Kong, Singapore and Thailand properties and loss on disposal of PRC properties would not be subject to taxation. Accordingly, the surplus or deficit does not constitute a timing difference for deferred tax purposes.

The potential deferred tax assets attributable to unutilised tax losses of foreign subsidiaries at 31st March, 2000 will expire in the following years:



| | 2000 | 1999 |
|---|---|---|
| | *HK$'000* | *HK$'000* |
| 2001 | **48** | 313 |
| 2002 | **26** | 428 |
| 2003 | **2,386** | 387 |
| 2004 | **250** | 316 |
| 2005 | **560** | 491 |
| 2006 | **272** | 6 |
| 2007 | **340** | 538 |
| 2008 | **992** | 961 |
| 2009 | **1,663** | 1,655 |
| 2010 | **422** | 420 |
| 2012 | **11** | 11 |
| 2013 | **90** | 90 |

## 29. SHARE CAPITAL

| | Number of ordinary shares of HK$0.25 each | Nominal value |
|---|---|---|
| | '000 | HK$'000 |
| Authorised: | | |
| Balance at 1st April, 1998 | 1,300,000 | 325,000 |
| Additions | 400,000 | 100,000 |
| Balance at 31st March, 1999 and 2000 | 1,700,000 | 425,000 |
| Issued and fully paid: | | |
| Balance at 1st April, 1998 | 1,024,643 | 256,161 |
| Issue of shares in lieu of cash dividends | 90,538 | 22,634 |
| Balance at 31st March, 1999 | 1,115,181 | 278,795 |
| Issue of shares in lieu of cash dividends | 49,383 | 12,346 |
| Issue of shares under share option scheme | 1,090 | 272 |
| Balance at 31st March, 2000 | 1,165,654 | 291,413 |

*Notes:*

(a) **Authorised and issued share capital**
During the year, 3,618,541 (1999: 63,592,724) shares and 45,764,504 (1999: 26,945,559) shares were issued in lieu of cash dividends payable to the shareholders at prices of HK$0.5558 (1999: HK$0.494) and HK$0.5795 (1999: HK$0.482) per share respectively, giving a total consideration of approximately HK$28,531,000 (1999: HK$44,403,000) and 1,090,000 shares were issued on exercise of options under share option scheme at a price HK$0.6464 per share giving a total consideration of approximately HK$705,000 (1999: Nil).

(b) **Share option scheme**
A Share Option Scheme for the benefit of full-time employees including the Directors of the Company and its subsidiaries was approved and adopted in 1991 under which Directors may invite full-time employees, including Executive Directors, to take up options to subscribe for an aggregate of not more than 10% of the total number of shares in issue at a subscription price of not less than 80% of the average last dealt prices of the Company's shares on the Stock Exchange of Hong Kong Limited on the five business days last preceding the offer date or the nominal value of these shares, whichever is the greater. No option may be exercised earlier than six months or later than three and a half years after it has been accepted and no option may be granted after 6th October, 2001 and to any one person when if exercised in full by that person would result in the total number of shares issued to that person exceeding 25% of the aggregate number of the shares in respect of which options are granted.

## 29. SHARE CAPITAL (continued)

Particulars of the options exercised during the year are as follows:

1999

| Price per share payable on exercise of option HK$ | Period during which options are exercisable | Number of shares issuable under option | | | | |
|---|---|---|---|---|---|---|
| | | Outstanding at 1st April, 1998 | Granted during the year | Exercised during the year | Cancelled | Outstanding at 31st March, 1999 |
| 0.5376 | 3/9/1998 - 3/9/2001 | 46,900,000 | - | - | - | 46,900,000 |
| 0.6464 | 7/10/1998 - 6/10/2001 | 22,504,000 | 3,696,000 | - | - | 26,200,000 |
| 0.86 | 4/8/1995 - 27/8/1998 | 650,000 | - | - | (650,000) | - |
| | | 70,054,000 | 3,696,000 | - | (650,000) | 73,100,000 |

2000

| Price per share payable on exercise of option HK$ | Period during which options are exercisable | Number of shares issuable under option | | | | |
|---|---|---|---|---|---|---|
| | | Outstanding at 1st April, 1999 | Granted during the year | Exercised during the year | Cancelled | Outstanding at 31st March, 2000 |
| 0.5376 | 3/9/1998 - 3/9/2001 | 46,900,000 | - | - | - | 46,900,000 |
| 0.6464 | 7/10/1998 - 6/10/2001 | 26,200,000 | - | (1,090,000) | (2,146,000) | 22,964,000 |
| 0.488 | 30/6/2000 - 29/6/2003 | - | 34,150,000 | - | - | 34,150,000 |
| | | 73,100,000 | 34,150,000 | (1,090,000) | (2,146,000) | 104,014,000 |

The consideration payable by each of the grantees for each lot of options granted was HK$1. Exercise of the outstanding options in full would, under the present capital structure of the Company, result in the issue of 104,014,000 (1999: 73,100,000) additional shares of HK$0.25 each and the receipt by the Company of approximately HK$56,723,000 (1999: HK$42,149,000) in cash.

## 30. RESERVES

**THE GROUP**

| | Share premium HK$'000 | Capital reserve HK$'000 | Capital redemption reserve HK$'000 | Property revaluation reserve: Investment properties HK$'000 | Property revaluation reserve: Properties for own use HK$'000 | Exchange fluctuation reserve HK$'000 | Retained profits HK$'000 | Total HK$'000 |
|---|---|---|---|---|---|---|---|---|
| Balance at 1st April, 1998 | 518,492 | 83,178 | 7,526 | 168,420 | 33,087 | (3,412) | 683,614 | 1,490,905 |
| Issue of new shares | 21,768 | - | - | - | - | - | - | 21,768 |
| Share issue expenses | (10) | - | - | - | - | - | - | (10) |
| Net deficit on revaluation of properties | - | - | - | (39,886) | (4,651) | - | - | (44,537) |
| Retained profit for the year | - | - | - | - | - | - | 97,391 | 97,391 |
| Exchange difference on translation of financial statements of foreign subsidiaries | - | - | - | - | - | (10,437) | - | (10,437) |
| Share of reserves in associates | - | - | - | (86,233) | - | 172 | - | (86,061) |
| Balance at 31st March, 1999 | 540,250 | 83,178 | 7,526 | 42,301 | 28,436 | (13,677) | 781,005 | 1,469,019 |
| Dilution of interest in subsidiaries | - | (419) | - | - | - | - | (1,485) | (1,904) |
| Issue of new shares | 16,618 | - | - | - | - | - | - | 16,618 |
| Share issue expenses | (22) | - | - | - | - | - | - | (22) |
| Goodwill on acquisition of additional interests in subsidiaries and associates | - | (3,180) | - | - | - | - | - | (3,180) |
| Disposal of subsidiaries | - | - | - | - | - | (117) | - | (117) |
| Transfer | (206,619) | 206,619 | - | - | - | - | - | - |
| Net surplus on revaluation of properties | - | - | - | 30,726 | 62,123 | - | - | 92,849 |
| Retained profit for the year | - | - | - | - | - | - | 182,803 | 182,803 |
| Exchange difference on translation of financial statements of foreign subsidiaries | - | - | - | - | - | 2,449 | - | 2,449 |
| Share of reserves in associates | - | - | - | (6,895) | - | (720) | - | (7,615) |
| Balance at 31st March, 2000 | 350,227 | 286,198 | 7,526 | 66,132 | 90,559 | (12,065) | 962,323 | 1,750,900 |

30. RESERVES (continued)

The retained profits of the Group include loss of HK$29,559,000 (1999: profit of HK$20,345,000) and HK$15,202,000 (1999: profit of HK$8,441,000) sustained/retained by associates and jointly controlled entities respectively.

The amount disclosed as share premium in the previous year's financial statements has been re-analysed between share premium attributable to the holding company and share premium attributable to subsidiaries. The portion attributable to subsidiaries has been transferred to capital reserve.

**THE COMPANY**

| | Share Premium HK$'000 | Contributed surplus HK$'000 | Capital redemption reserve HK$'000 | Retained profits HK$'000 | Total HK$'000 |
|---|---|---|---|---|---|
| Balance at 1st April, 1998 | 311,873 | 95,185 | 7,526 | 297,912 | 712,496 |
| Issue of new shares | 21,768 | – | – | – | 21,768 |
| Share issue expenses | (10) | – | – | – | (10) |
| Profit for the year | – | – | – | 379,980 | 379,980 |
| Dividends *(note 11)* | – | – | – | (55,220) | (55,220) |
| Balance at 31st March, 1999 | 333,631 | 95,185 | 7,526 | 622,672 | 1,059,014 |
| Issue of new shares | 16,618 | – | – | – | 16,618 |
| Share issue expenses | (22) | – | – | – | (22) |
| Unclaimed dividends written back | – | 140 | – | – | 140 |
| Profit for the year | – | – | – | 8,515 | 8,515 |
| Dividends *(note 11)* | – | – | – | (91,886) | (91,886) |
| Balance at 31st March, 2000 | 350,227 | 95,325 | 7,526 | 539,301 | 992,379 |

Contributed surplus arises from the acquisition of subsidiaries, associates and jointly controlled entities being the difference of the value of net assets acquired and the nominal amount of the Company's shares issued for their acquisition. Under the Companies Act of 1981 of Bermuda (as amended), the contributed surplus of the Company is available for distribution to shareholders.

At the balance sheet date, the Company's reserves available for distribution to shareholders amounted to HK$634,626,000 (1999: HK$717,857,000).

## 31. RECONCILIATION OF PROFIT BEFORE TAXATION TO NET CASH INFLOW FROM OPERATING ACTIVITIES

| | 2000 HK$'000 | 1999 HK$'000 |
|---|---|---|
| Profit before taxation | **378,711** | 224,197 |
| Share of results of associates | **(623)** | (37,986) |
| Share of results of jointly controlled entities | **(375)** | (22) |
| Interest income | **(42,756)** | (24,488) |
| Interest expenses | **51,788** | 155,309 |
| Dividend income from investments in securities | **(1,144)** | (1,266) |
| Finance lease charges | **16** | 6 |
| Depreciation | **46,310** | 32,013 |
| Loss on disposal of property, plant and equipment | **1,002** | 834 |
| Deficit on revaluation of properties | **4,445** | 9,455 |
| Gain on disposal of a property project | **(74,998)** | – |
| Loss on disposal of subsidiaries | **2** | – |
| Loss on disposal of interests in jointly controlled entities | **1** | – |
| Provision for loss on interests in jointly controlled entities | **326** | – |
| Provision for loss on interest in associates | **235** | – |
| Increase in investments in securities | **(127,703)** | (9,552) |
| Decrease in properties for sale | **165,629** | 6,229,886 |
| Decrease in inventories | **17,064** | 55,139 |
| Decrease in amounts due from customers for contract work | **72,504** | 273,412 |
| Decrease (increase) in debtors, deposits and prepayments | **1,015,737** | (1,204,056) |
| Increase (decrease) in amounts due to customers for contract work | **8,539** | (141,141) |
| (Decrease) increase in bills payable | **(61,801)** | 97,186 |
| (Decrease) increase in creditors, deposits and accruals | **(163,236)** | 195,566 |
| Decrease in sales deposits received | **(10,049)** | (288,007) |
| (Decrease) increase in construction costs payable | **(58,824)** | 239,157 |
| Increase (decrease) in deferred service income | **1,153** | (2,072) |
| Exchange difference | **(6,151)** | 9,894 |
| | **837,091** | 5,589,267 |
| Net cash inflow from operating activities | **1,215,802** | 5,813,464 |

## 32. PURCHASE OF SUBSIDIARIES

| | 2000 HK$'000 | 1999 HK$'000 |
|---|---|---|
| Net assets acquired | | |
| Investment properties | 172,690 | – |
| Property, plant and equipment | 503,456 | – |
| Properties under development | 6,175 | – |
| Interests in associates | 25,465 | – |
| Interests in jointly controlled entities | 9,236 | – |
| Properties for sale | 448,626 | – |
| Inventories | 998 | – |
| Debtors, deposits and prepayments | 26,059 | – |
| Investment in securities | 770 | – |
| Bank balances and cash | 64,760 | – |
| Creditors, deposits and accruals | (105,176) | – |
| Short-term bank loans | (52,792) | – |
| Provision for taxation | (13,986) | – |
| Long-term bank loans | (367,934) | – |
| Minority interest | (57,440) | – |
| | 660,907 | – |
| Satisfied by | | |
| Cash | 360,186 | – |
| Interests in associates | 300,721 | – |
| | 660,907 | – |

Net cash outflow arising on acquisition:

| | 2000 HK$'000 | 1999 HK$'000 |
|---|---|---|
| Cash consideration | (360,186) | – |
| Privatisation expenses | (3,779) | – |
| Bank balances and cash acquired | 64,760 | – |
| Bank overdrafts acquired | (52,792) | – |
| Net outflow of cash and cash equivalents in respect of the purchase of subsidiaries | (351,997) | – |

## 32. PURCHASE OF SUBSIDIARIES (continued)

The subsidiaries acquired during the year contributed HK$14,322,000 to the Group's net operating cash flows, paid HK$17,530,000 in respect of the net returns on investments and servicing of finance, paid HK$2,277,000 in respect of taxation, utilised HK$2,164,000 for investing activities and paid HK$38,953,000 in respect of financing activities.

The subsidiaries acquired during the year contributed HK$8,943,000 to the Group's turnover, and loss of HK$3,086,000 to the Group's profit from operations.

## 33. DISPOSAL OF SUBSIDIARIES

| | 2000<br>HK$'000 | 1999<br>HK$'000 |
|---|---|---|
| Net assets disposed of | | |
| Debtors, deposits and prepayments | 34 | – |
| Cash and bank balances | 423 | – |
| Advance to immediate holding company | (278) | – |
| Creditors, deposits and accruals | (124) | – |
| Minorities' share of net assets | (53) | – |
| Loss on disposal | 2 | – |

Net cash outflow arising on disposal:

| | 2000<br>HK$'000 | 1999<br>HK$'000 |
|---|---|---|
| Bank balances and cash disposed of | (423) | – |
| Net outflow of cash and cash equivalents in respect of the disposal of subsidiaries | (423) | – |

## 34. ANALYSIS OF CHANGES IN FINANCING DURING THE YEAR

| | Bank and other loans HK$'000 | Share capital and premium HK$'000 | Obligations under finance leases HK$'000 | Minority interests HK$'000 |
|---|---|---|---|---|
| Financing at 1st April, 1998 | 6,724,672 | 774,653 | – | 315,006 |
| Net cash outflow from financing | (4,991,800) | (10) | (65) | (1,504) |
| Issue of shares in lieu of cash dividends | – | 44,402 | – | – |
| Share of profits and reserves by minority shareholders of subsidiaries | – | – | – | (436) |
| Dividends paid to minority shareholders of subsidiaries | – | – | – | (18,116) |
| Inception of finance leases | – | – | 333 | – |
| Effect of changes in foreign exchange rates | (8,500) | – | – | – |
| Financing at 31st March, 1999 | 1,724,372 | 819,045 | 268 | 294,950 |
| Net cash inflow (outflow) from financing | (1,407,145) | 683 | (108) | 9,520 |
| Arising from acquisition of subsidiaries | 367,934 | – | – | 57,440 |
| Disposal of subsidiaries | – | – | – | (53) |
| Issue of shares in lieu of cash dividends | – | 28,531 | – | – |
| Transfer between share premium and capital reserve | – | (206,619) | – | – |
| Share of profits and reserves by minority shareholders of subsidiaries | – | – | – | 23,078 |
| Dividends paid to minority shareholders of subsidiaries | – | – | – | (20,553) |
| Effect of changes in foreign exchange rates | 3,204 | – | 1 | – |
| Financing at 31st March, 2000 | 688,365 | 641,640 | 161 | 364,382 |

## 35. ANALYSIS OF THE BALANCES OF CASH AND CASH EQUIVALENTS

| | **2000** **HK$'000** | 1999 HK$'000 |
|---|---|---|
| Cash and bank balances | **607,033** | 711,256 |
| Short-term bank loans and overdrafts | **(313,634)** | (265,675) |
| | **293,399** | 445,581 |

## 36. EMOLUMENTS OF DIRECTORS AND SENIOR MANAGEMENT

Particulars of the emoluments paid to the Directors of the Group are as follows:

| | 2000 HK$'000 | 1999 HK$'000 |
|---|---|---|
| Directors' emoluments | | |
| Fees | **450** | 428 |
| Salaries, allowances and benefits in kind | **19,036** | 19,134 |
| Bonus | **–** | – |
| Contributions to retirement scheme | **396** | 396 |
| | **19,882** | 19,958 |

Apart from the Directors' fees of HK$450,000 (1999: HK$428,000) paid, no other emoluments were paid to the Independent Non-executive Directors.

Emoluments of the Directors fall within the following bands:

| | Number of Directors 2000 | 1999 |
|---|---|---|
| **Bands** | | |
| Nil – HK$1,000,000 | **3** | 4 |
| HK$1,000,001 – HK$1,500,000 | **3** | 3 |
| HK$1,500,001 – HK$2,000,000 | **2** | 2 |
| HK$2,500,001 – HK$3,000,000 | **1** | 1 |
| HK$9,000,001 – HK$9,500,000 | **1** | 1 |

The five highest paid individuals included three (1999: three) directors whose emoluments are disclosed above. The total emoluments of the two (1999: two) highest paid individuals were as follows:

| | 2000 HK$'000 | 1999 HK$'000 |
|---|---|---|
| Salaries, allowances and benefits in kind | **3,235** | 3,254 |
| Contributions to retirement scheme | **75** | 75 |
| | **3,310** | 3,329 |

## 36. EMOLUMENTS OF DIRECTORS AND SENIOR MANAGEMENT (continued)

The emoluments of the two (1999: two) highest paid individuals fall within the following bands:

| | Number of Individuals | |
|---|---|---|
| | **2000** | 1999 |
| **Bands** | | |
| HK$1,500,001 – HK$2,000,000 | **2** | 2 |

## 37. BANKING FACILITIES AND CHARGES ON ASSETS

Other than those disclosed in note 25, short-term bank loans, overdrafts and other banking facilities of HK$385,470,000 (1999: HK$1,640,582,000) utilised at the balance sheet date are secured by charges on certain properties and other assets of the Group with a total carrying value of HK$530,136,000 (1999: HK$913,653,000).



## 38. COMMITMENTS AND CONTINGENT LIABILITIES

As at the balance sheet date, the Company and the Group had the following contingent liabilities and commitments:

(a) The Company had contingent liabilities in respect of counter-indemnities given to bankers for their guarantees amounting to approximately HK$241,500,000 (1999: HK$328,950,000) issued in respect of the Group's performance for maintenance and remedial work for Private Sector Participation Scheme projects completed by the Group.

(b) The Company issued guarantees for banking facilities utilised and performance bonds extended to its subsidiaries and associates amounting to HK$520,478,000 (1999: HK$1,135,958,000) and HK$275,129,000 (1999: HK$431,888,000) respectively.

(c) Annual commitments in respect of leasing of premises payable within the next year under non-cancellable operating leases are as follows:

| | The Group | | The Company | |
|---|---|---|---|---|
| | **2000** | 1999 | **2000** | 1999 |
| | ***HK$'000*** | *HK$'000* | ***HK$'000*** | *HK$'000* |
| Leases which expire: | | | | |
| Within one year | **45,951** | 11,556 | **20,914** | 465 |
| In the second to fifth years inclusive | **15,244** | 62,216 | **–** | 29,843 |
| Over five years | **1,109** | 1,252 | **–** | – |
| | **62,304** | 75,024 | **20,914** | 30,308 |

## 38. COMMITMENTS AND CONTINGENT LIABILITIES (continued)

(d) The Group had contingent liabilities for long service payments to employees who have completed the required number of years of service and under the Employment Ordinance to be eligible for long service payments on termination of their employment under certain circumstances amounting to approximately HK$32,000,000 (1999: HK$34,000,000).

(e) A contractor, a jointly controlled entity of CCHL, made claims against a jointly controlled entity of the Group for amounts of HK$95,000,000. Based on legal opinions, these claims are considered to be largely unsubstantiated and excessive and the potential effect on the Group is not considered to be significant. Accordingly, no provision has been made in the financial statements. Furthermore, the jointly controlled entity of the Group has lodged counter-claims against the said contractor and has also made a claim against the employer.

## 39. RELATED PARTY TRANSACTIONS



The Company's non-wholly owned subsidiary, Chevalier iTech Holdings Limited ("CITL") and Chevalier Singapore Holdings Limited ("CSHL") and the Company's associate, Chevalier Construction Holdings Limited ("CCHL") and their respective subsidiaries, associates and jointly controlled entities are regarded as related parties for the purpose of SSAP 20. Details of the material transactions with these companies are as follows:

(a) On 28th March, 1999, the Company's wholly-owned subsidiary, Chevalier (HK) Limited ("CHKL") entered into a management agreement with CITL, under which CHKL shall provide company secretarial, accounting, electronic data processing, personnel and property management services to the CITL group for a term of one year to 31st March, 2000 at a management fee calculated at the rate of 0.5 per cent of the annual turnover of the CITL group, excluding those of its overseas subsidiaries. Management fees received from the CITL group under this agreement amounted to HK$5,429,000 (1999: HK$4,870,000) for the year ended 31st March, 2000. The management agreement had been renewed for a further term of one year.

(b) On 1st April, 1999, the Company entered into an agreement with CCHL, under which the Company shall provide accounting, treasury, electronic data processing, company secretarial and personnel management services to the CCHL group for a term of one year ended on 31st March, 2000 at a management fee calculated at the rate of 0.3% of the aggregate annual turnover of the operating subsidiaries of CCHL. Management fee received from the CCHL group under this agreement for the year ended 31st March, 2000 amounted to HK$7,172,000 (1999: HK$7,740,000).

39. RELATED PARTY TRANSACTIONS (continued)

(c) During the year, the CITL group sold computer equipment and office equipment to and received service income from the Group totalling HK$6,510,000 (1999: HK$9,027,000). The price is determined with reference to market rates.

(d) During the year, the Company's wholly-owned subsidiaries received storage rentals and delivery charges amounting to approximately HK$6,635,000 (1999: HK$7,502,000) and HK$3,253,000 (1999: HK$3,598,000) respectively from the CITL group for premises occupied and services provided. The charges are determined at rates approximate to the Group's cost of providing the premises and services.

(e) An agreement was entered with CCHL whereunder the Company would invite the CCHL group to participate in the construction work in relation to building development projects of the Group at considerations determined with reference to market rates, so long as CCHL remains an associate of the Company. Construction work done by the CCHL group last year and construction costs payable as at 31st March, 1999 amounted to HK$494,321,000 and HK$144,610,000 respectively.

(f) During the year, the Group received rental determined with reference to market rates amounting to HK$2,889,000 (1999: Nil) from CCHL group for the use of the Group's premises. In addition, the Company's wholly owned subsidiary received rental determined with reference to market rates amounting to HK$12,281,000 (1999: HK$12,592,000) from CITL Group for the use of the former's premises.

(g) An agreement was made between the Company and CCHL whereby the CCHL group may purchase building materials and electrical and mechanical equipment and systems as may be supplied by the Group from time to time at considerations determined with reference to market rates. The value of work done and supplies made to the CCHL group during the year and the amount receivable as at the balance sheet date amounted to HK$6,899,000 (1999: HK$95,850,000) and HK$284,000 (1999: HK$9,933,000) respectively.

(h) During the year, the Company's wholly-owned subsidiaries sold equipment parts and accessories of HK$3,710,000 (1999: HK$8,068,000) to CSHL at consideration determined with reference to market rates.

Apart from the above, the Group made loans to associates and jointly controlled entities during the year. The loans with these companies are unsecured, non-interest-bearing or bearing interest at commercial rates and without fixed terms of repayment. The outstanding balances at 31st March, 2000 are disclosed in the consolidated balance sheet.

| Name of subsidiaries | Place or country of incorporation or registration/ operation | Class of shares | Issued and paid up capital/ registered capital | No. of shares | Effective percentage of issued share or registered capital held by Company | Subsidiary | Principal activities |
|---|---|---|---|---|---|---|---|
| Chevalier iTech Holdings Limited (Formerly known as Chevalier (OA) International Limited, listed on The Stock Exchange of Hong Kong Limited) | Bermuda/ Hong Kong | Ordinary | HK$85,444,956 | 854,449,558 | 31 | 19.1 | Investment holding |
| Chevalier (HK) Limited | Hong Kong | Ordinary | HK$143,085,000 | 572,340,000 | 100 | – | Marketing, installation and maintenance of lifts, escalators and air-conditioning systems, supply and servicing of power equipment and industrial equipment and share investment |
| Chevalier Singapore Holdings Limited (listed on the Mainboard of The Stock Exchange of Singapore Limited)** | Singapore | Ordinary | S$22,500,000 | 112,500,000 | 71.1 | – | Marketing, installation and maintenance of lifts |
| Chevalier (Insurance Brokers) Limited | Hong Kong | Ordinary | HK$1,000,000 | 1,000,000 | 100 | – | Insurance brokerage |
| Chevalier Insurance Company Limited | Hong Kong | Ordinary | HK$100,000,000 | 100,000,000 | 100 | – | Insurance |
| Chevalier (Aluminium Engineering) Limited | Hong Kong | Ordinary<br>Deferred | HK$100<br>HK$2 | 100<br>2 | –<br>– | 100<br>– | Supply and installation of aluminium building materials and curtain walls |
| Chevalier (Business Machines) Limited | Hong Kong | Ordinary | HK$2 | 2 | – | 50.1 | Trading of telecommunication equipment |
| Chevalier (Building Supplies & Engineering) Limited | Hong Kong | Ordinary<br>Deferred | HK$100<br>HK$2 | 100<br>2 | –<br>– | 100<br>– | Supply and installation of building materials and trading of forklift trucks and generators |
| Chevalier (Computer) Limited | Hong Kong | Ordinary | HK$100,000 | 100,000 | – | 50.1 | Trading and servicing of computer system and equipment |

| Name of subsidiaries | Place or country of incorporation or registration/ operation | Class of shares | Issued and paid up capital/ registered capital | No. of shares | Effective percentage of issued share or registered capital held by Company | Subsidiary | Principal activities |
|---|---|---|---|---|---|---|---|
| Chevalier (E & M Contracting) Limited | Hong Kong | Ordinary | HK$26,900,000 | 26,900,000 | – | 100 | Electrical and mechanical contractor |
| Chevalier (Envirotech) Limited | Hong Kong | Ordinary | HK$9,100,000 | 9,100,000 | – | 100 | Environmental engineering |
| Chevalier (Internet) Limited | Hong Kong | Ordinary | HK$2 | 2 | – | 50.1 | Internet services |
| Chevalier (OA) Limited | Hong Kong | Ordinary | HK$100,000 | 100,000 | – | 50.1 | Trading of computer and office equipment |
| Chevalier (OA) Services limited | Hong Kong | Ordinary | HK$2 | 2 | – | 50.1 | Maintenance services |
| Chevalier (Paging Services) Limited | Hong Kong | Ordinary | HK$2 | 2 | – | 50.1 | Paging services |
| Chevalier (Satellink) Limited | Hong Kong | Ordinary | HK$2 | 2 | – | 50.1 | Installation of satellite antennae |
| Chevalier (TelePoint) Limited | Hong Kong | Ordinary | HK$200,000,000 | 200,000,000 | – | 50.1 | Trading and telecommunication services |
| Chevalier (Travel Agency) Limited | Hong Kong | Ordinary | HK$1,500,000 | 15,000 | – | 100 | Travel agency |
| Chevalier Automobiles Inc. ** | Canada | Common | C$100 | 100 | – | 100 | Sales and servicing of automobiles |
| Chevalier Chrysler Inc.** | Canada | Common | C$101 | 200 | – | 100 | Sales and servicing of automobiles |
| Chevalier Import Inc.** | Canada | Common | C$100 | 100 | – | 100 | Sales and servicing of automobiles |
| Chevalier Development (S) Pte Ltd** | Singapore | Ordinary | S$2,500,000 | 2,500,000 | – | 71.1 | Property investment |
| Chevalier Engineering (S) Pte Ltd** | Singapore | Ordinary | S$500,000 | 500,000 | – | 71.1 | Installation and maintenance of lifts |
| Chevalier International (USA) Inc.** | U.S.A. | Common | US$3,900,000 | 3,900,000 | – | 100 | Grocery Trading |
| Chevalier Lifts Engineering (Shenzhen) Co., Ltd.** | The People's Republic of China | Not applicable | RMB10,886,572 | Not applicable | – | 100 | Installation and maintenance of lifts |

| Name of subsidiaries | Place or country of incorporation or registration/ operation | Class of shares | Issued and paid up capital/ registered capital | No. of shares | Effective percentage of issued share or registered capital held by Company | Subsidiary | Principal activities |
|---|---|---|---|---|---|---|---|
| Chevalier OA (China) Limited | Hong Kong | Ordinary | HK$2 | 2 | – | 50.1 | Trading of computer and office equipment |
| Chevalier iTech (S) Pte Ltd** (Formerly known as Chevalier OA (S) Pte Ltd) | Singapore | Ordinary | S$500,000 | 500,000 | – | 50.1 | Trading of office equipment |
| Chevalier OA (Thailand) Limited**# | Thailand | Ordinary | BAHT3,980,000 | 39,800 | – | 50.1 | Trading of computer and office equipment |
| | | Preference | BAHT1,020,000 | 10,200 | – | 23.5 | |
| Chevalier Office Automation Services (Shenzhen) Company Limited** | The People's Republic of China | Not applicable | HK$1,800,000 | Not applicable | – | 50.1 | Provision of maintenance services |
| Chevalier Shop Limited | Hong Kong | Ordinary | HK$2 | 2 | – | 50.1 | Trading of telecommunication equipment |
| Chevalier Telecom (Thailand) Limited** | Thailand | Ordinary | BAHT5,000,000 | 50,000 | – | 50.1 | Trading of telecommunication equipment |
| Companhia de Elevadores Chevalier (Macau) Limited** | Macau | Ordinary | Patacas100,000 | 100 | – | 100 | Installation and maintenance of lifts |
| Elevator Parts Engineering Company Limited | Hong Kong | Ordinary | HK$400,000 | 40,000 | – | 100 | Marketing, installation and maintenance of lifts |
| Gold Express Development Limited | Hong Kong | Ordinary | HK$100 | 100 | – | 100 | Property development |
| | | Deferred | HK$2 | 2 | – | – | |
| Good Process Limited | Hong Kong | Ordinary | HK$149 | 149 | – | 100 | Property development |
| | | Deferred | HK$51 | 51 | – | – | |
| Goodkent Limited** | Hong Kong | Ordinary | HK$100 | 100 | – | 100 | Property development |
| | | Deferred | HK$2 | 2 | – | – | |
| Lucky Fine Limited | Hong Kong | Ordinary | HK$2 | 2 | – | 50.1 | Property investment and share dealing |
| Macleh (Chevalier) Ltd.** | Canada | Common | C$10,100 | 10,100 | – | 100 | Investment holding |
| Oriental Sharp Limited | Hong Kong | Ordinary | HK$149 | 149 | – | 100 | Property development |
| | | Deferred | HK$51 | 51 | – | – | |

| Name of subsidiaries | Place or country of incorporation or registration/ operation | Class of shares | Issued and paid up capital/ registered capital | No. of shares | Effective percentage of issued share or registered capital held by Company | Subsidiary | Principal activities |
|---|---|---|---|---|---|---|---|
| Rich Fortress Limited | Hong Kong | Ordinary | HK$100 | 100 | – | 100 | Property management |
| | | Deferred | HK$1,002 | 1,002 | – | – | |
| Sup Aswin Limited** | Thailand | Ordinary | BAHT15,000,000 | 150,000 | – | 50.1 | Property investment |
| Talent Luck Limited | Hong Kong | Ordinary | HK$149 | 149 | – | 100 | Property development |
| | | Deferred | HK$51 | 51 | – | – | |
| 757040 Ontario Limited ** | Canada | Common | C$10 | 10 | – | 100 | Property investment |
| Chevalier Development International Limited | Bermuda/ Hong Kong | Ordinary | HK$23,522,981 | 235,229,813 | 100 | – | Investment holding |
| Chevalier (Development) Company Limited ** | Hong Kong | Ordinary | HK$200 | 2 | – | 100 | Investment holding and property investment |
| | | Deferred | HK$400,000 | 4,000 | – | – | |
| Chonmain Development Limited | Hong Kong | Ordinary | HK$100 | 100 | – | 80 | Investment holding |
| Forth Bridge Company Limited | Hong Kong | Ordinary | HK$20 | 2 | – | 100 | Property investment |
| | | Deferred | HK$10,000 | 1,000 | – | – | |
| Futex Development Limited ** | Hong Kong | Ordinary | HK$1,000 | 1,000 | – | 100 | Property investment and development |
| GJ (Development) Company Limited ** | Hong Kong | Ordinary | HK$20 | 2 | – | 100 | Property investment |
| | | Deferred | HK$200,000 | 20,000 | – | – | |
| Jiujiang Chevalier Hotel & Travel Co., Ltd.** | The People's Republic of China | Not applicable | RMB25,000,000 | Not applicable | – | 100 | Hotel services |
| Lac Kar Investment Company Limited | Hong Kong | Ordinary | HK$3,600,000 | 3,600,000 | – | 100 | Property investment |
| Macont Developments Inc. ** | Canada | Common | C$1,000 | 1,000 | – | 100 | Property investment |

| Name of subsidiaries | Place or country of incorporation or registration/ operation | Class of shares | Issued and paid up capital/ registered capital | No. of shares | Effective percentage of issued share or registered capital held by Company | Subsidiary | Principal activities |
|---|---|---|---|---|---|---|---|
| Macscarboro Developments Inc.** | Canada | Common | C$10 | 10 | – | 100 | Property investment |
| Matterhorn Properties Limited | The British Virgin Islands/ Hong Kong | Ordinary | US$1 | 1 | – | 100 | Property investment |
| Open City Limited | Hong Kong | Ordinary | HK$100,000 | 100,000 | – | 100 | Property investment |
| Peak Gain Limited** | Hong Kong | Ordinary | HK$20 | 2 | – | 100 | Property investment |
| Proud Rich Limited** | Hong Kong | Ordinary | HK$20 | 2 | – | 100 | Property investment and trading of securities |
| | | Deferred | HK$20 | 2 | – | – | |
| Shanghai Chon Main Real Estate Development Co., Limited** | The People's Republic of China | Not applicable | RMB160,382,301 | Not applicable | – | 64 | Property development |
| Union Pearl Development Limited | Hong Kong | Ordinary | HK$2 | 2 | – | 100 | Property investment and trading |
| Winfield Development Limited** | Hong Kong | Ordinary | HK$2 | 2 | – | 100 | Property investment |
| Xinyang Chevalier Hotel Co., Ltd. | The People's Republic of China | Not applicable | RMB55,000,000 | Not applicable | – | 70 | Hotel operation |
| YCC (Development) Company Limited** | Hong Kong | Ordinary | HK$20 | 2 | – | 100 | Property investment |
| | | Deferred | HK$20 | 2 | – | – | |

* Every four preference shares of this company carry one vote and all such shares have no right to participate in the distribution of surplus assets in case of winding-up or profits in excess of 10% for any one financial year.

** Not audited by Deloitte Touche Tohmatsu.

*Note:* All deferred shares are non-voting.

| Name of associates | Place or country of incorporation or registration/ operation | Class of shares | Effective percentage of issued share or registered capital held by Company | Subsidiary | Principal activities |
|---|---|---|---|---|---|
| Chevalier (Civil Engineering) Limited | Hong Kong | Ordinary | – | 37.3 | Civil engineering |
| | | Deferred | – | – | |
| Chevalier (Construction) Company Limited | Hong Kong | Ordinary | – | 37.2 | Building construction |
| Chevalier Construction Holdings Limited (listed on The Stock Exchange of Hong Kong Limited) | Bermuda/ Hong Kong | Ordinary | 30 | 7.3 | Investment holding |
| Chevalier Construction (Hong Kong) Limited | Hong Kong | Ordinary | – | 37.3 | Building construction |
| | | Deferred | – | – | |
| Chevalier Civil Engineering (Hong Kong) Limited | Hong Kong | Ordinary | – | 37.3 | Civil engineering |
| Chevalier MLD Leasing Company Limited** | Hong Kong | Ordinary | – | 50 | Finance, leasing and hire purchase financing |
| United O. A. Limited** | Hong Kong | Ordinary | – | 20.5 | Trading of office equipment |

** Not audited by Deloitte Touche Tohmatsu.

*Note:* All deferred shares are non-voting.

# JOINTLY CONTROLLED ENTITIES

| Name of jointly controlled entities | Form of business structure | Place or country of incorporation or registration/ operation | Class of shares held | Effective percentage of issued share or registered capital held by subsidiary | Principal activities |
|---|---|---|---|---|---|
| Berville Investment Limited | Incorporated | Hong Kong/ The People's Republic of China | Ordinary | 50 | Property development |
| Chevalier Biwater Joint Venture | Unincorporated | Hong Kong | – | 50 | Environmental engineering |
| Fairwide Limited | Incorporated | Hong Kong/ The People's Republic of China | Ordinary | 50 | Property development |



The Group's entitlement to share in the results of its jointly controlled entities is in proportion to its ownership interest.

# EXTRACTS

## OF FINANCIAL STATEMENTS OF A PRINCIPAL ASSOCIATE

The following information is extracted from the 2000 published financial statements of Chevalier Construction Holdings Limited, a principal associate:

### CONSOLIDATED INCOME STATMENT

FOR THE YEAR ENDED 31ST MARCH, 2000

| | 2000<br>*HK$'000* | 1999<br>*HK$'000* |
|---|---|---|
| Turnover | **2,390,937** | 2,579,913 |
| Cost of sales | **(2,359,977)** | (2,638,748) |
| Gross profit (loss) | **30,960** | (58,835) |
| Other revenue | **3,290** | 5,624 |
| Administrative expenses | **(22,074)** | (27,771) |
| Other operating expenses | **(2,248)** | (1,097) |
| Profit (loss) from operations | **9,928** | (82,079) |
| Finance costs | **(5,626)** | (6,925) |
| Share of results of associates | **3,205** | 4,033 |
| Share of results of jointly controlled entities | **(231)** | 7,727 |
| Profit (loss) before taxation | **7,276** | (77,244) |
| Taxation | **547** | (963) |
| Profit (loss) before minority interests | **7,823** | (78,207) |
| Minority interests | **(5)** | 22 |
| Net profit (loss) for the year | **7,818** | (78,185) |
| Dividends | **–** | – |

# EXTRACTS

## OF FINANCIAL STATEMENTS OF A PRINCIPAL ASSOCIATE

### CONSOLIDATED BALANCE SHEET

AS AT 31ST MARCH, 2000

| | 2000<br>HK$'000 | 1999<br>HK$'000 |
|---|---|---|
| Non-current assets | | |
| Property, plant and equipment | 21,590 | 22,852 |
| Interests in associates | 24,442 | 25,240 |
| Interests in jointly controlled entities | 10,190 | 16,283 |
| | 56,222 | 64,375 |
| Current assets | | |
| Amounts due from customers for contract work | 190,198 | 202,302 |
| Inventories | 10,444 | 13,306 |
| Debtors, deposits and prepayments | 630,518 | 507,365 |
| Retention money receivable | 206,977 | 198,817 |
| Amounts due from associates | 1,800 | 1,508 |
| Tax refundable | 215 | 159 |
| Cash and bank balances | 66,195 | 92,792 |
| | 1,106,347 | 1,016,249 |
| Current liabilities | | |
| Amounts due to customers for contract work | 258,299 | 181,989 |
| Creditors, deposits and accruals | 630,662 | 579,295 |
| Retention money payable | 186,320 | 166,521 |
| Obligations under finance leases – due within one year | 359 | – |
| Loan from a jointly controlled entity | – | 20,000 |
| Provision for taxation | – | 676 |
| Secured short-term bank loans | – | 38,000 |
| Unsecured short-term bank loans | – | 15,000 |
| Unsecured bank overdraft | – | 456 |
| | 1,075,640 | 1,001,937 |
| Net current assets | 30,707 | 14,312 |
| Non-current liabilities | | |
| Obligations under finance leases – due after one year | 419 | – |
| Minority interests | 452 | 447 |
| Net assets | 86,058 | 78,240 |
| Share capital | 22,900 | 22,900 |
| Reserves | 63,158 | 55,340 |
| Capital and reserves | 86,058 | 78,240 |

# NOTICE

## OF ANNUAL GENERAL MEETING

**NOTICE IS HEREBY GIVEN** that the Annual General Meeting of the Shareholders of the Company will be held at 22/F., Chevalier Commercial Centre, 8 Wang Hoi Road, Kowloon Bay, Hong Kong on Friday, 22nd September, 2000 at 11:00 a.m. for the following purposes:

**As Ordinary Business**

1. To receive and consider the audited financial statements and the Reports of the Directors and Auditors for the year ended 31st March, 2000.
2. To declare a final dividend.
3. To re-elect retiring Directors and authorize the Board of Directors to fix their remuneration.
4. To re-appoint Auditors and authorize the Board of Directors to fix their remuneration.

**And As Special Business**, to consider and, if thought fit, pass with or without modification the following resolutions as Ordinary Resolutions:

5. "**THAT**:

   (a) subject to paragraph (c) below, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements, warrants and options which might require the exercise of such powers be and is hereby generally and unconditionally approved;

   (b) the approval in paragraph (a) shall authorize the Directors of the Company during the Relevant Period to make or grant offers, agreements, warrants and options which might require the exercise of such powers after the end of the Relevant Period;

   (c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors of the Company pursuant to the approval in paragraph (a), otherwise than pursuant to (i) a Rights Issue (as hereinafter defined) or (ii) the exercise of rights of subscription or conversion under the terms of any warrant or other securities issued by the Company carrying a right to subscribe for shares of the Company or (iii) the exercise of subscription rights under any share option scheme of the Company or (iv) an issue of shares as scrip dividends pursuant to the Bye-laws of the Company from time to time, shall not exceed 20% of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing of this Resolution and the said approval shall be limited accordingly; and

   (d) for the purposes of this Resolution and the Resolution 6:

   "Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

   (i) the conclusion of the next Annual General Meeting of the Company;

   (ii) the expiration of the period within which the next Annual General Meeting of the Company is required by the Bye-laws of the Company or any applicable law of Bermuda to be held; and

   (iii) the revocation or variation of this Resolution by an ordinary resolution of the shareholders of the Company in General Meeting.

   "Rights Issue" means the allotment, issue or grant of shares pursuant to an offer (open for a period fixed by the Directors of the Company) made to shareholders or any class thereof on the Register of Members of the Company on a fixed record date pro rata to their then holdings of such shares or class thereof (subject to such exclusion or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements of having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong)."

6. "**THAT**:

   (a) subject to paragraph (b) below, the exercise by the Directors of the Company during the Relevant Period (as defined in Resolution 5(d) above) all powers of the Company to repurchase its shares in the capital of the Company, subject to and in accordance with all applicable laws and requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited as amended from time to time, be and is hereby generally and unconditionally approved; and

   (b) the aggregate nominal amount of shares to be purchased by the Company pursuant to the approval in paragraph (a) above during the Relevant Period shall not exceed 10% of the aggregate nominal amount of the issued share capital of the Company on the date of this Resolution and the authority pursuant to paragraph (a) above shall be limited accordingly."

7. "**THAT** the general mandate granted to the Directors of the Company to allot, issue and deal with additional shares pursuant to Ordinary Resolution set out in Resolution 5 be and is hereby extended by the addition thereto of an amount representing the aggregate nominal amount of the share capital of the Company which may be allotted or agreed conditionally or unconditionally to be allotted pursuant to such general mandate the aggregate nominal amount of share in the capital of the Company, repurchased by the Company under the authority granted pursuant to Ordinary Resolution set out in Resolution 6, provided that such amount shall not exceed 10% of the aggregate nominal amount of the issued share capital of the Company at the date of this Resolution."

By Order of the Board
**KAN Ka Hon**
*Company Secretary*

Hong Kong, 28th August, 2000

*Notes:*

*(a) A member entitled to attend and vote at the meeting convened by the above notice is entitled to appoint one or more proxies to attend and, in the event of a poll, to vote in his stead. A proxy need not be a member of the Company.*

*(b) In order to be valid, a form of proxy, together with the power of attorney or other authority (if any), must be deposited at the Company's Branch Share Registrars in Hong Kong, STANDARD REGISTRARS LIMITED of 5/F., Wing On Centre, 111 Connaught Road Central, Hong Kong not less than 48 hours before the time appointed for holding the meeting or any adjourned meeting.*

*(c) The Register of Members of the Company will be closed from Thursday, 14th September, 2000 to Wednesday, 20th September, 2000, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the proposed final dividend, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company's Branch Share Registrars in Hong Kong, STANDARD REGISTRARS LIMITED not later than 4:00 p.m. on Tuesday, 12th September, 2000.*